08001686

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Intercell AG

*CURRENT ADDRESS Campus Vienna Biocenter 6
1030 Vienna, Austria

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2008
THOMSON FINANCIAL

FILE NO. 82- 35770 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
2G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: hwte

DAT : 4/8/08

intercell
SMART VACCINES

RECEIVED
2008 ... -7 P 12:...

Intercell AG

(a stock corporation organized under Austrian law)

Admission to listing of 4,800,000 new shares of common stock

This document is a prospectus (the or this "Prospectus") prepared in accordance with Commission Regulation (EC) No 809/2004 of April 29, 2004, as amended, and conforms to the requirements of the Austrian Capital Markets Act (*Kapitalmarktgesetz*) (the "Austrian Capital Markets Act") and the Austrian Stock Exchange Act (*Börsegesetz*) (the "Austrian Stock Exchange Act") solely for use in connection with the application for admission to listing to the Official Market (*Amtlicher Handel*) of the Vienna Stock Exchange (*Wiener Börse*) of 4,800,000 bearer shares of common stock with no par value, each share representing a pro rata amount of €1 of the aggregate nominal value of the capital stock of Intercell AG, a stock corporation (*Aktiengesellschaft*) organized under Austrian law. The 4,800,000 shares of common stock will be newly issued following a capital increase of our capital stock out of authorized capital (*genehmigtes Kapital*).

This Prospectus has been approved as a prospectus for the purposes thereof by the Austrian Financial Market Authority (*Finanzmarktaufsichtsbehörde*), or FMA, and is expected to be published and filed with the filing office (*Meldestelle*) at Oesterreichische Kontrollbank Aktiengesellschaft, or OeKB, in accordance with the Austrian Capital Markets Act on or about September 19, 2007. This Prospectus will be filed with the Vienna Stock Exchange in accordance with the Austrian Stock Exchange Act in connection with the application for admission to listing to the Official Market of the Vienna Stock Exchange of the 4,800,000 shares of common stock on the Official Market of the Vienna Stock Exchange on or about September 26, 2007.

Intercell AG's existing shares of common stock trade on the Prime Market segment of the Vienna Stock Exchange under the symbol "ICLL". Subject to approval by the Vienna Stock Exchange and subject to registration with the commercial register (*Firmenbuch*) of the Commercial Court of Vienna (*Handelsgericht Wien*) of the 4,800,000 shares of common stock to be newly issued following a capital increase of our capital stock out of authorized capital, we expect trading in the 4,800,000 new shares of common stock to commence on the Prime Market segment of the Vienna Stock Exchange on or about September 26, 2007.

THIS PROSPECTUS OR THE INFORMATION CONTAINED THEREIN DOES NOT CONSTITUTE AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN THE UNITED STATES OF AMERICA (THE "U.S."), THE REPUBLIC OF AUSTRIA ("AUSTRIA") OR ANY OTHER JURISDICTION. THE SECURITIES REFERRED TO HEREIN HAVE ALREADY BEEN SOLD.

The the shares of common stock referred to herein have not been or will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any other other applicable law of any other applicable jurisdiction. This Prospectus or the information contained therein is not being issued in the U.S. and may not be distributed in the U.S. or any jurisdiction where the issuance or distribution of this Prospectus or the information contained herein would be unlawful. Securities may not be offered or sold in the U.S. absent registration or an exemption from registration under the Securities Act. We do not intend to register any of our securities or conduct a public offering of our securities in the U.S., in the Republic of Austria or any other jurisdiction.

The distribution of this Prospectus may be restricted by the applicable laws of certain jurisdictions. Persons in possession of this Prospectus are required by us to inform themselves about, and to comply with, any such restrictions.

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

Prospectus dated September 19, 2007.

12-31-06
AR/S

References in this Prospectus to "we," "us," "our" and "Intercell" refer to Intercell AG and its subsidiaries on a consolidated basis, unless the context otherwise requires.

According to the Austrian Capital Markets Act, we are obligated to disclose in a supplement (*Nachtrag*) to this Prospectus every significant new factor, material mistake or inaccuracy relating to the information included in the Prospectus that is capable of affecting the assessment of the new shares of common stock referred to herein that arises or is noted between the approval of the Prospectus by the FMA and the earlier of closing of the offering or admission to trading in the new shares on the Vienna Stock Exchange. Any such supplement will be published in the same manner as this Prospectus and approved by the FMA.

This Prospectus, as approved by the FMA, is available on our website (http://www.intercell.com). Our articles of association (*Satzung*), our unaudited interim consolidated financial report as of and for the six months ended June 30, 2007 (with corresponding figures as of December 31, 2006 and for the six months ended June 30, 2006, as applicable) and our audited annual consolidated financial statements as of and for the years ended December 31, 2006 (with corresponding figures as of and for the year ended December 31, 2005) and December 31, 2005 (with corresponding figures as of and for the years ended December 31, 2004 and 2003) may be inspected on our website (http://www.intercell.com). Except for the Prospectus, information contained on our website is not a part of this Prospectus nor is it incorporated herein by reference.

TABLE OF CONTENTS

	Page
Summary	1
Summary Financial Data	7
Risk Factors	9
Use of Proceeds	17
Special Note Regarding Forward-Looking Statements	18
Dividend Policy	19
Capitalization	20
Dilution	21
Selected Financial Data	22
Management's Discussion and Analysis of Financial Condition and Results of Operations	24
Industry and Regulatory Overview	32
Business	35
Management	53
Certain Relationships and Related Party Transactions	61
Principal Shareholders	63
The Company	65
Description of Capital Stock	69
The Capital Increase	75
Listing	76
Taxation in Austria	77
Statement pursuant to Commission Regulation (EC) No. 809/2004 and to Sec. 8(1), Austrian Capital Markets Act	80
Index to Financial Statements	81

Presentation of Financial Information

Our unaudited interim consolidated financial report as of and for the six months ended June 30, 2007 (with corresponding figures as of December 31, 2006 and for the six months ended June 30, 2006, as applicable), or our interim consolidated financial report, and our audited annual consolidated financial statements as of and for the years ended December 31, 2006 (with corresponding figures as of and for the year ended December 31, 2005) and December 31, 2005 (with corresponding figures as of and for the years ended December 31, 2004 and 2003), or our annual consolidated financial statements, are included in this Prospectus beginning on page F-2. Pursuant to Regulation (EC) No 1606/2002 of the European Parliament and of the Council of July 19, 2002, we prepared our interim consolidated financial report and annual consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, as adopted for use in the European Union by the European Commission.

PwC Wirtschaftsprüfung AG, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Erdbergstraße 200, 1030 Vienna, Austria, or PwC, have audited our annual consolidated financial statements and provided an unqualified independent auditors' opinion thereon, which is included in this Prospectus. In addition, PwC have reviewed our interim consolidated financial report and provided an unqualified independent auditors' review opinion thereon. PwC is, and at the time of auditing our annual consolidated financial statements was, a member of the Austrian Chamber of Professional Accountants and Tax Advisers (*Kammer der Wirtschaftstreuhänder Österreich*).

For the six months ended June 30, 2007 and the years ended December 31, 2004, 2005 and 2006, our consolidated accounts included the accounts of our wholly-owned subsidiaries, which included Intercell AG and its subsidiaries Intercell USA, Inc., a company incorporated under the laws of the State of Delaware, and Intercell Biomedical Ltd., a company incorporated under the laws of Scotland. For the six months ended June 30, 2007 our consolidated accounts included in addition, the accounts of our wholly-owned subsidiary Pelias, Biomedizinische Entwicklungs AG, or Pelias, and its subsidiaries Pelias Beteiligungs GmbH and Pelias Biotechnologies GmbH, each incoporated under the laws of Austria. We acquired Pelias in January 2007. Prior to January 2007, we owned 46.0 percent of the capital stock of Pelias, which we accounted for using the equity method. We own 10.4 percent of the capital stock of Biovertis—Information Driven Drug Design AG, or Biovertis, which we account for as a non-current available-for-sale asset. Prior to November 2005, we owned 25 percent of Biovertis, which we accounted for using the equity method.

Rounding adjustments have been made in the presentation of some of the financial data included in this Prospectus.

Industry and Market Data

Certain industry and market data included in this Prospectus were obtained from publicly available sources. This information has been accurately reproduced and, as far as we are aware and are able to ascertain from information published by these sources, no facts have been omitted which would render the reproduced information inaccurate or misleading. We have not independently verified this industry and market data, nor can we assure the accuracy and completeness of, or take any responsibility for, such data. Further, we do not intend, and do not assume any obligation, to update this industry or market data. In addition, behavior, preferences and trends indicated by this industry or market data tend to change. As a result, that data in this Prospectus and estimates based on that data might not be reliable indicators of future results.

SUMMARY

This summary does not contain all of the information that should be considered before making an investment in our shares of common stock. Investors should read and examine the entire Prospectus carefully, including "Risk Factors" and our interim consolidated financial report and annual consolidated financial statements, which are included in this Prospectus beginning on page F-2, before making an investment decision.

We assume responsibility for this summary, but may only be held liable in a member state of the European Economic Area for its contents if it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. If a claim relating to the information contained in this Prospectus is brought before a court in a member state of the European Economic Area, the plaintiff may, under the national legislation of the member state where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated and may only be reimbursed for all or part of such costs if and to the extent the national legislation of the member state where the claim is brought provides so.

We are a biotechnology company focused on the research, development, manufacturing and commercialization of innovative vaccine products against a variety of infectious diseases with substantial unmet medical needs. We develop novel prophylactic vaccines that protect the human body against future infections and therapeutic vaccines that enhance the human immune system's response to existing infections. We have a broad and diverse product portfolio with one vaccine candidate, which has completed pivotal phase III clinical trials, two in phase II clinical trials, two partnered vaccine candidates which have completed phase I clinical trials and one partnered vaccine candidate which is in phase I clinical trias. In addition, we have more than five vaccine candidates in preclinical development. We believe we are a global leader in the creation of "smart" vaccines based on our Antigen Identification Program, or AIP, and Vaccine Improvement Program, or VIP, technology platforms. We have partnerships with global leaders in the vaccine and monoclonal antibody industry, including entities affiliated with Novartis AG, or Novartis, Merck & Co., Inc., sanofi pasteur S.A., and Kirin Brewery Co., Ltd. In February 2005, we successfully completed our initial public offering and listing on the Vienna Stock Exchange.

Our most advanced product candidate, which has completed pivotal phase III clinical trials, is a prophylactic vaccine against the Japanese encephalitis virus, or JEV, a mosquito-borne flaviviral infection, which is the leading cause of childhood encephalitis and viral encephalitis in Asia. We have successfully completed pivotal phase III clinical trials, in which our JEV vaccine was safe and well tolerated and met the primary endpoint in terms of the immune response compared to JE-VAX(R) the only JEV vaccine approved in the United States. Both the amount of antibodies in the blood, expressed as geometric mean titer, or GMT, and the percentage of subjects reaching protective antibody titers, or seroconversion rate, met our primary endpoint in this clinical trial. In October 2006, we commenced the regulatory process for submission of a BLA (Biologics License Application) with the Food and Drug Administration, or FDA, in the United States. We intend to complete the regulatory filings in the United States by the end of 2007 and in Europe and Australia in 2008. We have received orphan drug designation in Europe for our JEV vaccine and if we obtain approval from the regulatory authorities, we anticipate first market launch in the United States and in the European Union in 2008 and in Australia and India in 2009.

In preparation for the commercialization of our JEV vaccine, we have entered into a marketing and distribution agreement for the market for travelers with Novartis in the United States, Europe and certain other territories. In addition, we have entered into marketing and distribution agreements with CSL Ltd. in Australia, New Zealand, Papua New Guinea and certain Pacific islands, and for the Asian endemic market with Biological E. in India, Nepal, Bhutan and Pakistan. We also have a long term development partnership with the Walter Reed Army Institute of Research in the United States and intend initially to commercialize our JEV vaccine on our own in the market for the armed forces and military personnel. In 2004 we acquired a 30,000 square foot Good Manufacturing Practices, or GMP, facility in Livingston, United Kingdom, to support scale up and commercial manufacturing of the product.

Our second most advanced product candidate is a Pseudomonas vaccine, which has completed a first phase II clinical trial. Access to the vaccine was gained through the acquisition of Pelias Biomedizinische Entwicklungs AG in January 2007. Pseudomonas is the most common gram-negative bacterium causing hospital-acquired infections. It is the prime cause of severe infections in burn patients and of ventilation associated pneumonia (VAP) occurring in intensive care units. Acute infections often develop rapidly and, in some cases, are life-threatening. With a high level of resistance against many antibiotics, Pseudomonas infections are particularly difficult to treat. Currently there is no Pseudomonas vaccine available on the market, and only very few preventative products are currently under development. In first phase II trial in a group of patients with second and third degree burn injury, our Pseudomonas vaccine was well tolerated and demonstrated a good antibody response, and no Pseudomonas infections occurred in the patients vaccinated.We are currently preparing a phase II/III clinical trial for the vaccine, expected to start in early 2008.

In addition, our pipeline includes a therapeutic vaccine against the hepatitis C virus, or HCV, which is in phase II clinical trials. We believe this vaccine candidate has the potential to offer significant benefits to patients with HCV due to the strong T-cell response shown in a recently completed clinical trial and the positive effect on viral load as previously demonstrated in earlier phase II clinical trials. In 2004, we completed a phase II clinical trial that involved HCV patients who had not responded to or have relapsed after the current standard HCV therapy. This clinical trial demonstrated a positive effect on viral load, in which the immune response generated by our HCV vaccine appeared to decrease the viral load in several HCV patients. Based on these results, we performed a further clinical trial in 2005. In healthy volunteers we were able to demonstrate a significantly better level and better sustainability of the immune response by optimizing the application schedule and route for our vaccine. In addition, our HCV vaccine demonstrated a good safety profile, when used concomitantly with standard therapy in a further phase II clinical trial in combination with interferon-ribavirin standard therapy, which did not show any interference with the immune response of our therapeutic vaccine. In August 2007 we have completed an interim analysis of another phase II clinical trial in treatment naïve chronic HCV patients, which applied the new optimized application schedule and route for our HCV vaccine. In this analysis we could observe a good safety profile of the optimized vaccination schedule in hepatitis C patients and a statistically significant reduction of viral load up to two weeks after the last vaccination. The final data are expected for early 2008 including an analysis of viral load and immune responses up to six months after last vaccination. Through our strategic alliance with Novartis we have brought together both companies' programs in the field of therapeutic Hepatitis C vaccines with the aim to expand the combined leadership in this field. We are currently in the planning process for further clinical trials, combining the strengths of both partners' therapeutic HCV vaccine approaches.

Beyond our advanced clinical product candidates, we have a prophylactic vaccine candidate for Staphylococcus aureus, or S. aureus, which has successfully completed a phase I clinical trial, conducted by our partner Merck & Co., Inc. S. aureus is the most commonly identified antibiotic-resistant pathogen in hospitals in many parts of the world, including Europe and North America, resulting in prolonged hospital stays and in higher mortality rates. We partnered this vaccine candidate with Merck & Co., Inc. in 2004 for future development and commercialization, and we expect phase II clinical trials for this vaccine to commence at the end of 2007. We also have a prophylactic vaccine candidate against Group A Streptococcus in preclinical development, which we partnerered with Merck & Co., Inc. in October 2006 and an undisclosed bacterial vaccine candidate, which we partnered with sanofi pasteur S.A. in 2004.

Our vaccines candidates partnered with Merck & Co., Inc. and sanofis Pasteur S.A. are based on our AIP technology, which utilizes innovative processes to identify antigens that are recognized by the human immune system. Antigens are basic components of pathogens, which are the cause of infectious diseases. We focus on those antigens that we believe will induce the strongest response from the human immune system. In addition to the already partnered vaccine candidates, we have developed a strong early stage product pipeline of vaccine candidates in preclinical development based on this technology, each of which target a particular infectious disease. For our non-partnered novel vaccine targets, we have granted opt-in rights to Novartis to obtain an exclusive license for the development, manufacturing and commercialization of each vaccine candidate latest after the completion of phase II clinical trials, or earliest at the start of phase I trials, at Novartis' election. For product candidates that Novartis elects to license under this option arrangement, we have retained the right to choose between a co-development and profit sharing or a licensing arrangement with pre-defined milestone and royalty payments.

In addition to the use in the vaccines field, we have developed our AIP technology to deliver validated targets for monoclonal antibodies, which can be used for the therapeutic intervention in different severe bacterial infections. Our first partnerships in this field are with Kirin Brewery Co., Ltd. in the field of Streptococcus pneumoniae and with Merck & Co., Inc. in the fields of S. aureus and Group A Streptococcus. We have currently identified three additional target indications that could be used for therapeutic monoclonal antibodies.

Our clinical stage product pipeline also includes a prophylactic vaccine for tuberculosis and a potentially superior seasonal Influenza vaccine formulated with IC31®. The tuberculosis vaccine, developed together with our partner, the Statens Serum Institut, has successfully completed a phase I clinical trial, in which it demonstrated to be safe and very immunogenic in healthy individuals. A phase I clinical trial for an influenza vaccine adjuvanted with our IC31® has been started in June 2007 with the aim to provide a superior vaccine with an improved efficacy and T-cell immunity. In July 2007, an exclusive license has been grante to Novartis for the use of IC31® in influenza vaccines. Both of these product candidates are based on our VIP technology, which we use to develop proprietary adjuvants, or immunizers, which stimulate the human immune system's response to an antigen and enhance its ability to fight and destroy the associated pathogen. Our immunizers are being tested in conjunction with our product candidates and are also licensed to third parties for use with their own product candidates and development efforts. Thus we have entered into a non-exclusive license agreement with Wyeth for the use of IC31® in several bacterial vaccine indications.

Risks

Our business is subject to a number of risks of which you should be aware before making an investment in our shares of common stock. These risks are summarized below and discussed more fully in "Risk Factors."

Risks relating to our business and industry

- No history of revenues from the commercial sale of a product, significant losses since our inception and uncertainty regarding our ability to become or remain profitable
- Failure to develop and commercialize our product candidates as expected or at all
- Inability to control the performance of our strategic partners, on which the success of our strategic partnerships depend
- Failure to maintain strategic partnerships, on which the development and commercialization of our product candidates and technologies depend
- Failure or delay in obtaining regulatory approvals for the continued development and commercialization of our product candidates
- Failure or delay in clinical trials, which are expensive and time consuming
- Future changes in the regulatory approval process may result in additional expenses or delays in the development or commercialization of our product candidates
- Loss of a significant share of our expected market due to competition
- Failure to commercialize our product candidates due to a low degree or lack of market acceptance
- Infringement, or claims of infringement, of the intellectual property rights of third parties may adversely affect our business
- Failure to protect our proprietary and intellectual property rights may erode our competitive advantage and decrease our market share
- Failure to obtain additional funding, if required
- Unanticipated or undesirable effects, or unfavorable consequences, resulting from acquisitions
- Failure of third-party manufacturers to produce the materials we require in sufficient quantities or quality, at an acceptable cost or on a timely basis
- Failure to manufacture our product candidates on a timely basis, or at all
- Delay or limitation of the development and commercialization of our JEV vaccine due to regulatory requirements
- Inability to obtain sufficient product liability insurance coverage for product liability claims at a commercially reasonable cost or at all
- Inability to recruit and retain qualified personnel or retain key members of our management or scientific staff
- Demand for our JEV vaccine in travelers' market may be adversely affected by events or economic conditions that affect our customers' willingness to travel
- Depreciation or fluctuation in the foreign currency exchange rates for currencies in which a significant portion of our revenues or operating expenses are denominated

Risks relating to our shares

- The price of shares of our common stock may fluctuate or fall below the current price of such shares
- A suspension of trading in the shares of our common stock could adversely affect the share price.
- Decreases in the price of shares of our common stock due to sales of shares of our common stock by existing shareholders
- The price of shares of our common stock may fluctuate significantly due to, in some cases, events unrelated to our business, financial condition or results of operations
- No payment of dividends to shareholders in the near-term or at all
- Possible negative tax consequences for U.S. holders due to our potential status as a passive foreign investment company

Company Information

We were founded in Vienna, Austria, on December 3, 1997, as a company with limited liability (*Gesellschaft mit beschränkter Haftung*), or GmbH, under the laws of Austria and were registered with the commercial register of the Commercial Court of Vienna under FN 166438m on January 13, 1998. On September 28, 2000, our shareholders approved our conversion into a stock corporation, or AG, under the laws of Austria, which conversion was registered with the commercial register on October 28, 2000. In February 2005, we completed our initial public offering and since February 28, 2005, our shares of common stock have been traded on the Prime Market segment of the Vienna Stock Exchange under the symbol "ICLL".

Our principal executive offices are located at Campus Vienna Biocenter 6, 1030 Vienna, Austria, and our telephone number is +43 (0) 1 206 20-0. Our website address is http://www.intercell.com. Information contained on our website is not a part of this Prospectus nor is it incorporated herein by reference.

Summary Information regarding the Capital Increase

The issuer	Intercell AG, a stock corporation organized under Austrian law.
New shares to be listed	4,800,000 new shares of common stock, with no par value and each share representing a pro rata amount of €1 of the aggregate nominal value of the common stock of Intercell AG, are issued and sold to Novartis Pharma AG. Upon issuance and registration of the new shares of common stock, all of these new shares of common stock will be fully paid and non-assessable.
The subscriber of the new shares	Novartis Pharma AG, a stock corporation organized under Austrian law, has, in connection with a July 1, 2007 Strategic Alliance Agreement, committed to subsribe for 4,800,000 new shares of common stock, each share representing a pro rata amount of €1 of the aggregate nominal value of the common stock of Intercell AG, against payment of the subscription price of the new shares of common stock. See "Strategic Partnerships and Further Collaborations—Novartis AG"
Subscription price	The subscription price has been set at €31.25 per share of common stock.
No subscription rights with respect to the new shares of common stock	The 4,800,000 new shares of common stock will be issued to Novartis Pharma AG. The subscription rights of our shareholders with respect to these new shares of common stock will be excluded.
Shares of our common outstanding after issuance of the new shares to Novartis Pharma AG	Upon completion of the issuance of the 4,800,000 new shares of common stock to Novartis Pharma AG, we will have 45,135,818 shares of common stock outstanding, which number does not include the 385,889 shares of common stock we hold as treasury stock. The 4,800,000 new shares of common stock subscribed for by Novartis Pharma AG will be 10.6 percent of such outstanding shares.
Form and delivery of the new shares of common stock	Intercell AG's existing shares of common stock are represented by a global certificate deposited with OeKB. The new shares of common stock will be represented by one or more additional global certificates, which will also be deposited with OeKB. The new shares of common stock will be delivered to Novartis Pharma AG in book entry form through the facilities of the OeKB, Clearstream or Euroclear on or about September 27, 2007. No physical share certificates will be delivered.
Dividends	Each of our shares of common stock carries, and the new shares of common stock will carry, full dividend rights from and including the financial year beginning January 1, 2007. However, we have never declared or paid any cash dividends on our capital stock and our management does not anticipate paying any cash dividends on our capital stock in the foreseeable future. See "Dividend Policy."
Voting rights	Each share of our common stock entitles its holder to one vote at every general meeting of shareholders. The date of each general meeting of shareholders will be published in the Official Gazette of the Wiener Zeitung and on our website. See "Description of Capital Stock—Common Stock."
Listing	Intercell AG's existing shares of common stock trade on the Prime Market segment of the Vienna Stock Exchange under the symbol "ICLL". Subject to approval by the Vienna Stock Exchange and subject to registration with the commercial register of the Commercial Court of Vienna of the 4,800,000

	shares of common stock to be newly issued following a capital increase of our capital stock out of authorized capital, we expect trading in the 4,800,000 new shares of common stock to commence on the Prime Market segment of the Vienna Stock Exchange on or about September 26, 2007.
Lock-up agreements	No lock up agreements haven been entered into in connection with this sale of new shares of common stock to Novartis Pharma AG.
Use of proceeds	We intend to use the net proceeds from the sale of new shares of common stock to Novartis Pharma AG principally for the development and commercialization of our product candidates, the development of our technologies in order to create new business opportunities and for general corporate purposes. See "Use of Proceeds."
ISIN	Existing and new shares: AT 0000612601
Common code	021250902

SUMMARY FINANCIAL DATA

The summary financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our interim consolidated financial report and annual consolidated financial statements, which are included in this Prospectus beginning on page F-2.

The summary financial data set forth below were derived from our interim consolidated financial report and annual consolidated financial.

Consolidated Income Statement Data	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006	2007
	(audited) (€ in thousands)			(unaudited) (€ in thousands)	
Revenues					
Revenues from collaborations and licensing	3,407	6,345	21,549	5,382	2,199
Grant income	1,173	2,124	1,903	389	2,985
Operating expenses					
Research and development expenses	(16,855)	(28,460)	(30,952)	(13,413)	(17,462)
thereof stock compensation expense	*290*	*464*	*819*	*284*	*487*
General, selling and administration expenses	(7,943)	(8,957)	(10,510)	(4,117)	(6,121)
thereof stock compensation expense	*1,641*	*956*	*1,377*	*620*	*1,458*
Income from transactions with associated companies	3,779	1,033	951	43	-
Other income/(expenses), net	(917)	3,050	1,427	286	2,151
Operating Loss	(17,356)	(24,865)	(15,632)	(11,430)	(16,248)
Finance income/(expenses), net	(174)	1,065	1,341	491	708
Share of loss of associated companies	(3,508)	(1,540)	(1,437)	(950)	-
Loss before income tax	(21,038)	(25,340)	(15,728)	(11,889)	(15,540)
Income tax (expense)/income	(4)	280	(415)	(402)	(31)
Loss for the year	(21,042)	(25,060)	(16,143)	(12,291)	(15,571)
Earnings per share for profit attributable to the equity holders of Intercell AG during the year (basic and diluted) (€ per share)(1)	(0.90)	(0.79)	(0.45)	(0.37)	(0.40)
Weighted number of shares outstanding	23,463,575	31,609,869	36,091,023	33,157,843	39,026,008

---

(1) Based on net loss per share of our weighted average outstanding shares during the relevant period, adjusted to reflect the €23.7 million capital increase out of own funds, from €0.2 million to €23.9 million, in June 2004 through the issuance of 23,701.689 new shares. See "Description of Capital Stock—Historical Development of Our Capital Stock."

Consolidated Balance Sheet Data	As of December 31, 2004	2005	2006	As of June 30, 2007
	(audited)			(unaudited)
	(€ in thousands)			(€ in thousands)
Cash and cash equivalents and available-for-sale financial assets(2)	31,350	50,178	94,421	81,056
thereof available-for-sale securities	*23,183*	*44,894*	*65,523*	*71,113*
Property, plant and equipment	5,918	7,179	10,253	11,682
Intangible assets	150	108	157	19,106
Other assets(3)	1,744	7,330	6,632	5,576
Total Assets	**39,162**	**64,795**	**111,463**	**117,419**
Trade and other payables(4)	6,551	10,935	14,984	15,782
Current borrowings(5)	1,701	1,337	998	721
Non-current borrowings(6)	4,143	2,870	2,157	1,808
Other non-current liabilities(7)	-	-	242	9,169
Capital and reserves attributable to Intercell AG's equity holders	26,767	49,653	93,082	89,939
thereof retained earnings	*(66,649)*	*(91,709)*	*(107,852)*	*(123,936)*
Total equity and liabilities	**39,162**	**64,795**	**111,463**	**117,419**

(2) Cash and cash equivalents consist of cash, demand deposits with banks and time deposits with a maturity of three months or less. Available-for-sale financial assets consist of investment mutual funds.

(3) Includes deferred tax assets, trade receivables and other current assets, work in progress, other non-current assets and restricted cash.

(4) Includes Trade and other payables and deferred income

(5) Includes current portion of long-term debt.

(6) Excludes current portion of long-term debt.

(7) Includes other long term liabilities and deferred tax liability

RISK FACTORS

Before making purchasing any of our shares of common stock, you should carefully consider the risks relating to our business and industry, our shares of common stock and the information set forth elsewhere in this Prospectus. The risks set forth in this section are not the only risks we face. The information provided in this section is intended to be a non-exhaustive summary of material and essential risks and investment considerations. Therefore, the following risk factors are those we consider most material as at the date of this Prospectus. Additional risks that are not known to us at this time, or that we currently believe are immaterial, could also have a material adverse effect on our business, financial condition, results of operations and the price of our shares of common stock. The order in which the following risks are presented is not intended to be an indication of the probability of their occurrence or the magnitude of their potential effects on our business, financial condition, results of operations and the price of our shares of common stock.

Risks Relating To Our Business and Industry

We have never generated revenues from the commercial sale of a product, have incurred significant losses since our inception and may never achieve or sustain profitability.

We are a development stage company and have never generated revenues from the commercial sale of a product. During our operating history, revenues from collaborations and licensing and grant income have not been sufficient to meet the funding requirements for our operations, which include our research and development activities. To date, we have primarily met these funding requirements with proceeds from our initial public offering and secondary public offering, private placements of our capital stock and contributions from our silent partners. As of December 31, 2006, we had accumulated a net loss since inception of €107.9 million, and we expect to incur significant additional net losses for several years as we continue the development and commercialization of our product candidates. In particular, our JEV vaccine, Pseudomonas vaccine and HCV vaccine will involve substantial expenditures. If we are unable to generate revenues from the successful development or commercialization of our product candidates, we may never achieve or sustain profitability, which would have a material adverse effect on our business, financial condition and results of operations.

We may be unable to develop and commercialize our product candidates as expected or at all.

While our JEV vaccine has completed pivotal phase III clinical trials and our Pseudomonas vaccine and HCV vaccine have advanced to phase II clinical trials, the development and commercialization of these vaccines and our other product candidates are inherently uncertain. As a result, we cannot guarantee that our JEV, Pseudomonas or HCV vaccines or our other product candidates will not experience delays or failure in their clinical trials, commercialization or manufacture, or difficulties in obtaining regulatory approvals. A delay or failure in the development and commercialization of our product candidates, in particular our JEV, Pseudomonas and HCV vaccines, would substantially reduce or preclude our ability to generate revenues from the commercial sale of products and would have a material adverse effect on our business, financial condition and results of operations.

The success of our strategic partnerships depends, in part, on the performance of our strategic partners, over which we have little or no control.

We have established product-related strategic partnerships with Novartis Pharma AG, Novartis Vaccines and Diagnostics, Inc., or together Novartis, Merck & Co., Inc., sanofi pasteur S.A., Kirin Brewery Co., Ltd., SciGen Ltd. and Statens Serum Institut. These strategic partnerships are designed, in general, to position our product candidates in the market and leverage their potential. Our strategic partners may elect to delay or terminate one or more of these strategic partnerships, independently develop products that could compete with our product candidates, or fail to commit sufficient resources to the development or commercialization of our product candidates that are subject to these strategic partnerships. If our strategic partners fail to perform as we expect, our revenues from milestone payments and royalties generated from our product candidates that are subject to these strategic partnerships may be substantially reduced, which would have a material adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in establishing or maintaining strategic partnerships, which could significantly limit or delay our ability to develop and commercialize our discoveries and realize results from our research and development programs and technologies.

We have determined that it is in our strategic interest to develop and commercialize certain of our discoveries in cooperation with strategic partners. These discoveries are the result of our proprietary research and development programs and technologies and will require substantial funding for preclinical and clinical trials and the commercialization of any resulting product candidates.

The process of maintaining strategic partnerships may consume a significant amount of our management resources and considerable amounts of funding. In addition, disputes over the development strategy may arise with our strategic partners, who may, for example, be unwilling to agree to the endpoits of clinical trials proposed by us. If we are unable maintain strategic partnerships for certain of our discoveries or to replace them by new partnerships, the development and commercialization of one or more potential product candidates may be delayed or we may be forced to undertake their development and commercialization at our own expense, which would have a material adverse effect on our business, financial condition and results of operations.

In order to continue to develop and commercialize our product candidates, we will require regulatory approvals which may involve significant effort and expense, in particular with regard to management resources, and which may be delayed or withheld.

We will require regulatory approvals from the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMEA, and other relevant regulatory agencies to continue to develop and commercialize our product candidates. In order to obtain these regulatory approvals, we must establish the safety and efficacy of our product candidates through extensive preclinical and clinical trials and demonstrate the compliance of our manufacturing facility with Good Manufacturing Practices, or GMP, all of which involve significant effort and expense, in particular with regard to management resources.

The number of preclinical and clinical trials necessary for approval by the FDA, the EMEA or other relevant regulatory agencies, if any, will vary according to the characteristics of the product candidate and the disease or condition it addresses. In addition, data obtained from clinical trials will be subject to interpretation by the regulatory agencies and the GMP compliance process for our manufacturing facility is complex and unpredictable. Despite significant effort and expense, in particular with regard to management resources, regulatory approval for our product candidates may be delayed or denied at any stage of their development and our manufacturing facility may fail to demonstrate GMP compliance. Any delay or failure in obtaining necessary regulatory approvals demonstrating the GMP compliance of our manufacturing facility would have a material adverse effect on our business, financial condition and results of operations.

Clinical trials for our product candidates are expensive, time consuming and subject to delay or failure.

Our product candidates have not yet been proven safe and effective in late-stage clinical trials and data from preclinical and early clinical trials may not be reliable indicators of whether our product candidates will be successful in late-stage clinical trials and ultimately qualify for regulatory approval. The following factors, some of which are not under our control, may cause the delay or failure of a clinical trial:

- unforeseen safety issues;
- failure of contract research organizations, or CROs, to conduct our clinical trials in a diligent and timely manner and the expense and delay involved in replacing a CRO, if necessary;
- failure to adhere to protocol requirements, including patient enrollment criteria;
- slower than expected rate of patient recruitment;
- failure to manufacture our product candidates in compliance with GMP requirements;
- lack of efficacy, or incomplete or inconclusive results;
- failure by trial subjects to comply with trial protocol requirements;
- inability to monitor patients adequately after treatment;
- inability to successfully set up internal process development and manufacturing activities;
- inability to qualify and enter into arrangements with third parties to manufacture sufficient quality and quantities of materials for use in clinical trials; and
- adverse changes in regulatory policies during the relevant product candidate's development or review period.

In addition, we may also face potential complications caused by an increase in the activities of animal rights groups in certain European countries with respect to the use of animals in preclinical trials. Although we use only mice in laboratory tests and consider our approach to be different from those that are typically targeted for protests by the mainstream animal rights movement, an increase or escalation of the activities of animal rights groups, including protests, could cause delays in our clinical trials.

Any delay or failure of a clinical trial of a product candidate, particularly given the significant effort and expense involved would have a material adverse effect on our business, financial condition and results of operations.

We may incur additional expenses or delays in obtaining regulatory approvals for our product candidates as a result of future changes in regulatory approval processes.

The commercialization of our product candidates is subject to regulatory approval in all of the markets in which we wish to sell our products. Regulatory approval processes generally involve extensive regulations, which are subject to ongoing amendment by the relevant regulatory authority. Our efforts to adapt to these future amendments, if any, could give rise to significant additional expenses or delays in obtaining regulatory approvals for our product candidates, which could have a material adverse effect on our business, financial condition and results of operations.

Our industry is highly competitive, and if our competitors commercialize their products more quickly than we do or develop alternatives to our products, we might lose a significant share of our expected market.

The vaccine industry is characterized by extensive research and development efforts, rapid commercialization and intense competition. We compete with specialized biotechnology companies and major pharmaceutical companies, many of which have significantly greater financial, manufacturing, marketing and product commercialization resources than we do. Large pharmaceutical companies, in particular, have extensive experience in conducting clinical trials and in the regulatory approval process. As a result, our competitors may achieve product commercialization or patent protection earlier than we are able to, or they may develop alternatives to our products.

For example, Acambis plc is developing a product candidate in competition with our JEV vaccine, which completed pivotal phase III clinical trials. Innogenetics N.V. is performing clinical development in similar indications to our HCV vaccine, and there are numerous companies, including Vertex Pharmaceuticals Inc., Boehringer Ingelheim GmbH, Coley Pharmaceutical Group, Inc., and Idenix Pharmaceuticals, Inc., that are developing therapeutic HCV products based on small molecule treatments. If our competitors are successful in these or any other similar efforts, we may not be able to establish our expected market for our product candidates or we may lose a significant share of our expected market, which would have a material adverse effect on our business, financial condition and results of operations.

Our ability to commercialize our product candidates will depend upon the degree of market acceptance among our primary customers, the customers of our strategic partners and the medical community.

Our product candidates may not gain market acceptance among our primary customers, such as the U.S. Army for our JEV vaccine, and the medical community, or among the customers of the strategic partners from which we are entitled to receive milestone payments and royalties or payments under distribution agreements for our product candidates. A low degree, or lack, of market acceptance of our product candidates among our primary customers or the customers of our strategic partners would delay or limit the commercialization of our product candidates. The degree of market acceptance will depend on a number of factors, including:

• demonstration of clinical efficacy and safety;

• convenience and ease of administration or other potential advantages over other treatment methods;

• adverse publicity concerning our product candidates; and

• legislative efforts to control or reduce health care costs or reform government health care programs.

If one or more of our product candidates has a low degree, or lack of, market acceptance, our revenues will be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

Our efforts to avoid infringing, or to defend ourselves against any claims of infringement of, the intellectual property rights of third parties may be costly and, if unsuccessful, may result in limited or prohibited commercialization of our product candidates or licensing of our technologies, subject us to royalties or other fees, or force us to redesign our product candidates.

The numerous patents and pending patent applications held by third parties in the prophylactic and therapeutic areas addressed by our product candidates increase our risk of inadvertently infringing the intellectual property rights of third parties. We may infringe existing patents or pending patent applications, currently unknown to us, which limit, or result in patents that limit, the commercialization of our product candidates or the licensing of our technologies in the future.

Defending ourselves against infringement claims, in particular if our defense results in litigation, would involve significant effort and expense and could divert our management's attention from our business, which may delay the development and commercialization of our product candidates. In addition, if we are unsuccessful in defending ourselves against infringement claims, we may be required to pay substantial damages or take other actions that have adverse consequences for our business.

In situations where we believe that we are, or may be, infringing the intellectual property rights of a third party, we may:

- be prohibited from, or choose to forgo the opportunity of, selling or licensing any product which is or may be covered by the intellectual property rights of a third party, unless the third-party licenses the intellectual property rights to us;

- file oppositions to patents of third parties with the relevant patent authorities;

- be required to pay substantial royalties or grant a cross-license of our intellectual property rights to the third party; or

- be required to redesign the formulation of one or more of our product candidates so that they do not infringe the intellectual property rights of the third party.

Foregone market opportunities, the necessity to file oppositions to third-party patents, requirements to pay royalties or grant cross-licenses or the redesign of our product candidates may delay or limit the development and commercialization of our product candidates. Any delay or limitation of the development and commercialization of our product candidates and any expenses resulting from defending ourselves against infringement claims would have a material adverse effect on our business, financial condition and results of operations.

If our efforts to protect our proprietary and intellectual property rights are not sufficient, our competitors may use our technologies to create competing products, erode our competitive advantage and capture all or a part of our expected market share.

Our ability to commercialize our product candidates or license our technologies partially depends on our ability to obtain and maintain adequate protection of our proprietary and intellectual property rights in the United States, the European Union and elsewhere. We will be able to protect our intellectual property rights from unauthorized use to the extent these rights are covered by valid and enforceable patents. However, legal standards relating to the validity and scope of patent protection in the biotechnology field are highly uncertain and still evolving and involve complex legal and factual questions for which important legal principles remain unresolved.

In addition, we rely on trade secret protection and confidentiality agreements to protect our interests in our proprietary know-how that is not patentable and for processes for which patents are difficult to enforce. However, the protection of trade secrets and confidentiality agreements are expensive and time consuming to enforce.

If we are unable to protect our proprietary and intellectual property rights, our competitors may use our technologies to create competing products, erode our competitive advantage and capture all or a part of our expected market share. Competing products or a significant decrease in our competitive advantage and market share would have a material adverse effect on our business, financial condition and results of operations.

Future business opportunities or a delay or failure in the development or commercialization of one or more of our product candidates may result in requirements for additional funding, which may only be available to us, if at all, with unfavorable consequences or on unfavorable terms.

Until we generate sufficient revenues, we intend to utilize the proceeds from the investment made by Novartis Pharma AG and our current cash resources to fund our operations, including our research and development activities. However, if we encounter a future business opportunity, such as an acquisition that we believe to be in our strategic interest or experience a delay or failure in the development or commercialization of one or more of our product candidates, we may require additional funding.

We may obtain additional funding through the sale of newly issued shares or debt securities, or by establishing strategic partnerships or entering into licensing arrangements. The sale of newly issued shares or debt securities convertible into newly issued shares could adversely affect the price of our shares of common stock. The sale of straight debt securities, which would require us to service debt through periodic interest payments or similar requirements, could reduce the cash flow available to us for the development and commercialization of our product candidates. Strategic partnerships or licensing arrangements may require us to relinquish some of our intellectual property rights or grant licenses to third parties on terms that may be unfavorable to us. In addition, if we are unable to acquire additional funding, we may lose future business opportunities or be forced to reduce or terminate the development and commercialization of one or all of our product candidates. Any of the foregoing would have a material adverse effect on our business, financial condition and results of operations.

We may pursue opportunities to grow our current business through acquisitions, which may have unanticipated or undesirable effects on, or unfavorable consequences for, our operations and the development and commercialization of our product candidates.

We may consider to grow our current business through future acquisitions of assets or companies that we believe would enable us to expand our current operations, acquire complementary technologies or engage in a promising new business area. The effects that any future acquisition may have on our business depends on our ability to integrate the acquired assets or companies into our operations despite inherent difficulties, such as differences in culture, redundancies of personnel and incompatibility of equipment and information technology. The failure to integrate acquired assets or companies into our operations would have a material adverse effect on our business, financial condition and results of operations.

Third-party manufacturers may not produce the materials we require for the development and commercialization of our product candidates in sufficient quantities or quality, at an acceptable cost or on a timely basis.

Other than our limited manufacturing capacity at our production facility in Livingston, United Kingdom, we depend upon third-party contract manufacturers to produce the materials that we use to develop and commercialize our product candidates. These manufacturers may fail to meet our requirements with respect to quantity, quality, cost or timeliness.

If these manufacturers do not meet our requirements, the development and commercialization of our product candidates may be limited or delayed, which would have a material adverse effect on our business, financial condition and results of operations.

We may experience delays or be unsuccessful in manufacturing our products.

In March 2004, we acquired a previously operational manufacturing facility in Livingston, United Kingdom, for the commercial production of our JEV vaccine and for other vaccine projects in our product pipeline that will enter clinical development in the next several years. Our manufacturing facility is, and will continue to be, a significant factor in maintaining complete control over our product candidates, development timelines and production costs. However, the development of manufacturing processes and the commercial manufacturing of biological materials are complex undertakings that require considerable skill and know-how, and there can be no guarantee that the manufacture of our product candidates at our manufacturing facility will be successful or will not involve unforeseen difficulties, delays or costs. A failure or unforeseen difficulties, delays or costs in our efforts to manufacture our product candidates in sufficient quantities and under consistent quality standards at our manufacturing facility could have a material adverse effect on our business, financial condition and results of operations.

Our manufacturing facility is subject to regulatory requirements, which may delay or limit the development and commercialization of our JEV vaccine.

The materials we produce in our Livingston facility and which we currently use in our development of, and may use in the commercialization of, our JEV vaccine must be manufactured in compliance with the regulatory requirements of various authorities, including the FDA and the UK Medicines and Healthcare products Regulatory Agency, or MHRA. However, there can be no assurance that our manufacturing facility in Livingston, United Kingdom, which we acquired in order to manufacture these materials, will meet FDA or MHRA standards. In addition, our manufacturing facility is subject to inspection by regulatory authorities at any time and if a regulatory authority identifies deficiencies, we may be required to take remedial actions, stop production or close the facility.

In order to meet the required standards for our commercialization efforts, we may choose to upgrade the process and production capabilities in our manufacturing facility. However, the development of manufacturing processes and the commercial manufacturing of biological materials are complex and require considerable skill and know-how and there can be no guarantee that this upgrade will be successful or will not involve unforeseen difficulties and costs.

A delay in or failure to meet FDA standards, deficiencies identified by an inspecting regulatory authority or unforeseen costs or difficulties involved in upgrading our processes and production capabilities to commercialization standards would affect the development and commercialization of our JEV vaccine, which would have a material adverse effect on our business, financial condition and results of operations.

Our product liability insurance coverage may not be sufficient to cover product liability claims, which we may incur as a result of the use of our product candidates in clinical trials or the sale of our future products, or may cease to be available to us at a reasonable cost in the future.

The use of any of our product candidates in clinical trials and the sale of any of our future products will subject us to potential product liability claims. We currently have product liability insurance for clinical trials. However, this insurance may not be sufficient to cover the liabilities resulting from product liability claims against us. In addition, insurance is becoming increasingly expensive and we may not be able to maintain our insurance at a reasonable cost or in sufficient amounts.

Significant product liability claims in excess of our insurance coverage would divert resources from the development and commercialization of our product candidates, which would have a material adverse effect on our business, financial condition and results of operations.

The development and commercialization of our product candidates may be delayed if we are unable to recruit and retain qualified personnel or if any of the key members of our management or scientific staff discontinues his or her employment or consulting relationship with us.

The development and commercialization of our product candidates depends on our ability to recruit and retain qualified and experienced scientists to perform research and development work. In addition, the successful operation of our business and our ability to realize our business strategy is highly dependent on the members of our management board.

However, due to the level of competition for qualified and experienced scientists among biotechnology, pharmaceutical and health care companies, universities and non-profit research institutions, we may be unable to recruit and retain personnel on acceptable terms, or at all, which will limit or delay the development and commercialization of our product candidates. Further, if we lose any member of our management board, we may experience difficulties in our day-to-day operations and in realizing our business strategy. A limit or delay in the development or commercialization of our product candidates or difficulties in our day-to-day operations or in realizing our business strategy would have a material adverse effect on our business, financial condition and results of operations.

Demand for our JEV vaccine in travelers' markets may be adversely affected by international, national or local events or economic conditions that affect our customers' willingness to travel, such as security concerns relating to threatened or actual terrorist attacks or armed conflicts or a recession or downturn in the general economy.

Our most advanced product candidate is a prophylactic vaccine against the JEV which is the leading cause of viral encephalitis in Asia. In the future, we expect that a significant portion of our revenues will be in the form of transfer price payments received from our strategic partners under marketing and distribution agreements for the sale of our JEV vaccine in travelers' markets throughout the world. The demand for our JEV vaccine in travelers' markets may be adversely affected by international, national or local events or economic conditions that affect our customers' willingness to travel, such as security concerns relating to threatened or actual terrorist attacks or armed conflicts or a recession or downturn in the general economy. Any such adverse effects on the demand for our JEV vaccine in the travelers' markets could have a material adverse effect on our business, financial condition and results of operations.

Depreciation or fluctuation of currencies, in which a significant portion of our revenues or operating expenses are denominated, could adversely affect our financial condition and results of operations.

Currently, our revenues and operating expenses are primarily denominated in euro, which is our reporting currency. However, when we begin to generate revenues from product sales, we expect that a major portion of our total revenues will be denominated in U.S. dollars. In addition, as we expand our utilization of our newly-acquired manufacturing facility in Livingston, United Kingdom, we expect that the proportion of our total operating expenses denominated in British pound sterling will increase significantly.

Although depreciation or fluctuations of the foreign currency exchange rates among the euro, the U.S. dollar and the British pound sterling have not had a material effect on our financial condition or results of operations in the past, we may be exposed to material foreign currency exchange rate risks in the future as a result of the increase in the proportion of our total revenues denominated in U.S. dollars and in the proportion of our total operating expenses denominated in British pound sterling. If we are unable to manage our foreign currency exchange rate risks through natural hedging or derivative transactions, foreign currency exchange rate losses could have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Shares

The price of shares of our common stock may fall below the respective purchase price of such shares.

The market price for shares of our common stock may fall below the purchase price of such shares due to a variety of factors, including changes in our profit forecasts or a failure to meet profit expectations of securities analysts, quarterly or yearly fluctuations in our operation results and significant events relating to our product candidates, technologies, material contracts or strategic partnerships or those of our competitors.

A suspension of trading in the shares of our common stock could adversely affect the share price.

The FMA is authorized to suspend or request the relevant regulated market on which the securities are admitted to trading to suspend such securities from trading, if, in the FMA's opinion, the respective issuer's situation is such that continued trading would be detrimental to the investor's interest. The FMA is further authorized to instruct the Vienna Stock Exchange to suspend trading in an issuer's securities in connection with measures taken against market manipulation and insider trading. Any suspension in the trading of the shares of our common stock could adversely affect the share price.

Future sales of shares of our common stock by our existing shareholders may cause a significant decrease in the price of our shares of common stock.

Currently, we have a total of 40,335,818 shares of common stock outstanding. All shares of common stock outstanding are available for sale and freely tradable. In addition 4,800,000 new shares, which will be issued to Novartis following the publication of this prospectus, will become available for sale and freely tradable immedialtely after issuance.

The price of shares of our common stock could also decrease as a result of sales of shares of our common stock, at any time, by our shareholders and in particular by Novartis. In addition, a decrease in the price of shares of our common stock could make it difficult for us to sell our equity securities in the future at a time and price that we deem appropriate, which could limit our alternatives for obtaining, if necessary, additional funding.

The price of shares of our common stock may fluctuate significantly due to, in some cases, events unrelated to our business, financial condition or results of operations.

Capital markets in general, and prices for the equity securities of pharmaceutical and biotechnology companies in particular, are volatile and have recently experienced particularly significant volatility due to, in some cases, events unrelated to the business, financial condition or results of operations of the companies whose equity securities trade in those markets. The following events, in addition to those described in this section and elsewhere in this Prospectus, may have a significant effect on the price of our shares of common stock:

- regulatory developments, including the structure of health care payment systems, in the European Union, the United States and in our other important markets;
- market conditions for the pharmaceutical and biotechnology industries in general, and the vaccine industry in particular;
- sales of our shares of common stock by high-profile shareholders, such as Novartis and the members of our management and supervisory boards; and
- rumors and/or adverse publicity relating to us, our business or members of our supervisory or management boards, which result from changes in financial estimates or recommendations by securities analysts, statements made by disgruntled former employees or competitors, actual or anticipated fluctuations in our results of operations or market conditions for the biotechnology or pharmaceutical industries in general.

The occurrence of any of these events, similar types of events or any events that affect the prices of equity securities trading in the capital markets in general, or the prices of equity securities of pharmaceutical and biotechnology companies in particular, could have a material adverse effect on the price of our shares of common stock.

We have never paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future.

We have never paid any cash dividends on our capital stock, and we currently intend to retain all available funds and any future earnings, if any, to fund the development and commercialization of our product candidates, the development of our technologies in order to create new business opportunities and for general corporate purposes. In addition, the terms of any future debt obligations that we undertake may prohibit the payment of dividends on our shares. As a result, capital appreciation, if any, will be your only source of financial gain from your investment in our shares for the foreseeable future.

Although we believe that we currently are not a passive foreign investment company, or PFIC, for United States federal income tax purposes, we cannot give any assurances that we will not become a PFIC in the future, which could result in negative tax consequences for U.S. holders.

We may have been a passive foreign investment company, or PFIC, for United States federal income tax purposes in prior years. While we believe that we will not be a PFIC in our current taxable year or the foreseeable future, we cannot exclude the possibility that we may be a PFIC in future years. The determination of whether we are a PFIC is made on an annual basis and will depend on our income and assets, and is likely to depend on the market capitalization of our shares. If we are a PFIC, United States investors will likely be subject to a higher United States federal income tax liability when they receive certain dividends from us or proceeds from the sale or other disposition of our shares than they would otherwise have been subject to if we were not a PFIC. Potential investors should consult with their own tax advisors regarding the potential application of the PFIC provisions to them. We do not intend to provide information sufficient for investors to avoid some of the resulting negative tax consequences by treating us as a "qualified electing fund." See "United States Federal Income Taxation—Passive Foreign Investment Company."

USE OF PROCEEDS

The net proceeds that we will receive from the sale of 4,800,000 new shares of common stock to Novartis Pharma AG are estimated to be approximately €148.3 million, based on an agreed subscription price of €31.25 per share, after deducting Austrian capital tax (*Gesellschaftsteuer*) of one percent and estimated expenses payable by us of approximately €0.2 million.

We intend to use the net proceeds from this sale of shares to Novartis Pharma AG in the following manner:

- for the development of our clinical and preclinical vaccine candidates until end of phase II;
- for the development through phase III and registration of our vaccine candidates which we elect to co-develop with our strategic partner Novartis after successful completion of phase II clinical trials or for which Novartis elects not to exercise its license option;
- for leveraging the potential of our IC31® adjuvant technology through new partnerships and own prophylactic and therapeutic vaccine development projects;
- for the further development and expansion of our product portfolio in the field of therapeutic antibodies;
- for the further development of our phase II therapeutic HCV vaccine candidate together with our strategic partner Novartis;
- for the preparation of the commercial launch of our JEV vaccine, including activities associated with regulatory registration in the relevant territories as well as future expansion of our existing manufacturing facilities to support the long-term commercial supply of our JEV vaccine after it is launched;
- for the development of our technologies and early research projects in order to create new business opportunities;
- for the future acquisition of assets or companies that we believe would enable us to expand our current operations, be complementary to our current technologies or open up promising new business areas;
- and for general corporate purposes.

The planned use of proceeds set forth above reflects our current views and assumptions regarding the status of our business. Our management, subject to decisions by our supervisory board, retains a great deal of discretion over the allocation of the use of the net proceeds from this sale of shares to Novartis Pharma AG, and changes in our plans or business environment could result in the use of these proceeds in a manner that is different from the manner described in this prospectus.

Pending its planned use as set forth above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities or money market mutual funds.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements. These forward-looking statements are primarily contained in "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These forward-looking statements reflect our current views of future events, are based on our assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. We discuss many of these risks, uncertainties and other factors in this Prospectus in greater detail in "Risk Factors." Given these risks, uncertainties and other factors, you should not place undue reliance on the forward-looking statements in this Prospectus.

Forward-looking statements include statements about:

- our estimates regarding any future losses or revenues generated from the development and commercialization of our product candidates;
- our ability to establish and maintain strategic partnerships;
- our ability to obtain regulatory approvals and comply with regulatory requirements;
- depreciations or fluctuations of currencies in which we receive revenues or incur expenses;
- the highly competitive nature of the vaccine industry;
- the anticipated progress of the development, market acceptance and commercialization of our product candidates;
- our ability to operate our business without infringing third-party proprietary and intellectual property rights;
- our ability to protect our proprietary and intellectual property rights from infringement by third parties;
- our ability to secure additional funding, if necessary;
- our ability to realize the desired results of any acquisitions we undertake;
- our ability to successfully manufacture our products at our manufacturing facility in quantities sufficient for clinical trials and commercialization and the reliability of third-party manufacturing;
- the availability of sufficient insurance for product-related liability claims; and
- our ability to retain or recruit qualified personnel or key members of our management and scientific staff.

In some cases, forward-looking statements contain terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" and similar expressions, which are intended to identify a statement as forward-looking. Forward-looking statements represent our estimates and assumptions only as of the date of this Prospectus. You should read this Prospectus completely with the understanding that our actual future results, performance or achievements may be materially different from our expectations. After the date of this Prospectus, we assume no obligation, except as required by law, to update any forward-looking statements or to conform these forward-looking statements to our actual results.

DIVIDEND POLICY

To date, we have never declared or paid any cash dividends on our capital stock and our management does not anticipate paying any cash dividends on our capital stock in the foreseeable future. Our management currently intends to retain all available funds and any future earnings to fund the development and commercialization of our product candidates, the development of our technologies in order to create new business opportunities and for general corporate purposes.

In order to pay cash dividends on our capital stock, we must first generate profits or allocate available reserves in an amount equal to the aggregate net loss accumulated since our inception, as reported in the annual unconsolidated financial statements of Intercell AG prepared in accordance with the Austrian Business Code (*Unternehmensgesetzbuch*) and Austrian generally accepted accounting principles. In addition, before paying cash dividends, we must contribute five percent of the profits that would otherwise be available for dividend payments to a legally restricted reserve account until the total amount of this reserve account is equal to ten percent of our nominal capital stock. See "The Company—Declaration of Dividends, Statutory Reserves and Payment of Dividends."

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007 on an actual basis.

You should read this table in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our interim consolidated financial report and annual consolidated financial statements, which are included in this Prospectus beginning on page F-2.

	As of June 30, 2007 (unaudited) (€ in thousands)
Cash and cash equivalents and available-for-sale financial assets	81,056
Long-term portion of long-term debt	1,808
Other long term liabilities due to silent partnerships (1)	4,352
Shareholders' equity:	
Share capital	207,064
Other reserves	6,811
Retained earnings	(123,936)
Total shareholders' equity	89,939
Total capitalization	96,099

(1) Such other long term liabilities result from silent partnership investors in our fully consolidated subsidiary Pelias Biotechnologies GmbH.

Long-term and short-term liabilities (capitalisation, indebtedness):

	As of June 30, 2007 (unaudited) (€ in thousands)
Total current debt	
(including current portion of long-term debt)	16.503
Guaranteed	721
Secured	
Unguaranteed/unsecured	15.782
Total non-current debt	
(excluding current portion of long-term debt)	10.977
Guaranteed	1.808
Secured	
Unguaranteed/unsecured	9.169
Shareholders' equity	89.939
Share capital	207.064
Capital reserve	6.811
Retained earnings and other reserves	(123.936)
Total	117.419

DILUTION

As of June 30, 2007, our net assets were €89,939 million, or €2.28 per share of common stock, based on 39.375.823 existing shares of our common stock outstanding, which number does not include the 505,889 shares of common stock we held as treasury stock, as of that date. Net assets per share is determined by dividing our total assets less total liabilities by the number of outstanding shares of our common stock.

After giving effect to the sale of 4,800,000 new shares of common stock to Novartis Pharma AG at a subscription price of €31.25 per share, our net assets as of June 30, 2007 would have been €5.31 per share. At the subscription price of €31.25 per share, this would represent an immediate increase in our net assets of €3.03 per share to existing shareholders and immediate dilution in our net assets of €25.94 per share to Novartis Pharma AG at the subscription price of €31.25 per share. Actual dilution per share to Novartis Pharma AG would be determined by subtracting our net assets per share of our common stock after the purchase of shares by Novartis Pharma AG from the subscription price of €31.25.

The following table illustrates the per share dilution:

Subscription price paid by Novartis Pharma AG		€31.25
Net assets per share as of June 30, 2007	€2.28	
Increase per share attributable to Novartis Pharma AG	€3.03	
Net assets per share after the subscription by Novartis Pharma AG		€5.31
Dilution per share to Novartis Pharma		€25.94

In addition, 839,995 shares of our common stock have been issued in July 2007 as a result of the exercise of stock options on shares of our common stock by our employees and by the members of our management board. In addition, 120,000 shares of common stock held by us as treasury shares have been transferred to the beneficiary option holders, who have exercised stock options on shares of our common stock in July 2007. As a result, 40,335,818 existing shares of our common stock are outstanding as of the date hereof, which number does not include 385,889 shares of common stock we hold as treasury stock as of the date hereof.

To the extent that further outstanding stock options are exercised in the future, shareholders will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations. To the extent that additional capital is raised through the sale of equity or debt securities that are convertible into equity, the issuance of these securities could further dilute your proportional holding of shares of our common stock.

SELECTED FINANCIAL DATA

You should read the summary financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our interim consolidated financial report and annual consolidated financial statements, which are included in this Prospectus beginning on page F-2.

The selected financial data set forth below were derived from our interim consolidated financial report and annual consolidated financial statements.

Consolidated Income Statement Data	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006	2007
	(audited) (€ in thousands)			(unaudited) (€ in thousands)	
Revenues					
Revenues from collaborations and licensing	3,407	6,345	21,549	5,382	2,199
Grant income	1,173	2,124	1,903	389	2,985
Operating expenses					
Research and development expenses	(16,855)	(28,460)	(30,952)	(13,413)	(17,462)
thereof stock compensation expense	*290*	*464*	*819*	*284*	*487*
General, selling and administration expenses	(7,943)	(8,957)	(10,510)	(4,117)	(6,121)
thereof stock compensation expense	*1,641*	*956*	*1,377*	*620*	*1,458*
Income from transactions with associated companies	3,779	1,033	951	43	-
Other income/(expenses), net	(917)	3,050	1,427	286	2,151
Operating Loss	**(17,356)**	**(24,865)**	**(15,63**	**(11,43**	**(16,24**
Finance income/(expenses), net	(174)	1,065	1,341	491	708
Share of loss of associated companies	(3,508)	(1,540)	(1,437)	(950)	-
Loss before income tax	**(21,038)**	**(25,340)**	**(15,72**	**(11,8**	**(15,5**
Income tax (expense)/income	(4)	280	(415)	(402)	(31)
Loss for the year	**(21,042)**	**(25,060)**	**(16,1**	**(12,2**	**(15,5**
Earnings per share for profit attributable to the equity holders of Intercell AG during the year (basic and diluted) (€ per share)(1)	**(0.90)**	**(0.79)**	**(0.45)**	**(0.37)**	**(0.40)**
Weighted number of shares outstanding	23,463,575	31,609,869	36,091,023	33,157,843	39,026,008

---

(1) Based on net loss per share of our weighted average outstanding shares during the relevant period, adjusted to reflect the €23.7 million capital increase out of own funds, from €0.2 million to €23.9 million, in June 2004 through the issuance of 23,701,689 new shares. See "Description of Capital Stock—Historical Development of Our Capital Stock."

Consolidated Balance Sheet Data	As of December 31, 2004	2005	2006	As of June 30, 2007
		(audited)		(unaudited)
		(€ in thousands)		(€ in thousands)
Cash and cash equivalents and available-for-sale financial assets(2)	31,350	50,178	94,421	81,056
thereof available-for-sale securities	*23,183*	*44,894*	*65,523*	71,113
Property, plant and equipment	5,918	7,179	10,253	11,682
Intangible assets	150	108	157	19,106
Other assets(3)	1,744	7,330	6,632	5,576
Total Assets	**39,162**	**64,795**	**111,463**	**117,419**
Trade and other payables(4)	6,551	10,935	14,984	15,782
Current borrowings(5)	1,701	1,337	998	721
Non-current borrowings(6)	4,143	2,870	2,157	1,808
Other non-current liabilities(7)	-	-	242	9,169
Capital and reserves attributable to Intercell AG's equity holders	26,767	49,653	93,082	89,939
thereof retained earnings	*(66,649)*	*(91,709)*	*(107,852)*	*(123,936)*
Total equity and liabilities	**39,162**	**64,795**	**111,4**	**117,419**

---

(2) Cash and cash equivalents consist of cash, demand deposits with banks and time deposits with a maturity of three months or less. Available-for-sale financial assets consist of investment mutual funds.

(3) Includes deferred tax assets, trade receivables and other current assets, work in progress, other non-current assets and restricted cash.

(4) Includes Trade and other payables and deferred income

(5) Includes current portion of long-term debt.

(6) Excludes current portion of long-term debt.

(7) Includes other long term liabilities and deferred tax liability

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our interim consolidated financial report and annual consolidated financial statements, which are included in this Prospectus beginning on page F-2.

We prepared our interim consolidated financial report and annual consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, as adopted for use in the European Union by the European Commission. Our transition date was January 1, 2003, and we prepared our opening IFRS balance sheet as of that date. Until December 31, 2004, we had previously prepared, on a non-mandatory basis, our consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. For an analysis of the effect of the transition to IFRS, see the reconciliations provided under note 5 of our annual consolidated financial statements for the year ended December 31, 2005. For a description of significant differences between IFRS and U.S. GAAP insofar as they may affect our future financial statements, see "—Summary of Significant Differences between IFRS and U.S. GAAP."

The following discussion contains certain forward-looking statements that reflect our plans, estimates and beliefs. Our results may differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Prospectus, including "Risk Factors."

Overview

We are a biotechnology company focused on the research, development, manufacturing and commercialization of innovative vaccine products against a variety of infectious diseases with substantial unmet medical needs. We develop novel prophylactic vaccines that protect the human body against future infections and therapeutic vaccines that enhance the human immune system's response to existing infections. Our most advanced product candidate, which has completed pivotal phase III clinical trials, is a prophylactic vaccine against the Japanese encephalitis virus, or JEV, a mosquito-borne flaviviral infection, which is the leading cause of childhood encephalitis and viral encephalitis in Asia. Our second most advanced product candidate is a Pseudomonas vaccine candidate, which has completed a first phase II clinical trial. Our advanced clinicl product pipeline also includes a therapeutic vaccine against the hepatitis C virus, or HCV, which is in phase II clinical development. In addition, we develop proprietary adjuvants, or immunizers, which stimulate the human immune system's response to an antigen and enhance its ability to fight the associated pathogen. Our core technologies utilize innovative processes to identify antigens that are recognized by the human immune system. These identified antigens are the proprietary compounds that form the basis of our product candidates and our strong product pipeline, which includes more than five vaccine candidates in preclinical development.

As of December 31, 2006, we have accumulated a net loss of €107.9 million. To date, we have funded our operations primarily through €177.6 million in net proceeds from the sale of our equity securities and €20.5 million in net contributions from silent partners. After taking into account €16.0 million in related financing expenses, we have raised a total of €193.6 million in gross proceeds through our financing activities. While we expect that our revenues from existing and future out-licensing will contribute an increasing proportion of the funding for our operations, in particular our research and development expenses, we expect to continue to accumulate net losses until we obtain regulatory approval for our JEV vaccine and are successful in generating revenues from their commercialization. See "Risk Factors—Future business opportunities or a delay or failure in the development or commercialization of one or more of our product candidates may result in additional funding requirements, which may only be available to us, if at all, with unfavorable consequences or on unfavorable terms."

Our operating expenses consist primarily of research and development expenses and general, selling and administrative expenses. In the period under review, our expenditures for research and development have increased annually from €16.9 million in 2004 to €28.5 million in 2005 and €31.0 in 2006. Our expenditures for general, selling and administrative expenses have also increased annually from €7.9 million in 2004 to €9.0 million in 2005 and €10.5 million in 2006. As a percentage of total operating expenses, our general, selling and administrative expenses were 36.2 percent in 2004, 26.9 percent in 2005 and 26.3 percent in 2006. Fluctuations in our general, selling and administrative expenses as a percentage of total operating expenses reflect factors common to development stage companies such as initial expenses associated with managing the acquisition of our manufacturing facility in Livingston, United Kingdom, instituting increased public relations activities as a result of our initial public offering and identifying and establishing strategic partnerships, in particular, marketing and distribution partnerships for our JEV vaccine.

In the near term, we expect our operating expenses to reflect the costs associated with our ongoing preparations for regulatory approval, commercial production and launch of our JEV vaccine, and our efforts to expand our product pipeline and increase the number of our product candidates in clinical development.

For the foreseeable future, we expect our operating expenses, and in particular our research and development expenses, to continue to increase, primarily due to our efforts to expand our product pipeline and the increasing number of our product candidates in clinical development.

Our total number of employees increased from 141 as of December 31, 2004, 149 as of December 31, 2005 and 188 as of December 31, 2006. As of December 31, 2006, 138 employees were engaged in research and development activities.

Sources of Revenue

We expect to generate our future revenues primarily from the commercialization of our vaccines by ourselves or through our strategic partners, in particular Novartis. In the meantime, however, we expect to generate significant revenues from existing and new out-licensing and license-option agreements with our strategic partners, in particular from Novartis. See "Risk Factors—Future business opportunities or a delay or failure in the development or commercialization of one or more of our product candidates may result in additional funding requirements, which may only be available to us, if at all, with unfavorable consequences or on unfavorable terms."

Product revenues

We expect to develop and commercialize our product candidates on our own and through appropriate strategic partnerships. To the extent that our staratgic partner Novartis does not exercise its right to commercialize our product candidates, see "Business—Strategic Partnerships and Further Collaborations", and to the exten that we choose to commercialize a product candidate on our own, our revenues will depend on the success of our sales and marketing efforts, which we aim to focus on large key customers. To the extent that our product candidates are marketed through strategic partnerships with third parties, our revenues will depend on the timing and the terms of these partnerships and the resources and abilities of our existing and prospective strategic partners.

Revenues from collaborations and licensing

Generating revenues without a significant corresponding increase in our operating expenses, through the out-licensing of our proprietary antigens and immunizers that we have already developed, is a key element of our current business strategy.

To date, we have primarily generated income from strategic partnerships with Novartis, Merck & Co., Inc. and sanofi pasteur S.A., pursuant to commercial licenses, license options or collaboration and licensing agreements, under which we have received license payments, option fees and compensation for research services. In the future, we expect to receive additional license and milestone payments, royalty payments on product sales and, in certain cases, compensation for research services from our strategic partnerships. See "Business—Strategic Partnerships and Further Collaborations."

In addition, we maintain research and development collaborations with various partners and aim to develop these collaborations into commercial relationships.

Grant income

Our income from grant income is generally in the form of non-refundable contributions to specified expenses incurred in connection with approved scientific research activities. A portion of these subsidies is paid in advance and the remainder is paid upon proof of incurred expenses. We have received subsidies from Austrian federal and Viennese regional agencies and the European Commission under the 6th Framework Program. We also receive subsidies from the Scottish Enterprise in connection with investments in our manufacturing facility in Scotland. In May 2005, the U.S. National Institutes of Health awarded us a $6.6 million research and development grant, of which we had received $3.0 million as of December 31, 2006, to adapt our IC31® immunizer for use in biodefense vaccines. In September 2006, the Program for Appropriate Technology in Health, or PATH, awarded us a $7.3 million grant as initial funding for our Streptococcus pneumoniae vaccine candidate through preclinical development. As of December 31, 2006, we had received $2.0 million under this grant. Although we intend to apply for available subsidies in the future, we expect that our revenues from subsidies may vary from year to year and will constitute a smaller portion of our revenues in the future as licensing revenues increase and we begin to generate revenues from sales of our future products.

Operating Expenses

For the foreseeable future, we expect that our operating expenses will primarily consist of research and development expenses, general, selling and administrative expenses and costs of goods sold. Currently, we are incurring significant research and development expenses as a result of our ongoing preparations for regulatory approval, commercial production and launch of our JEV vaccine. We expect to incur significant development expenses in the foreseeable future in connection with our efforts to expand our product pipeline and increase the number of our product candidates in clinical development.

We also expect that our general, selling and administrative expenses will increase as we expand our operations and begin the marketing and sales phase of our product commercialization efforts, in particular for our JEV vaccine.

In addition, upon regulatory approval of our JEV vaccine, we expect to incur significant costs of goods sold resulting from the sale of commercial quantities of our JEV vaccine, which may be capitalized and recorded as inventory to the extent the future price at which such inventory is expected to be sold exceeds the corresponding expenses.

Research and development expenses

Research and development expenses include the costs associated with research and development conducted by us or for us by outside contractors, research partners and clinical study partners and expenses associated with research and development carried out by us in connection with strategic collaboration and licensing agreements. Research and development expenses are generally expensed in the period in which they are incurred. However, development expenses incurred in connection with product candidates will be capitalized and recorded as intangible assets when there is sufficient certainty that future earnings of the product candidate will cover not only production and selling costs but also these development expenses.

The successful development and commercialization of a product candidate involves significant costs, which may vary from year to year depending upon factors such as the progress rate of clinical trials and other research and development activities, the timing of regulatory approvals, the duration of the regulatory approvals process, and the possibility of, and potential expenses related to, filing, prosecuting, defending or enforcing any patent claims or other intellectual property or proprietary rights. The most expensive stage in the regulatory approval process in the United States and the European Union is late-stage clinical trials, which are the longest and largest trials conducted during the approval process. The significant cost factors in our clinical trials include manufacturing of compounds for product candidates, organization of clinical trials, including patient enrollment, production and testing of product candidates involved in clinical trials, and laboratory testing and analysis of clinical parameters. By contrast, preclinical research and development expenses primarily depend on the number of scientific staff employed.

General, selling and administrative expenses

General, selling and administrative expenses consist primarily of salaries and other personnel-related expenses, including non-cash stock compensation expenses, not related to our research and development activities. Our general, selling and administrative expenses include our general management, corporate center and business development activities. The remaining costs consist of professional services, such as consulting fees, financial, legal and accounting fees, travel expenses and general expenses.

Results of Operations

Our aggregate revenues decreased from € 5.8 million in the first six months of 2006 to € 5.2 million in the same period of the year 2007, or by 10.2 percent. Revenues from collaborations and licensing decreased by 59.2 percent - from € 5.4 million in the first half year 2006 to € 2.2 million in the first half year 2007. Grant income increased from € 0.4 in the first six months of 2006 to € 3.0 million in the first six months of 2007. This increase was primarily due to a new grant from PATH (Program for Appropriate Technology in Health) for our Pneumococcus vaccine project.

Our aggregate annual revenues increased from € 8.5 million in the year ended December 31, 2005 to € 23.5 million in the year ended December 31, 2006, or by 176.5 percent. This strong increase was due to higher revenues from collaborations and licensing resulting from new partnerships with pharmaceutical companies and from significant progress made in the existing collaborations. Revenues from collaborations and licensing were € 21.5 million in 2006, compared to € 6.3 million in 2005, which represents an increase of 241.3 percent. Grant income decreased by 9.5 percent from € 2.1 million in 2005 to € 1.9 million in 2006.

Our net loss increased by € 3.3 million, or by 26.7 percent, to € 15.6 million in the six months ended June 30, 2007 from € 12.3 million in the first half of 2006. The increase in net loss was mainly due to a 30.2 percent increase in research and development expenses from € 13.4 million in the first half of 2006 to € 17.5 million in the first half of the current year, which resulted from an extension in research and development capacity and from costs relating to the regulatory filing and commercial production of our JEV vaccine. General, selling and administrative expense increased from € 4.1 million in the first half of 2006 to € 6.1 million in the same period of 2007 due to higher personnel expenses resulting mainly from stock compensation costs. Total net operating expenses in the fist half of 2007 went up by 24.6 percent to € 21.4 million from € 17.2 million in the first half of 2006.

Our net loss for the year ended December 31, 2006 was € 16.1 million, compared to € 25.1 million in 2005. This decrease by 35.9 percent represents a change in the trend of increasing net losses throughout the previous years. The decrease in net loss was due to the strong increase in revenues, while net operating expenses also continued to increase as a result of the progress of our development programs. Research and development costs increased from € 28.5 million in 2005 to € 31.0 million in 2006, or by 8.8 percent. General, selling and administrative expenses were € 10.5 million in 2006 and € 9.0 million in 2005, which represents an increase of 16.7 percent. Net other operating income decreased from € 3.1 million in 2005 to € 1.4 million in 2006, primarily due to lower R&D tax credits. Income from transactions with associated companies was € 1.0 million in both, 2006 and 2005. Aggregate net operating expenses increased by 17.4 percent from € 33.3 million in 2005 to € 39.1 million in 2006.

Financial income, net of expenses was € 0.7 million in first half year of 2007 compared to € 0.5 million in the same period of 2006. The share of loss of associated companies of € 1.0 million in the six months ended June 30, 2006 resulted from an investment in Pelias Biomedizinische Entwicklungs AG. In the first half of 2007 no share of loss of associated companies was recorded, because all companies that had been accounted for as associates had been acquired and were fully consolidated.

Due to the higher level of cash and marketable securities, net financial income increased by 18.2 percent from € 1.1 million in 2005 to € 1.3 million in 2006. Income tax expense was € 0.4 million in the year ended December 31, 2006, which compares to a net tax credit of € 0.3 million in the prior year, which resulted from recognition of a deferred tax asset in a subsidiary.

Taxation

As of January 1, 2006, the Austrian statutory corporate income tax rate is 25 percent. During the period under review, our effective tax rate differed from the statutory rate primarily as a result of foregone tax benefits due to loss attribution to silent partners, research and education allowances and non-recognition of deferred tax assets. As of January 1, 2004, we no longer forego any tax benefit as a result of the loss attribution to silent partners due to the contribution by the silent partners of their silent partnership interests to Intercell AG in consideration for pre-existing shares on September 30, 2004.

As of December 31, 2006, tax loss carryforwards for Intercell AG amounted to €97.4 million. Although these tax loss carryforwards are available for an unlimited period of time, any outstanding tax loss carryforwards may only be used to offset up to 75 percent of taxable income on an annual basis. As of December 31, 2006, we have not reported any net income in Austria and have therefore not utilized any tax loss carryforwards associated with our operations in Austria. However, our subsidiary in the United Kingdom reported net income for the years ended December 31, 2005 and 2006 and utilized a portion of its available tax loss carryforward.

Liquidity and Capital Resources

As of June 30, 2007, we had €81.1 million in liquid reserves, of which €9.9 million was cash and cash equivalents and €71.1 million was available-for-sale financial assets, and €27.5 million in outstanding liabilities. Currently, we do not have any short-term working capital lines.

Capital resources

To date, we have funded our operations primarily through €177.6 million in gross proceeds raised through financing activities. Net of €16.0 million in expenses related to these financing activities, we raised €193.6 million from the sale of our equity securities in our initial public offering and three venture capital financing rounds and €20.5 million in contributions from silent partners, who contributed their silent partnership interests to Intercell AG in consideration for pre-existing shares prior to our initial public offering. For additional information regarding our equity securities and our silent partnerships, see "Description of Capital Stock."

We have also funded our operations through loans from various commercial banks and other institutions. These loans are financed or guaranteed by the Austrian government pursuant to its policy of promoting businesses that engage in intensive research and development. As of June 30, 2007, the aggregate amount outstanding under these loans was €2,529 thousands, of which €721 thousands will fall due in the next twelve months. In addition, as of June 30, 2007, our current liabilities incude €15,721 thousands of trade and other short term liabilities and deferred income and our long term liabilities include €9,169 thousands of deferred tax liabilities and liabilities due to silent partnership investors to our fully consolidated subsidiary Pelias Biotechnologies GmbH.

As of June 30, 2007, our equity ratio is 76.6 percent and our debt ratio is 23.4 percent.

In our opinion our working capital is sufficient for our present requirements at least in the next 12 months from the date of this prospectus.

Cash flow

The following table sets forth our cash flow information for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007.

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006	2007
	(audited) (€ in thousands)			(unaudited) (€ in thousands)	
Net cash used in operating activities	(11,962)	(24,023)	(7,979)	(11,578)	(14,502)
Net cash provided by (used in) investing activities	(19,783)	(23,764)	(24,799)	12,063	(3,707)
thereof net cash from proceeds (purchases) of available-for-sale financial assets, net	*(11,834)*	*(21,545)*	*(19,778)*	*16,332*	(5,357)
Net cash provided by (used in) financing activities	15,187	44,871	56,516	4,861	(761)
Cash at the end of the period	**8,167**	**5,284**	**28,898**	**10,669**	**9,943**
Marketable securities	23,183	44,894	65,523	28,977	71,113

(1) Marketable securities are available-for-sale financial assets, net, which comprise mutual investment funds.

Our net cash used in operating activities for the half year ended June 30, 2007 and 2006 was € 14.5 million and € 11.6 million, respectively. Our net cash used in operating activities for the year ended December 31, 2006 was € 8.0 million compared to € 24.0 million in 2005. This decrease in operating cash requirement was due to the lower net loss and the positive cash flow from reduction of net working capital.

Net cash provided by investing activities was € 12.1 million in the first half of 2006 whereas the net cash used in investing activities amounted to € 3.7 million in the first half of 2007. Net cash used in or provided by investing activities resulted primarily from changes in available-for-sale financial assets in order to manage the company's short term liquidity requirements. Cash used for purchases of property, plant and equipment decreased from € 2.8 million in the first half year of 2006 to € 2.4 million in the first half year of 2007 and was primarily used for laboratory and manufacturing equipment. In the beginning of 2007, we acquired essentially all of the shares of Pelias Biomedizinische Entwicklungs AG in an all-share deal. The transaction added € 2.9 million in cash to our balance sheet and, according to IAS 36, led to the capitalization of in-process research and development projects of € 18.9 million.

Net cash used in investing activities of € 24.8 million in 2006 and of € 23.8 million in 2005 resulted primarily from investments in short-term available for sale financial assets of the cash proceeds from financing activities. Without giving effect to investments in and proceeds from sale of securities, net cash used in investing activities was € 5.0 million in the year ended December 31, 2006, compared to € 2.2 million in the year ended December 31, 2005. This increase was primarily due to investments into our manufacturing facility in Scotland for setting up the commercial production of the JEV vaccine.

Our net cash used in financing activities in the period ended June 30, 2007 was € 0.8 million compared to € 4.9 million of cash generated from financing activities in the same period of 2006, which resulted from a public offering of shares. In the first half of 2007, net cash used in financing activities was primarily due to repayment of borrowings.

Net cash provided by financing activities was € 56.5 million in the year ended December 31, 2006 and € 44.9 million in the year ended December 31, 2005. Financing proceeds in 2005 resulted from our initial public offering (IPO) and financing proceeds in 2006 were primarily due to a secondary public offering completed in July 2006, which resulted in net proceeds to the company, of € 55.4

million after deducting underwriting commissions and offering expenses. In the offering 4,736,835 new shares were sold at an offering price of € 12.36 per share, in addition to 4,211,013 shares sold by existing shareholders.

As of June 30, 2007 we had liquid funds of € 81.1 million of which € 9.9 million was cash and € 71.1 million was available for sale financial assets.

Commitments and Contingencies

The following table sets forth our commitments under non-cancelable operating leases as of December 31, 2006:

	€ in thousands
Not later than 1 year	695
Later than 1 year and not later than 5 years	5,328
Later than 5 years	10,510
Total	**16,533**

In addition, we lease parking space, employee habitation, cars and equipment under cancelable operating lease agreements. These leases have varying termination clauses.

We have entered into contractual arrangements with members of the management board and key employees entitling them to a one-off payment in certain cases of termination of their employment relationship with us. Contingent liabilities under these contractual arrangements as of December 31, 2006 amounted to €1.2 million.

In October 2006, we have entered into a bridge loan agreement with Biovertis Information Driven Drug Design AG, or Biovertis, under which we committed, subject to certain terms and conditions, to provide a loan of €0.5 million to Biovertis. The loan, if drawn, may subsequently be redeemed or converted in shares of Biovertis' preferred stock.

For the foreseeable future, our funding requirements will primarily consist of research and development expenses relating to the development and commercialization of our core technologies and advanced product candidates and the further development of our other product candidates currently in our product pipeline. We expect to make substantial investments in research and development in order to realize the value of our technologies and product candidates. These investments will require a substantial portion of any profits that we may receive from the commercial sale of our JEV vaccine. See "Risk Factors—Future business opportunities or a delay or failure in the development or commercialization of one or more of our product candidates may result in additional funding requirements, which may only be available to us, if at all, with unfavorable consequences or on unfavorable terms."

Recent Developments and Outlook

In July 2007, we entered into a major strategic partnership with Novartis Pharma AG to accelerate innovation in vaccines development in infectious diseases. The terms of the agreement include the grant of an exclusive license by Intercell for the use of its adjuvant IC 31 in influenza vaccines and of option rights for further licenses on IC 31 and a broad range of un-partnered product candidates. In consideration, we will receive upfront license and options fees of € 120 million and will be entitled to substantial further payments upon achievement of certain development milestones as well as royalties on future product sales or a share of the profits. At the same time, Novartis has agreed to subscribe for of 4.8 million new shares of our common stock at an issue price of €31.25 per share. Such subscription of 4.8 million new shares of our common stock by Novartis is expected to be completed on or about the date of the admission to listing of such shares to the Official Market of the Vienna Stock Exchange.

In connection with the exercise of stock options by members of the management board, the supervisory board and employees,we issued 839,995 new shares of common stock in July 2007 and transferred 120,000 shares of our common stock held as treasury shares to the beneficiary option holders in July 2007.

While we expect that our revenues from strategic partnerships will contribute an increasing proportion of the funding for our operations, in particular research and development expenses, and while we expect to generate a net profit for the full year 2007 for the first time in the history of our company based on the income from our agreement with Novartis Pahrma AG, we do not expect to reach sustained profitability until we obtain regulatory approval for our JEV vaccine and are successful in generating revenues from its commercialization.

Currently, we are incurring significant research and development expenses as a result.

In the near term, we expect our operating expenses to reflect the costs associated with our ongoing preparations for regulatory approval, commercial production and launch of our JEV vaccine and our efforts to expand our product pipeline and increase the number of our product candidates in clinical development.

For the foreseeable future, we expect to incur substantial operating expenses. In particular, we expect to continue to make substantial investments in research and development in order to realize the value of our technologies and product candidates, primarily through our efforts to expand our product pipeline and increase the number of our product candidates in clinical development.

Currently, our funding consists primarily of cash resources obtained through the sale of our equity securities and contributions from silent partners. For the foreseeable future, we expect to fund our operations through the net proceeds of past public offerings of our shares of common stock and the investment made by Novartis Pharma AG, the commercial sale of our JEV vaccine and upfront and milestone payments received from our current or future strategic partners. In addition, we expect that unsecured bank debt, which is not currently available to us, will become a funding option when we have secured a stable revenue stream from the sale of our first commercial product. We may also decide to seek additional funding through future offerings of our equity securities.

Except as described in this section and elsewhere in this Prospectus, there were no significant recent trends that affect our financial condition or results of operations since the date of our interim consolidated financial report to the date of this Prospectus. Further, we are not aware of any trends, uncertainties, demands, commitments or events, except those described in this section, "Risk Factors," and elsewhere in this Prospectus, that are reasonably likely to have a material effect on our business prospects for at least the current financial year.

Quantitative and Qualitative Disclosure about Market Risk

Our only exposure to market risk for changes in interest rates are in connection with our available-for-sale financial assets and borrowings. The primary objective of our cash investment activities is to simultaneously preserve principal and maximize interest income without significantly increasing risk. To minimize risk, we maintain our portfolio of cash and cash equivalents and available-for-sale financial assets in a variety of interest-bearing instruments, including money market mutual funds. We do not consider our current exposure to risks for changes in interest rates to be material.

Our revenues and operating expenses to date have been primarily denominated in euro, which is our reporting currency. However, when we begin to generate revenues from sales of our products, we expect that the proportion of our total revenues denominated in U.S. dollars will increase significantly. In addition, as we expand our utilization of our manufacturing facility in Livingston, United Kingdom, we expect that the proportion of our total operating expenses denominated in British pound sterling will increase. Although depreciation or fluctuations of the foreign currency exchange rates among the euro, the U.S. dollar and the British pound sterling have not had a material effect on our financial condition or results of operations in the past, we may be exposed to material foreign currency exchange rate risks in the future as a result of the increase in the proportion of our total revenues denominated in U.S. dollars and in the proportion of our total operating expenses denominated in British pound sterling. In addition, we may be exposed to material foreign currency exchange risks in the future as a result of the consolidation of the assets and liabilities of foreign subsidiaries, which are not denominated in euro and from our net investments in foreign operations. In the future, if we believe that we face a material exposure to fluctuations in the foreign currency exchange rate of a non-euro currency, we will consider appropriate policies and methods for mitigating that risk.

We are exposed to market risk due to investments in money market mutual funds which are classified on our consolidated balance sheet as available-for-sale. Although we monitor the credit quality of the financial institutions where we hold bank accounts, cash balances and securities, we are exposed to concentrations of credit risk that arise from these holdings. In addition, although we have a policy of entering into collaboration and licensing transactions only with highly reputed, financially sound counterparts, we are exposed to credit risk from our trade debtors since our collaborations and licensing income arise from a small number of transactions.

Currently, we do not use derivative financial instruments in our investment portfolio and do not have derivatives embedded in any of our financial instruments.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our interim consolidated financial report and annual consolidated financial statements. The preparation of our interim consolidated financial report and annual consolidated financial statements required us to make estimates and judgments that affect our reporting of assets, liabilities and expenses and the related disclosure of contingent assets and liabilities. We review our estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. However, our actual results may differ from our estimates. While our significant accounting policies are described in more detail in the notes to our annual consolidated financial statements, which are included in this Prospectus beginning on page F-2, we believe that our accounting policies relating to revenue recognition and the capitalization of development costs involve estimates or judgments of our management that could materially affect our reported financial condition and results of operations.

Recognition of revenues

Under certain collaboration and licensing arrangements, we assume multiple performance obligations, such as grant of licenses and commercialization rights, supply of products or materials and performance of research services. If the fair value of the components of such arrangements can be reliably determined, then revenue is recorded separately for each component. If it is not possible to determine the fair value of each element of an arrangement and no specific element is much more significant than any other element, then revenue is recognized on a straight line basis over the life of the agreement. We recognizes initial fees for grant of licenses under non-cancelable contracts, which permit the licensee to freely exploit the licensed intellectual property rights, when such rights are assigned and associated know-how is delivered. Additional non-refundable license-fees to be paid upon the achievement of certain milestones are recognized as revenue when such a milestone is achieved. Under certain arrangements, we receive non-refundable upfront fees for the grant of license options, which allow the licensee to obtain, upon execution of the option, a license for specific intellectual property rights on pre-defined terms and conditions. Such option premiums are deferred and amortized over the option period and the arrangement is not considered to give rise to a financial asset or liability. Fees received for the performance of research services are recognized as revenue, when the service is rendered and the collectibility of the receivable is deemed probable. Upfront payments received for future performance of research services are deferred and recognized when the research is performed.

Capitalization of development costs

Development costs incurred on clinical projects, which relate to the design and testing of new or improved products, are recognized as intangible assets when sufficient security has been provided that future earnings for the project will cover not only production and selling costs but also these development costs. Other development costs that do not meet these criteria are recognized as an expense as incurred. The judgment as to when sufficient security has been provided that future earnings for a project will cover development, production and selling costs involves the consideration of many variables. Currently, we have determined that, given the uncertainties inherent in the regulatory approval process, this condition has not been satisfied for any of our product candidates. As a result, all of our development costs were expensed in the period under review. Until December 31, 2004, we prepared our consolidated financial statements in accordance with US GAAP. Under US GAAP, development costs must always be expensed in the period in which they are incurred.

INDUSTRY AND REGULATORY OVERVIEW

The Human Immune System

The human immune system protects the human body against agents of infectious disease, or pathogens, such as bacteria, viruses and parasites. The immune system deactivates and destroys pathogens and body cells that are infected by pathogens by recognizing the molecular signature of infected cells, or antigens, of a specific pathogen.

The human immune system's response to an antigen is divided into two general systems: innate, or natural, immunity and acquired, or adaptive, immunity. Innate immunity is the human immune system's initial, rapid response that protects the human body until acquired immunity, the more powerful and flexible immune response, can take effect. Acquired immunity involves specialized T-cells and B-cells, which retain a "memory" of a specific antigen. These specialized memory T-cells and B-cells enable the human immune system to respond more quickly when the human body encounters that same antigen again after the initial infection and form the basis of the human immune system's long-term immunity.

Antigens are recognized by the immune system in two fundamentally different ways: in their native states by antibodies, which are made and secreted by B-cells; and in their fragmented form, referred to as peptides, by T-cells. Antibodies produced by B-cells recognize extracelluar pathogens and soluble antigens, whereas T-cells recognize and kill cells infected by viruses, parasites and even cancer cells. Depending on a pathogen's indication, B-cell (antibody) responses and/or T-cell responses may be needed to eliminate the pathogen.

Overview of the Vaccine Industry

According to the United States Centers for Disease Control, or CDC, infectious diseases cause approximately 25 percent of all deaths each year worldwide. The first prophylactic vaccine against infectious disease was developed in the year 1796 to protect against the small pox virus. This early vaccine enhanced the human immune system's response to the deadly small pox virus by exposing the human body to a related, but weaker, strain of the small pox virus, which caused only a mild disease called cow pox. This exposure to the cow pox virus created an acquired immunity in the patients who received the vaccine. As a result of the cow pox vaccine's success, highly effective and safe vaccines have been developed and are currently available to protect against viruses and bacteria that cause diseases.

According to the market research firm Frost & Sullivan, the worldwide market value for vaccines amounted to more than $11 billion in 2005 and primarily consisted of traditional prophylactic vaccines against infectious diseases such as influenza, pneumococcus and hepatitis A and hepatitis B. Innovations are particularly important for creating new market opportunities in this industry. By 2010, the introduction of novel prophylactic vaccines and therapeutic vaccines for chronic infectious diseases is expected to increase the worldwide market value for vaccines to an amount between $17 billion and $22 billion. The growth rate for these novel vaccines is expected to outpace the expected growth rate of the overall pharmaceutical market.

According to Frost & Sullivan, five large pharmaceutical companies account for more than 80 percent of worldwide vaccine sales. However, there are a large number of smaller vaccine companies that successfully compete in niche markets, which are characterized by a limited number of customers and where there are established distribution networks such as the influenza market, the travelers' market and the market for biodefense vaccines. Customers in these niche markets often include national governments. Over the past few years, the vaccine industry has experienced a period of sustained consolidation driven by attractive growth prospects in key markets and access to innovative technologies and manufacturing capabilities.

Current Vaccine Technologies and Approaches

Currently, the majority of vaccines on the market are based on either weakened live or inactivated pathogens that are grown in animal host systems, such as chicken fibroblasts for viral vaccines or microbial growth media for bacterial vaccines. Although these traditional vaccines are effective, the risk of unintended infection is not insignificant and the manufacture of large amounts of the pathogen for the vaccine may be difficult and costly. Finally, these vaccines may cause adverse reactions, often at the injection site, due to the complexity of the injected formulation.

Among other vaccines currently on the market, sub-unit vaccines by contrast utilize defined antigens, which are extracted from the pathogen or, as is increasingly the case, are produced using modern biotechnological methods. These sub-unit vaccines contain no infectious or potentially infectious biological material and, therefore, the risk of unintended infection is low. However, the purified protein antigens are frequently not effective enough to trigger a sufficient response by the human immune system. As a result, to achieve the desired level of acquired immunity against the pathogen, these vaccines utilize adjuvants to increase the effectiveness of the purified protein antigens in stimulating the human immune system's response. Unfortunately, most adjuvants currently used in traditional vaccine formulations are only capable of inducing a B-cell-based antibody response. For the eradication of many pathogens, however, T-cell-based immunity is needed in addition to, or in lieu of, B-cell based immunity.

Regulation

We operate in a highly regulated industry. In both Europe and the United States, our product candidates will require regulatory approvals prior to clinical trials and additional regulatory approvals prior to commercial production and distribution. These regulatory approval processes are generally stringent and time-consuming.

To obtain these approvals, preclinical and clinical trials must be conducted to demonstrate safety, efficacy and consistent quality of the product candidates. Preclinical trials involve animal subjects and clinical trials are the means by which product candidates are tested in humans.

Clinical trials are normally conducted in three phases:

- phase I—We conduct clinical trials in a limited trial participant population to test our product candidate for safety, dosage tolerance, absorption, metabolism, distribution and excretion in healthy individuals or patients.

- phase II—We conduct clinical trials in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specifically targeted diseases and to determine dosage tolerance and optimal dosage amounts. We may conduct multiple phase II clinical trials in order to obtain as much information as possible prior to beginning the larger and more expensive phase III clinical trials. In some cases, a sponsor may decide to run what is referred to as a "phase IIb" clinical trial, which is a second, confirmatory phase II clinical trial that could, if positive, serve as a pivotal clinical trial in the approval of a product candidate.

- phase III—When phase II clinical trials demonstrate that a dosage range for our product candidate is effective and has an acceptable safety profile, phase III clinical trials are undertaken in large patient populations to further evaluate dosage, provide statistically significant evidence of clinical efficacy and further test for safety in expanded patient populations at multiple clinical trial sites.

Europe

Overview. There is a broad range of legislation in force in member states of the European Union governing the testing, manufacturing and marketing of vaccines. This legislation imposes specific requirements on preclinical trials where the data generated in the preclinical trials is used for a subsequent application for a product market authorization in the European Union. In addition, guidelines issued by a number of organizations, including the Committee for Proprietary Medicinal Products, or CPMP, of the European Medicines Agency, or EMEA, cover the conduct of preclinical and clinical testing and the operation of manufacturing facilities. Manufacturers of pharmaceutical products operating within the European Union must hold a manufacturer's authorization and must comply with the requirements of Good Manufacturing Practice, or GMP.

These requirements are intended to set minimum standards with respect to manufacturing facilities. Failure to comply with these requirements may result in the suspension or revocation of the manufacturer's authorization.

Application and approval process. The centralized procedure is mandatory for medicinal products developed by certain biotechnological processes. It is optional for certain innovative medicinal products, such as products developed by innovative biotechnology processes or products administered by means of innovative new delivery systems. Another important regulatory procedure for obtaining marketing authorizations in the European Union is the mutual recognition procedure. All medicinal products for which the centralized procedure is not mandatory may follow this process.

The centralized procedure requires that we submit a centralized application for authorization to the EMEA, which coordinates the assessment process. The CPMP then assesses our product candidate and issues an opinion on its quality, safety and efficacy. The CPMP submits its opinion to the European Commission, which drafts a decision based on the CPMP's opinion. After consulting its standing committee, the European Commission may grant a market authorization, subject to adequate evidence of quality, safety and efficacy. This marketing authorization is valid in all of the member states of the European Union.

The mutual recognition procedure requires that we submit our product candidate for review to a member state of the European Union, which is called the reference member state. The reference member state then assesses the product candidate for quality, safety and efficacy. Once the reference member state has granted national marketing authorization, we may then make applications to the other member states of the European Union. The other member states may either recognize the marketing authorization of the reference member state or issue objections. If a member state maintains its objection, an arbitration process is initiated and the final decision is made by the European Commission on the basis of an opinion of the CPMP. The mutual recognition procedure may be used more than once for subsequent applications to other member states in relation to the same product candidate.

United States

Overview. The Federal Food, Drug and Cosmetic Act, or FDC Act, regulates both drugs and biological products, and the Public Health Service Act, or PHS Act, also regulates biological products. The FDC Act, PHS Act and related regulations govern the testing, manufacturing, safety, efficacy, labelling, storage, record keeping and advertising and other promotional practices. The Food and Drug Administration, or FDA, must approve a product candidate or provide alternative clearances before clinical testing, manufacturing and marketing may begin.

Application and approval process. Obtaining FDA approval is a costly and time-consuming process. Generally, in order to obtain FDA pre-market approval, preclinical trials must be conducted in a laboratory and in animal model systems to gain preliminary data on the product candidate's safety and efficacy. We must submit the results of our preclinical trials as part of an application for an investigational new drug, or IND, which the FDA must review and approve before clinical trials can begin.

The FDA receives reports on the progress of each phase of clinical trials, and it may require the modification, suspension or termination of clinical trials if an unwarranted risk is presented to test subjects. After completion of clinical trials of a product candidate, we must obtain FDA marketing approval. If the product is regulated as a biologic, we will require a biological license application, or BLA. If the product candidate is classified as a new drug, we will require a new drug application, or NDA. The BLA or NDA must include results of product development activities, preclinical trials and detailed manufacturing information.

The FDA subjects NDAs or BLAs to an unpredictable and potentially prolonged approval process. The FDA may ultimately decide that the application does not satisfy its criteria for approval or may require additional preclinical or clinical trials. Even if we obtain FDA approvals, the FDA subjects a marketed product to continual review, and subsequent discovery of previously unknown problems or a failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of our product or mandated withdrawal of the product from the market as well as possible civil or criminal sanctions. Before marketing approval is granted, the manufacturing facility will be inspected for compliance with current GMP requirements by FDA inspectors and will be inspected periodically for continuing compliance.

BUSINESS

Overview

We are a biotechnology company focused on the research, development, manufacturing and commercialization of innovative vaccine products against a variety of infectious diseases with substantial unmet medical needs. We develop novel prophylactic vaccines that protect the human body against future infections and therapeutic vaccines that enhance the human immune system's response to existing infections. We have a broad and diverse product portfolio with one vaccine candidate, which has completed pivotal phase III clinical trials, two in phase II clinical trials, two partnered vaccine candidates which have completed phase I clinical trials and one partnered vaccine candidate which is in phase I clinical trias. In addition, we have more than five vaccine candidates in preclinical development. We believe we are a global leader in the creation of "smart" vaccines based on our Antigen Identification Program, or AIP, and Vaccine Improvement Program, or VIP, technology platforms. We have partnerships with global leaders in the vaccine and monoclonal antibody industry, including entities affiliated with Novartis AG, or Novartis, Merck & Co., Inc., sanofi pasteur S.A., and Kirin Brewery Co., Ltd. In February 2005, we successfully completed our initial public offering and listing on the Vienna Stock Exchange.

Our most advanced product candidate, which has completed pivotal phase III clinical trials, is a prophylactic vaccine against the Japanese encephalitis virus, or JEV, a mosquito-borne flaviviral infection, which is the leading cause of childhood encephalitis and viral encephalitis in Asia. We have successfully completed pivotal phase III clinical trials, in which our JEV vaccine was safe and well tolerated and met the primary endpoint in terms of the immune response compared to JE-VAX(R) the only JEV vaccine approved in the United States. Both the amount of antibodies in the blood, expressed as geometric mean titer, or GMT, and the percentage of subjects reaching protective antibody titers, or seroconversion rate, met our primary endpoint in this clinical trial. In October 2006, we commenced the regulatory process for submission of a BLA (Biologics License Application) with the Food and Drug Administration, or FDA, in the United States. We intend to complete the regulatory filings in the United States by the end of 2007 and in Europe and Australia in 2008. We have received orphan drug designation in Europe for our JEV vaccine and if we obtain approval from the regulatory authorities, we anticipate first market launch in the United States and in the European Union in 2008 and in Australia and India in 2009.

In preparation for the commercialization of our JEV vaccine, we have entered into a marketing and distribution agreement for the market for travelers with Novartis in the United States, Europe and certain other territories. In addition, we have entered into marketing and distribution agreements with CSL Ltd. in Australia, New Zealand, Papua New Guinea and certain Pacific islands, and for the Asian endemic market with Biological E. in India, Nepal, Bhutan and Pakistan. We also have a long term development partnership with the Walter Reed Army Institute of Research in the United States and intend initially to commercialize our JEV vaccine on our own in the market for the armed forces and military personnel. In 2004 we acquired a 30,000 square foot Good Manufacturing Practices, or GMP, facility in Livingston, United Kingdom, to support scale up and commercial manufacturing of the product.

Our second most advanced product candidate is a Pseudomonas vaccine, which has completed a first phase II clinical trial. Access to the vaccine was gained through the acquisition of Pelias Biomedizinische Entwicklungs AG in January 2007. Pseudomonas is the most common gram-negative bacterium causing hospital-acquired infections. It is the prime cause of severe infections in burn patients and of ventilation associated pneumonia (VAP) occurring in intensive care units. Acute infections often develop rapidly and, in some cases, are life-threatening. With a high level of resistance against many antibiotics, Pseudomonas infections are particularly difficult to treat. Currently there is no Pseudomonas vaccine available on the market, and only very few preventative products are currently under development. In first phase II trial in a group of patients with second and third degree burn injury, our Pseudomonas vaccine was well tolerated and demonstrated a good antibody response, and no Pseudomonas infections occurred in the patients vaccinated.We are currently preparing a phase II/III clinical trial for the vaccine, expected to start in early 2008.

In addition, our pipeline includes a therapeutic vaccine against the hepatitis C virus, or HCV, which is in phase II clinical trials. We believe this vaccine candidate has the potential to offer significant benefits to patients with HCV due to the strong T-cell response shown in a recently completed clinical trial and the positive effect on viral load as previously demonstrated in earlier phase II clinical trials. In 2004, we completed a phase II clinical trial that involved HCV patients who had not responded to or have relapsed after the current standard HCV therapy. This clinical trial demonstrated a positive effect on viral load, in which the immune response generated by our HCV vaccine appeared to decrease the viral load in several HCV patients. Based on these results, we performed a further clinical trial in 2005. In healthy volunteers we were able to demonstrate a significantly better level and better sustainability of the immune response by optimizing the application schedule and route for our vaccine. In addition, our HCV vaccine demonstrated a good safety profile, when used concomitantly with standard therapy in a further phase II clinical trial in combination with interferon-ribavirin standard therapy, which did not show any interference with the immune response of our therapeutic vaccine. In August 2007 we have completed an interim analysis of another phase II clinical trial in treatment naïve chronic HCV patients, which applied the new optimized application schedule and route for our HCV vaccine. In this analysis we could observe a good safety profile of the optimized vaccination schedule in hepatitis C patients and a statistically significant reduction of viral load up to two weeks after the last vaccination. The final data are expected for early 2008 including an analysis of viral load and immune responses up to six months after last vaccination. Through our strategic alliance with Novartis we have brought together both companies' programs in the field of therapeutic Hepatitis C vaccines with the aim to expand the combined leadership in this field. We are currently in the planning process for further clinical trials, combining the strengths of both partners' therapeutic HCV vaccine approaches.

Beyond our advanced clinical product candidates, we have a prophylactic vaccine candidate for Staphylococcus aureus, or S. aureus, which has successfully completed a phase I clinical trial, conducted by our partner Merck & Co., Inc. S. aureus is the most commonly identified antibiotic-resistant pathogen in hospitals in many parts of the world, including Europe and North America, resulting in prolonged hospital stays and in higher mortality rates. We partnered this vaccine candidate with Merck & Co., Inc. in 2004 for future development and commercialization, and we expect phase II clinical trials for this vaccine to commence at the end of 2007. We also have a prophylactic vaccine candidate against Group A Streptococcus in preclinical development, which we partnerered with Merck & Co., Inc. in October 2006 and an undisclosed bacterial vaccine candidate, which we partnered with sanofi pasteur S.A. in 2004.

Our vaccines candidates partnered with Merck & Co., Inc. and sanofis Pasteur S.A. are based on our AIP technology, which utilizes innovative processes to identify antigens that are recognized by the human immune system. Antigens are basic components of pathogens, which are the cause of infectious diseases. We focus on those antigens that we believe will induce the strongest response from the human immune system. In addition to the already partnered vaccine candidates, we have developed a strong early stage product pipeline of vaccine candidates in preclinical development based on this technology, each of which target a particular infectious disease. For our non-partnered novel vaccine targets, we have granted opt-in rights to Novartis to obtain an exclusive license for the development, manufacturing and commercialization of each vaccine candidate latest after the completion of phase II clinical trials, or earliest at the start of phase I trials at Novartis' election. For product candidates that Novartis elects to license under this option arrangement, we have retained the right to choose between a co-development and profit sharing or a licensing arrangement with pre-defined milestone and royalty payments.

In addition to the use in the vaccines field, we have developed our AIP technology to deliver validated targets for monoclonal antibodies, which can be used for the therapeutic intervention in different severe bacterial infections. Our first partnerships in this field are with Kirin Brewery Co., Ltd. in the field of Streptococcus pneumoniae and with Merck & Co., Inc. in the fields of S. aureus and Group A Streptococcus. We have currently identified three additional target indications that could be used for therapeutic monoclonal antibodies.

Our clinical stage product pipeline also includes a prophylactic vaccine for tuberculosis and a potentially superior seasonal Influenza vaccine formulated with IC31®. The tuberculosis vaccine, developed together with our partner, the Statens Serum Institut, has successfully completed a phase I clinical trial, in which it demonstrated to be safe and very immunogenic in healthy individuals. A phase I clinical trial for an influenza vaccine adjuvanted with our IC31® has been started in June 2007 with the aim to provide a superior vaccine with an improved efficacy and T-cell immunity. In July 2007, an exclusive license has been grante to Novartis for the use of IC31® in influenza vaccines. Both of these product candidates are based on our VIP technology, which we use to develop proprietary adjuvants, or immunizers, which stimulate the human immune system's response to an antigen and enhance its ability to fight and destroy the associated pathogen. Our immunizers are being tested in conjunction with our product candidates and are also licensed to third parties for use with their own product candidates and development efforts. Thus we have entered into a non-exclusive license agreement with Wyeth for the use of IC31® in several bacterial vaccine indications.

Our corporate headquarters and research laboratories are based in Vienna, Austria. As of December 31, 2006, we had 188 employees, of whom 138 were engaged in research and development. We are led by a highly experienced management team, which benefits from considerable research and development, commercial, and operational expertise based on previous experience in the pharmaceutical and vaccine areas.

Product Candidates

The following table summarizes key information about our product candidates.

	Candidate	Vaccine Type	Status	Commercialization Rights
1.	JEV vaccine	Prophylactic	Filing (Phase III completed, filing process with FDA initiated)	• Intercell *(initially military market)* • Novartis Vaccines and Diagnostics, Inc. *(U.S., Europe and certain other markets)* • Biological E. *(India, Nepal, Bhutan, Pakistan)* • CSL Ltd. *(Australia, New Zealand, Papua New Guinea and certain Pacific islands)*
2.	Pseudomonas vaccine	Prophylactic	Phase II	Intercell (Novartis license option)
3.	HCV vaccine	Therapeutic	Phase II	Novartis /Intercell (50:50 cost/profit sharing)
4.	S. aureus vaccine	Prophylactic	Phase I competed	Merck & Co., Inc.(1)
5.	Tuberculosis vaccine	Prophylactic	Phase I completd	Statens Serum Institut(2)
6.	Influenza vaccine	Prophylactic	Phase I	Novartis
7.	Bacterial vaccine	Prophylactic	Preclinical	sanofi pasteur S.A.(1)
8.	S. pneumoniae vaccine	Prophylactic	Preclinical	Intercell (Novartis license option)
9.	Group A streptococcus vaccine	Prophylactic	Preclinical	Merck & Co., Inc(1)
10.	Travelers' diarrhea vaccine	Cross-protective Prophylactic	Preclinical	Intercell (Novartis license option)
11.	S. pneumoniae antibodies	Antibodies in the elderly	Preclinical	Kirin Brewery Co., Ltd. (1)
12.	Group B streptococcus antibodies	Antibodies in premature newborns	Preclinical	Intercell
13	S. aureus antibodies	Antibodies in infected patients	Preclinical	Merck & Co., Inc(1)

(1) Clinical development will primarily be undertaken by our strategic partner for this product candidate due to the nature of the product and the structure of the strategic partnership.

(2) Clinical development will primarily be undertaken by Statens Serum Institut for this product candidate due to the structure of the strategic partnership and the large amount of public funding available to Statens Serum Institut for the development of this product candidate.

The Intercell Approach: Smart Vaccines

We develop our smart vaccines in a manner that parallels the human immune system's natural response to pathogens. We identify antigens that are recognized by the immune system of humans exposed to the relevant pathogen.

Antigen Identification Program. Through our AIP technology, we aim to utilize the immune response of infected, but still healthy, individuals who have already been exposed to a particular pathogen in order to discover the antigens associated with that pathogen. The immune response of these individuals, in the form of antibodies and/or T-cells, enables us to determine and identify which of these antigens are likely to induce a strong, protective immune response in an uninfected individual and form a viable basis for a novel vaccine.

We then subject the identified antigens to a validation process, which enables us to further narrow our selection to only those antigens with desirable characteristics, such as wide recognition by multiple sera from infected or healthy individuals and potentially greater cross-protection due to a high degree of conservation across different strains of the particular pathogen. Wide recognition by multiple sera indicates that a vaccine developed from that antigen will potentially be effective for a large population of individuals. A high degree of conservation across different strains of a particular pathogen indicates that a vaccine developed from that particular antigen will create an immune response that will protect against several different strains of the pathogen without reducing the strength of the immune response against any particular strain. We have screened more than 10 important bacterial targets and have planned and have in progress screening of additional targets.

The antigens with the most promising results are tested in animal models. Promising results from these animal model tests mean that the selection process under our AIP technology has successfully identified additional proprietary and validated antigens as product candidates.

We believe our technology is fully established and validated. Through our AIP technology, we have successfully identified a large number of novel antigens relating to a wide variety of infectious diseases. In addition, certain vaccine candidates identified through our AIP technology are currently partnered with sanofi pasteur S.A. and Merck & Co., Inc., respectively, while others form the basis for other development projects that we plan to either develop in-house or partner with third parties. We plan to continue to apply our AIP technology to identify antigens on other bacterial targets, such as Borrelia, Enterococcus and Pseudomonas.

In addition to the development of prophylactic and therapeutic vaccines, we intend to utilize our proprietary antigens for the development of therapeutic antibodies against acute infections. Our first strategic partnerships in this field are with Merck & Co., Inc. and Kirin Brewery Co., Ltd. We aim to establish more collaborative agreements or strategic partnerships with biopharmaceutical and biotechnology companies that have access to an antibody production platform and are interested in our proprietary antigens.

Vaccine Improvement Program (VIP). Sub-unit vaccines are based solely on purified or recombinant antigens. As a result, they may not induce a response from the human immune system that is sufficient to fully protect infected individuals. Adjuvants are therefore commonly used to enhance the effectiveness of the human immune system's response to antigens. Adjuvants that are currently used in the manufacture of vaccines generally induce a B-cell response and do not, or only marginally, induce a T-cell response. In contrast, our immunizer IC31® represents a new generation of adjuvants that induce both B-cell and T-cell responses in the human immune system. This innovation is critical to the development of better and safer vaccines.

Our first-generation immunizer, IC30, was discovered by several of our founders while they were employed by the Research Institute of Molecular Pathology, or IMP, a research center sponsored largely by Boehringer Ingelheim GmbH, or Boehringer Ingelheim. As a result, Boehringer Ingelheim owns the intellectual property rights to IC30. We have obtained a worldwide commercial license for IC30 from Boehringer Ingelheim. IC30 consists of short stretches of Poly-L-Arginine, or pR, a polymer of an amino acid that is normally present in the body, which induces a local immunological reaction at the injection site and stimulates the antigen-presenting cells by facilitating the "loading" of the vaccine antigens onto such cells. These "antigen-loaded" antigen-presenting cells then migrate towards lymphatic organs in the body where they activate the T-cells of the human immune system, which proceed to eradicate the pathogen. pR works particularly well with peptide antigens recognized by T-cells.

We are using pR in our phase II HCV vaccine. In clinical trials, we have confirmed that pR, together with selected antigens, will activate a T-cell-based response in humans.

We also have developed a second-generation immunizer, IC31®, which consists of a short cationic peptide, similar to pR, and an oligonucleotide. We own all proprietary and intellectual property rights to IC31® and obtained a European patent for IC31® in 2004. Our corresponding application for a patent in the United States is pending.

IC31® is more powerful than its predecessor, IC30, in inducing T-cell and B-cell responses from the human immune system. In a number of preclinical tests with a variety of potential antigens, such as peptides and proteins, IC31® proved to have superior T-cell-inducing capabilities. The ability of IC31® to stimulate a strong T-cell immune response in humans and its safety have also been confirmed in a phase I clinical trial conducted by our partner Statens Serum Institute for a vaccine against tuberculosis, in which IC31® was used as adjuvant. IC31® is also currently used in a phase I clinical trial for an adjuvanted influenza vaccine, and we will continue to use our immunizers to develop and improve prophylactic and therapeutic vaccines against infectious diseases and to broaden its application to other fields, such as cancer and allergy vaccines.

Based on extensive comparative experiments, we believe that the superior T-cell-inducing capabilities of our immunizers will provide an advantage over other adjuvants currently on the market or under development. In addition, IC31® can be produced synthetically at a higher purity, more uniform quality and at a competitive cost and IC31® has a favorable toxicological profile.

Products in Clinical Development

1. JEV vaccine (IC51)

Clinical status. We have successfully completed pivotal phase III clinical trials, which were designed to meet clinical requiremnts for registration in the United States, Europe and Australia, and in which our JEV vaccine was safe and well tolerated and met the primary endpoint in terms of the immune response. Data from a global phase III pivotal immunogenicity clinical trial demonstrated non-inferiority in terms of the immune response of our JEV vaccine compared to JE-VAX®. Both the amount of antibodies in the blood expressed as GMT and the seroconversion rate were our primary endpoints in this clinical trial. The strength of the immune response was assessed by plaque reduction neutralization tests. This positive data were announced in May 2006 and full results of the study were presented at the annual meeting of the American Society of Tropical Medicine and Hygiene in Atlanta in November 2006.

This pivotal immunogenicity phase III clinical trial was designed to compare the immunogenicity of our JEV vaccine with JE-VAX®, in a multicenter, multinational, observer blinded, randomized controlled clinical trial. This clinical trial was conducted at study sites in the United States, Austria and Germany, and included 868 trial participants randomly distributed into two equally-sized trial groups. One trial group received our JEV vaccine, which is produced on Vero cells, and the other trial group received JE-VAX®, which is produced on mouse brain and is the only vaccine for JEV that is currently approved for use in the United States.

In the pivotal safety trial, the second important trial from our JEV phase III clinical trial program, our vaccine was well tolerated and no critical adverse events were observed. The pivotal Phase III safety trial was conducted at 39 study sites in Austria, Germany, Romania, Israel, Australia, New Zealand and in the US, and included 2,683 randomized subjects. The study was designed to analyze the safety and tolerability of Intercell's investigational vaccine in a multicenter, multinational, double-blind, placebo-controlled randomized study. Major endpoints of this study were the frequency of adverse events in both test groups, as well as local tolerability findings in both groups. Analyses of this trial showed that our JEV vaccine was systemically and locally well tolerated. Overall, the local tolerability and general safety profile of our vaccine appeared to be comparable with placebo.

In total, 5,370 trial participants have been enrolled and treated in our phase III clinical trials. In addition to the pivotal immunogenicity and safety clinical trials described above, our phase III clinical trial program consisted of several additional trials, including a single shot trial and a co-vaccination trial for travelers.

Previous clinical development. Previously, we successfully completed a head-to-head phase II clinical trial, in which our JEV vaccine was safe and well tolerated and demonstrated an immunogenicity profile that, based on the clinical trial population, was superior to JE-VAX®. In addition, a more convenient dosing regime, based on 6mcg per dose and two doses at day 0 and 28, was identified for the phase III clinical trials. In all previously conducted clinical trials, our JEV vaccine showed greater potency compared to JE-VAX® and severe, delayed-type reactions, such as those documented with JE-VAX®, which require patients to remain in the vicinity of a doctor for at least 10 days, have not been observed with our JEV vaccine. We recorded higher seroconversion rates and higher antibody titers at all doses studied at day 28, day 56 and, in particular, after one year.

Disease overview. JEV is a mosquito-borne flaviviral infection that is the leading cause of childhood encephalitis and viral encephalitis in Asia. Over three billion people live in JEV endemic areas. JEV is fatal in approximately 25 percent of all reported cases, and approximately 30,000 to 50,000 cases, resulting in approximately 10,000 deaths, are reported annually by the World Health Organization, or WHO. Populations at risk for infection include travelers, expatriates and, in particular, military personnel stationed in JEV-endemic regions. Symptoms of mild infections are generally limited to a fever with headache, while more severe infections are characterized by a variety of symptoms, including the quick onset of headache, high fever, neck stiffness, stupor, disorientation, coma, tremors, occasional convulsions, especially in infants, and spastic paralysis.

Current marketed vaccine. At present there is only one vaccine, the inactivated mouse brain-derived Japanese encephalitis vaccine, or JE-VAX®, approved for use in North America. JE-VAX® is also available to travelers in the European Union on a named-patient basis. JE-VAX® requires three injections within a one-month period. Side effects are relatively frequent and can include severe neurological symptoms, hypersensitive reactions at the vaccine injection site and allergic shock syndromes after vaccination. Production of JE-VAX® has been suspended in 2006 and commercial availability of JE-VAX® thus might be no longer secured.

Our JEV vaccine. In April 2003, we obtained an exclusive license from VaccGen International LLC, a company based in the United States, to develop and commercialize a purified, inactivated JEV vaccine manufactured from an attenuated, non-pathogenic JEV strain. Our JEV vaccine requires only two injections instead of three injections within a one-month period, which could potentially result in better treatment compliance. In addition, our JEV vaccine is delivered in a liquid format as compared to the freeze-dried format of JE-VAX®.

Manufacturing. In 2004, we purchased a biologics manufacturing facility in Livingston, United Kingdom, where we plan to manufacture our JEV vaccine at commercial scale to cover the first few years of expected product sales after product launch. We have expanded this facility to serve the manufacturing requirements for the travelers and military markets and are currently preparing for regulatory inspection in in connenction with the regulatory approval of our JEV vaccine.

Commercialization. In preparation for the commercialization of our JEV vaccine, we have entered into a marketing and distribution agreement for the market for travelers with Novartis in the United States, Europe and certain other territories. In addition, we have entered into marketing and distribution agreements with CSL Ltd. in Australia, New Zealand, Papua New Guinea and certain Pacific islands, and for the Asian endemic market with Biological E. in India, Nepal, Bhutan and Pakistan. Initially, we intend to market and sell our JEV vaccine directly to the armed forces and military personnel.

While we estimate that the market for current mouse brain-derived JEV vaccines is €150 million per year, we believe that the market potential for a Vero cell-derived JEV vaccine, such as our JEV vaccine, is approximately €250 million to €350 million per year due to the potential for greater demand for a safe and innovative vaccine product of high quality, for which customers would be willing to pay higher prices.

In October 2006, we commenced the regulatory process for submission of a BLA (Biologics License Application) with the Food and Drug Administration, or FDA, in the United States. We intend to complete the regulatory filings in the United States by the end of 2007 and in Europe and Australia in 2008. We have received orphan drug designation in Europe for our JEV vaccine and if we obtain approval from the regulatory authorities, we anticipate first market launch in the United States and in the European Union in 2008 and in Australia and India in 2009.

2. Pseudomonas vaccine

Clinical status and previous clinical development. Our Pseudomonas vaccine has completed a first phase II clinical trial and we are currently preparing phase II/III clinical trials for the vaccine, expected to start in early 2008. In these trials we plan to test the vaccine in burn patients and for prevention of nosocomial pneumonia caused by Pseudomonas infection.

The start of a Phase II/III clinical trial targeting burn and nosocomial pneumonia patients is planned for H1 2008.

In preliminary phase I and phase IIa studies, the vaccine, which was administered to 2nd and 3rd degree burn patients, was well tolerated. No adverse systemic or local events were observed. The vaccine showed indications of efficacy combined with good antibody response. None of the severely burnt patients treated with the vaccine developed Pseudomonas infection. This outcome, although generated in an open label study, is an indication for protection, as 40-60% of 3rd grade burn patients typically suffer from infections caused by Pseudomonas.

Disease overview. Pseudomonas is the most common gram-negative bacterium causing hospital-acquired infections. It is the prime cause of severe infections in burn patients and of ventilation associated pneumonia, or VAP occurring in intensive care units. Acute infections often develop rapidly and, in some cases, are life-threatening. With a high level of resistance against many antibiotics, Pseudomonas infections are particularly difficult to treat. Further opportunities for the product include bacteremia and wound infections as well as chronic obstructive lung diseases, or COPD.

Current treatment options. Currently, there is no Pseudomonas vaccine available on the market, and only very few preventative products are currently under development. Pseudomonas infection is generally treated with antibiotecs, with in increasing number of strains being resistant to existing antibiotic treatements.

Our Pseudomonas vaccine. Our Pseudomonas vaccine is a fusion protein combining two Pseudomonas membrane proteins that are highly conserved across all clinically relevant serotypes. Therefore, we expect that the vaccine is well positioned to prevent the large majority of Pseudomonas infections. We have gained full access to the vaccine through the acquisition of Pelias Biomedizinische Entwicklungs AG in January 2007. Pelias holds an exclusive worldwide license to develop and commercialize the vaccine from Chiron Behring GmbH & Co. KG, now Novartis Vaccines and Diagnistics GmbH & Co. KG.

3. HCV therapeutic vaccine

Clinical status. In August 2007 we have completed an interim analysis of a phase II clinical trial in treatment naïve chronic HCV patients, which applied the new optimized application schedule and route for our HCV vaccine. In this analysis we could observe a good safety profile of the optimized vaccination schedule in hepatitis C patients and a statistically significant reduction of viral load up to two weeks after the last vaccination. The final data are expected for early 2008 including an analysis of viral load and immune responses up to six months after last vaccination.

In addition, our HCV vaccine previously demonstrated a good safety profile, when used concomitantly with standard therapy in a further phase II clinical trial in combination with interferon-ribavirin standard therapy, which did not show any interference with the immune response of our therapeutic vaccine.

Through our strategic alliance with Novartis we have brought together both companies' programs in the field of therapeutic Hepatitis C vaccines with the aim to expand the combined leadership in this field. We are currently in the planning process for further clinical trials, combining the strengths of both partners' therapeutic HCV vaccine approaches.

Disease overview. HCV is a virus that causes inflammation and cell damage to the liver. Approximately 80 percent to 85 percent of initially infected HCV patients are at risk for chronic infection. The WHO estimates that there are approximately 170 million HCV chronically infected individuals worldwide and three to four million new infections per year. In the United States, HCV causes between approximately 8,000 and 10,000 deaths per year.

Current treatment options. There is currently no vaccine against HCV. Interferon, ribavirin and pegylated interferon are the only FDA-approved medications for treating HCV. According to the BioSeeker Group, a market research firm, revenues for the worldwide therapeutic interferon market were approximately $2.8 billion in 2003 and are expected to increase to approximately $7.0 billion per year by 2010.

The current treatment regimen with interferon-ribavirin has high treatment costs and only about 50 percent of patients treated have a sustained viral response rate. Side effects from the regime include flu-like symptoms, muscle and joint pain, nausea, headaches, fatigue, loss of appetite, dry skin, anxiety and depression. Due to its substantial side effects, there is a significant demand for additional treatment options that could increase the effectiveness of this regime and/or delay the need for its use.

Our HCV vaccines. Our HCV IC41 vaccine consists of conserved T-cell peptide antigens reacting with T-cells of individuals who have recovered from an acute HCV infection. These peptides target only a specific T-cell repertoire, and we believe that the HCV IC41 vaccine could induce an immune response in up to approximately 50 percent of the EU and U.S. populations. HCV IC45, our second-generation therapeutic HCV vaccine candidate, contains an even larger spectrum of T-cell peptide antigens than our HCV IC41 vaccine, potentially inducing an immune response in up to 80 percent of the EU and U.S. populations. HCV IC45 is currently in the pre-clinical phase.

Previous clinical development. Our HCV IC41 vaccine completed a phase I clinical trial in 26 healthy volunteers in early 2002 and a phase I dose-optimization and safety clinical trial in 128 healthy volunteers in 2004. In addition, in July 2004 we completed a controlled, multi-center, double-blind phase II clinical trial involving 60 chronic HCV patients who had not responded to or relapsed after the standard interferon-ribavirin regime. The results of this clinical trial demonstrated that with respect to this particular non-responder or relapser patient population, our IC41 vaccine achieved its primary clinical trial endpoint of inducing significant HCV-specific immune responses and confirming the safety and tolerability of the vaccine. With the combined data from all of our clinical trials, we were able to identify the optimal dose for our vaccine and to demonstrate a favorable safety profile in healthy volunteers and chronic HCV patients. At the optimal dose, HCV IC41 vaccine elicited T-cell responses in a significant proportion of healthy volunteers and treatment non-responders. With our HCV IC41 vaccine, we have also seen initial trends in efficacy, with several patients in the optimal dose groups showing a transient one log hepatitis C-RNA reduction. In early 2006, we obtained data from a clinical trial in 50 healthy volunteers which showed that we could significantly improve the rate, level and sustainability of the immune response of our HCV vaccine candidate by optimizing the application schedule and route. We have applied the new optimized application schedule in the most recent clinical trial for our HCV vaccine.

4. S. aureus prophylactic vaccine

Clinical status. In December 2005, our partner Merck & Co., Inc. started a phase I clinical trial in the United States to assess safety and immunogenicity of this vaccine in healthy volunteers. In May 2007, we have been informed by Merck & Co., Inc. on the results of a Phase I study involving in total over 120 adult healthy volunteers comparing safety and immunogenicity of different doses of the Staphylococcus aureus vaccine. The data showed that the vaccine is safe and generally well tolerated. Immune responses were observed within several weeks following vaccination and these immune responses persisted throughout the course of the study. We expect Merck & Co., Inc. to start phase II clinical trias by the end of 2007.

Disease overview. Staphylococcus aureus, or S. aureus, is the most commonly identified antibiotic-resistant pathogen in hospitals in many parts of the world, including Europe and North America, resulting in prolonged hospital stays and in higher mortality rates. According to the CDC, in the United States alone, about two million patients annually contract an infection while receiving health care in hospitals. The overall mortality rate of staphylococcal bacteremia ranges from 11 to 43 percent. The incidence of S. aureus is steadily increasing due to medical interventions and most notably due to the emergence of antibiotic-resistant bacteria circulating in hospitals. We estimate the market opportunity for a new S. aureus vaccine to be approximately €1 billion.

Current treatment. Acute S. aureus infections are currently treated with antibiotics. However, today approximately 50 percent of S. aureus strains isolated in hospitals worldwide are resistant to a number of antibiotics, rendering staphylococcal disease management increasingly difficult and challenging. There is currently no vaccine available to prevent S. aureus infections.

Our S. aureus vaccine. The vaccine consists of one highly conserved protein of S. aureus, which was discovered with our AIP technology, and is produced by recombinant DNA technology. Aluminiumhydroxide is used as an adjuvant.

5. Tuberculosis prophylactic vaccine (IC32)

Clinical status. In March 2007, our partner Statens Serum Institut has completed a phase I clinical trial in the Netherlands to assess the safety and immunogenicity of the new tuberculosis vaccine in healthy volunteers. The data showed that the IC31® adjuvanted vaccine was safe and able to stimulate a strong T-cell immune response in humans. We expect Statens Serum Institut to start phase II clinical trials during 2007.

Disease overview. Tuberculosis is a disease that is caused by germs that are spread from person to person through the air. The disease usually affects the lungs, but it can also affect other parts of the body, such as the brain, the kidneys or the spine. The general symptoms of tuberculosis include feelings of sickness or weakness, weight loss, fever and night sweats. The symptoms of tuberculosis of the lungs also include coughing, chest pain and the coughing up of blood. According to the Center for Disease Control and Prevention, or CDC, approximately 8 million people are infected with tuberculosis each year worldwide, with approximately 2 million of these cases being fatal. According to a study of BioVentures for Global Health, the market opportunity for a new tuberculosis vaccine in developed countries is estimated to be approximately €0.5 billion.

Current treatment. Acute tuberculosis is currently treated with antibiotics. The prophylactic tuberculosis vaccine currently in use, the Bacillus Calmette-Guerin, or BCG, vaccine, efficiently protects children against tuberculosis. However, protection gradually decreases after 10 to 15 years and an additional BCG vaccination does not provide sufficient protection against tuberculosis. As a result, a new type of tuberculosis vaccine is required in order to address the need for tuberculosis protection in the adult population in developing countries.

Our tuberculosis vaccine. Our vaccine combines recombinant tuberculosis antigens, which were developed by the Statens Serum Institut, with our immunizer IC31® as an adjuvant.

6. Influenza vaccine

Clinical status. In June 2007, we have started phase I clinical trials for a seasonal Influenza vaccine which is formulated with our proprietary adjuvant IC31®. In this trial, a single dose of the IC31® adjuvanted Influenza vaccine is be applied to healthy volunteers. The trial includes three different dose groups, with 24 subjects per group, receiving vaccine adjuvanted with a low dose of IC31®, vaccine adjuvanted with a higher dose of IC31®, and non-adjuvanted vaccine. Primary endpoints of the study are safety and immunogenicity of the vaccine at day 21 after vaccination.

Disease overview. Influenza or "flu" is a respiratory infection caused by the highly contagious Influenza virus. This virus spreads from person to person by tiny droplets produced by coughing and sneezing. In the Northern Hemisphere the virus is most active between November and March. Infection usually lasts for about a week. It is characterized by the sudden onset of high fever, myalgia, headache and severe malaise, non-productive cough, sore throat, and rhinitis. In severe cases, Influenza can deteriorate to pneumonia, a more life threatening disease and around one percent of sufferers are hospitalized. Influenza viruses cause diseases among all age groups. Rates of infection are highest among children but rates of serious illness and death are highest among persons aged more than 65 years and children aged less than 2 years.

The virus is divided into two groups: A and B, whereas type A has 2 subtypes as well. Certain viral proteins recognized by the body's immune system mutate easily, and consequently, existing antibodies from neutralising previously encountered Influenza infection do not prevent new infections by slightly different strains. In addition to the regular seasonal epidemics of Influenza, new strains of the virus transmitted to humans from animal species like pigs, chickens and ducks may lead to Influenza pandemics, which occur irregularly and can cause high levels of mortality.

Current treatment. In most cases, Influenza requires symptomatic treatment only. Within days, the infected person's body mounts an immune response against the virus and most patients recover within one to two weeks. During the last several years, novel antiviral drugs for influenza have come to the market and may increasingly become a treatment and prevention option, adjunct to vaccination.

However, prevention through vaccines is still the most prevalent and promising medicinal option to reduce the health burden and costs associated with Influenza. Various Influenza vaccine products are marketed in the U.S. and Europe, most of which are traditional whole cell or split vaccines, while some are more modern subunit vaccines, which contain only certain antigens and elicit fewer side effects. The currently available Influenza vaccine products are mostly non-adjuvanted and have a suboptimal efficacy profile, especially in the population groups with the highest disease burden (elderly and infants). Furthermore, these vaccines only offer limited cross-protection against other influenza strains, with no or low T-cell responses. Due to these limitations, novel vaccines with improved efficacy and T-cell immunity are needed. We expect that the IC31® adjuvanted influenza vaccine has the potential to overcome these shortcomings.

Our Influenza vaccine. Our vaccine is a formulation of a commercially available, registered subunit Influenza vaccine and our adjuvant IC31®. Preclinical animal models already showed that the vaccine could increase Haemaglutinin titers and specific T-cell responses significantly. Furthermore, the presence of IC31® induces very long-lasting and high levels of Flu-specific T-cells as well as IgG2a, both markers for an immune response known to improve and broaden protection from Influenza infections.

In July 2007 we have granted an exclusive license to Novartis for the use of IC31® in Influenza vaccines. After completion of our current phase I clinicial trials, Novartis will be responsible for further development and commercialization of the vaccine.

Products in Preclinical Development

6. Bacterial vaccine

This prophylactic vaccine targets an undisclosed bacterial infection that mainly affects children. The vaccine targets an area of substantial medical need, for which there is currently no vaccination available. This vaccine is partnered with sanofi pasteur S.A. and is expected to enter phase I clinical trials in 2008.

7. S. pneumoniae vaccine (IC47)

Disease overview. Streptococcus pneumoniae, or pneumococcus, bacteria affect individuals with a weak or compromised immune system, such as infants and the elderly. Invasive pneumococcal diseases, such as pneumonia, bacteremia and meningitis, currently cause more deaths than all other vaccine-preventable infectious diseases combined. The mortality rate for pneumococcal diseases is between approximately 30 percent and 40 percent for individuals aged 65 years or older and immunocompromised patients. We estimate that the market opportunity for a new S. pneumoniae vaccine is over €1 billion.

Current treatment. Antibiotics, particularly penicillin, are the current standard therapy. However, antibiotics have become increasingly ineffective, primarily due to the increase of antimicrobial resistance. In addition, the currently available preventive vaccines induce serotype redistribution, which can lead to reduced immunity. These vaccines are also relatively expensive and require a rigid injection schedule, which contributes to reduced compliance and coverage in the elderly population.

Our S. pneumoniae vaccine. Through our AIP technology, we have identified several S. pneumoniae proteins that provide protection in a bacterial challenge animal model. We aim to develop a prophylactic vaccine for children and the elderly containing recombinant proteins from the pathogen. These proteins will be conserved in all serotypes of the bacterium and will most likely be combined with our immunizer IC31®. Our S. pneumoniae vaccine is currently in the preclinical trial phase, and we expect our S. pneumoniae product candidate to begin phase I clinical trials in 2008. We plan to develop this product on our own.

8. Group A streptococcus prophylactic vaccine (IC48)

Disease overview. Group A streptococcus, or GAS, is a bacterium that is often found in the throat and on the skin, frequently without other symptoms. Most GAS infections are relatively mild illnesses such as "strep throat" or impetigo, a skin infection. On rare occasions, however, GAS can cause severe or life-threatening illness. According to the CDC, the incidence of GAS is highest among children aged less than one year and adults older than 65. In the United States, approximately 20 million cases, primarily involving children aged 3 to 15, are reported every year. The number of severe invasive infections in the United States is approximately 10,000 to 20,000, with about 2,000 to 4,000 deaths per year. The annual health costs related to GAS infections in the United States are estimated at $2 billion. The threat of new infection involving GAS is continuous due to the relatively large number of serotypes, approximately 100, in which it appears.

Current treatment. There is no vaccine currently available for GAS and the current standard therapy is antibiotics. Severe GAS infections are treated with various antibiotics on a case-by-case basis.

Our GAS vaccine. Through our AIP technology, we have identified several GAS proteins that provide protection in a bacterial challenge animal model. We aim to eventually develop a prophylactic vaccine containing recombinant proteins from the pathogen, which will be most likely combined with our immunizer IC31®. Such proteins will be conserved in all serotypes of the bacterium. Our GAS vaccine is currently in the preclinical trial phase.

In October 2006, we granted an exclusive license to develop and commerzialize our GAS vaccine to Merck Sharp & Dohme Research Ltd., an affiliate of Merck & Co., Inc.

9. Travelers' diarrhea prophylactic vaccine (IC49)

Disease overview. Travelers' diarrhea is the most common illness affecting travelers. Approximately 80 million people travel to travelers' diarrhea endemic areas per year. According to the CDC, between 20 percent and 50 percent of all international travelers develop travelers' diarrhea each year. The onset of travelers' diarrhea usually occurs within the first week of traveling, but may occur at any time while traveling and even after returning home. High-risk destinations for this disease are developing countries in Latin America, Africa, the Middle East and Asia. High-risk individuals include young adults, immuno-suppressed individuals, patients suffering from inflammatory-bowel disease or diabetes, and patients taking H-2 blocker or antacid medications. Approximately 80 percent of all reported cases of travelers' diarrhea are due to bacterial pathogens, which are also responsible for high mortality rates in developing countries and approximately 500,000 deaths each year worldwide.

Current treatment. Travelers affected by travelers' diarrhea may benefit from antibiotic therapy, which can often shorten the disease from the typical three- to five-day untreated course to one or one and a half days. However, the benefits of antibiotic therapy are highly dependent on the specific bacterial pathogen involved and its sensitivity to antibiotics. A vaccine called Dukoral is currently marketed in certain European countries and Canada but is only specific for certain types of bacteria causing travelers' diarrhea.

Our travelers' diarrhea vaccine. We aim to develop a prophylactic travelers' diarrhea vaccine primarily for travelers and military personnel. Our AIP technology has identified novel antigens from the most common bacterial pathogens of travelers' diarrhea. We have begun to validate these antigens and aim to develop a vaccine that contains cross-protective antigens from at least three different bacteria. These antigens are derived using our AIP technology and will be most likely be combined with our immunizer IC31®. We expect our prophylactic travelers' diarrhea vaccine to start phase I clinical trials by 2009.

10. Anti-infective antibodies against invasive S. pneumoniae disease in the elderly

Disease overview. Streptococcus pneumoniae, or pneumococcus, bacteria affect individuals with a weak or compromised immune systems, such as infants and the elderly. Invasive pneumococcal diseases, such as pneumonia, bacteremia and meningitis, currently cause more deaths than all other vaccine-preventable infectious diseases combined. The mortality rate for pneumococcal diseases is between approximately 30 percent and 40 percent for individuals aged 65 years or older and for immunocompromised patients.

Current treatment. Antibiotics, particularly penicillin, are the current standard therapy. However, antibiotics have become increasingly ineffective primarily due to the diffusion of antimicrobial resistance. In addition, currently available preventive vaccines induce serotype redistribution, which can lead to reduced immunity. These vaccines are also relatively expensive and require a rigid injection schedule, which contributes to reduced compliance and coverage in the elderly population.

Our S. pneumoniae anti-infective antibody product candidate. Our AIP technology has identified selected antigens that are conserved among different clinical isolates of the bacterium. We have validated these antigens in animal bacterial challenge models and identified antigens that provide protective immunity and increase the survival rates upon immunization of animals used in these models. Our product candidate is partnered with Kirin Brewery Co., Ltd. We expect our final product to consist of fully human or humanized monoclonal antibodies developed against the antigens we have identified and validated. We believe our antibody-based approach could provide immediate stimulation to the patient's immune response, leading to a clearing or reduction of the bacterial infection and thereby circumventing potential immune system failures in the elderly population.

11. Anti-infective antibodies against invasive group B streptococcus diseases in neonates (IC50)

Disease overview. Group B streptococci, or GBS, commonly infects infants, pregnant women, the elderly and adults with compromised immune systems. GBS is often present in people who are "colonized" by the bacterium, but are normally asymptomatic. GBS infection is particularly serious for newborn infants, who may become infected before or during birth to unknowingly colonized mothers, causing sepsis, meningitis or pneumonia. GBS infection is the major cause of generalized and focal infections in newborn infants. Without preventive intervention, between 1 percent and 2 percent of all newborn infants and 15 percent of newborn infants of heavily colonized mothers develop invasive diseases. In the United States, GBS affects one to five newborn infants per 1,000 live births, with a mortality rate of 3 to 5 percent. In addition, 20 percent of the survivors become permanently handicapped with hearing, learning and visual disabilities. We estimate that the market opportunity for a new GBS vaccine to be over €0.5 billion.

Current treatment. Antibiotics, particularly penicillin, are the current standard therapy for GBS infection, although the diffusion of high-dosage penicillin therapy has induced antibiotic resistance in the bacteria. Prevention efforts involve screening pregnant women for GBS and have significantly reduced the incidence of GBS infection in newborn infants. However, these prevention efforts have not reduced the incidence of GBS infection in infants aged seven days or older.

Our GBS anti-infective antibody product candidate. Through our AIP technology, we have identified GBS antigens that are now being tested *in vivo* in animal models. Protective immunity against GBS is antibody-based. We expect our final product to consist of one or several human or humanized monoclonal antibodies related to our proprietary GBS antigens. We intend to develop our GBS antibody product through a strategic partnership with another biopharmaceutical or vaccine company experienced with anti-infective monoclonal antibodies.

12. Anti-infective antibodies against S. aureus

Disease overview. Staphylococcus aureus, or S. aureus, is the most commonly identified antibiotic-resistant pathogen in hospitals in many parts of the world, including Europe and North America, resulting in prolonged hospital stays and in higher mortality rates. According to the CDC, in the United States alone, about two million patients annually contract an infection while receiving health care in hospitals. The overall mortality rate of staphylococcal bacteremia ranges from 11 to 43 percent. The incidence of S. aureus is steadily increasing due to medical interventions and most notably due to the emergence of antibiotic-resistant bacteria circulating in hospitals. We estimate the market opportunity for a new S. aureus vaccine to be approximately €1 billion.

Current treatment. Acute S. aureus infections are currently treated with antibiotics. However, approximately 50 percent of S. aureus strains isolated in hospitals worldwide are currently resistant to a number of antibiotics, rendering staphylococcal disease management increasingly difficult and challenging. There is currently no vaccine available to prevent S. aureus infections.

Our S. aureus anti-infective antibody product candidate. Our AIP technology has identified selected antigens that are conserved among different clinical isolates of the S. aureus bacterium, including the strains that are multidrug-resistant. These antigens were validated in animal bacterial challenge models and demonstrated that they provide protective immunity and increased survival rates upon the immunization of animals used in these models. These antigens are currently being tested in a vaccine product candidate that is in an ongoing phase I clinical trial conducted by Merck & Co., Inc. We believe that these antigens are also suitable as targets for therapeutic antibody treatments. Together with our partner Merck & Co., Inc., we are developing an anti-infective antibody against S. aureus. We expect our anti-infective antibody to consist of fully human or humanized monoclonal antibodies against the antigens we have identified and validated. We believe our antibody-based approach could provide immediate immunity in exposed patients, resulting in a clearing or reduction of the bacterial infection in hospital situations in which other treatments and vaccines are not a suitable therapeutic option.

Strategic Partnerships and Further Collaborations

Novartis AG. Through different agreements with entities, affiliated with Novartis AG, including Novartis Pharma AG, Novartis Vaccines and Diagnostics, Inc. and Novartis Vaccines and Diagnistics GmbH & Co. KG, all of which collectively referred to as "Novartis" in this Prospectus, we have formed and extended a strategic alliance to accelerate innovation in vaccines development in infectious diseases.

In June 2006, we entered into a strategic alliance and investment agreement and in December 2006 we entered into a marketing and distribution agreement with Novartis for our JEV vaccine in the market for travelers in the United States, Europe and certain other territories. Under the marketing and distribution partnership, we have received a €10 million milestone payment and expect to receive further milestone payments of €20 million upon regulatory approvals in the United States and European Union. In connection with this agreement, Novartis invested €29.7 million in the purchase of shares of our common stock in our last public offering of our shares, which reslted in Novartis' current equity stake of 6.1 percent of our capital stock.

In July 2007, we agreed with Novartis to expand our alliance and form a major strategic partnership to accelerate innovation in vaccines development in infectious diseases. The partnership is centered around the shared vision of science in vaccines research, development and commercialization. It will focus on the development of bacterial vaccine products derived from our Antigen

Identification Program (AIP) as well as the use of our adjuvant technology (IC31®) in selected new vaccines. As a result of this partnership, we are entitled to receive upfront license and options fees of € 120 million and to substantial further payments upon achievement of certain development milestones as well as royalties on future product sales or a share of the profits. In addition, Novartis agreed to subsribe for 4,800,000 new shares of our common stock at a purchase price of € 31.25 per share, or €150 million in agreggate. This investment will increases Novartis' equity stake from currently 6.1% current to 16.1% - without any controlling rights. This investment by Novartis is expected to be completed on or about the date of the admission to listing of such shares to the Official Market of the Vienna Stock Exchange.

Through this partnership, our adjuvant IC31® is exclusively licensed to Novartis for the development of improved Influenza vaccines. IC31® is also non-exclusively licensed to Novartis in other areas. We retain the right to continue to enter into partnerships for IC31® with third parties in infectious diseases, cancer, allergies, and other indications. In addition, Novartis obtains opt-in rights for the development, manufacturing and commercialization of our non-partnered novel vaccine targets after the completion of Phase II clinical trials (or earliest at the start of phase I, at Novartis's election). We retain the right to choose between a co-development/profit sharing or a licensing arrangement on pre-defined milestone and royalty payments for products that Novartis takes forward. The partnership also includes a co-development and profit sharing arrangement to bring together both companies' programs in the field of therapeutic Hepatitis C vaccines with the aim to expand their combined leadership in this field. The alliance does not affect our products and product candidates currently partnered with other companies.

- ***Merck & Co., Inc.*** In May 2004, we entered into an exclusive commercial license agreement with Merck & Co., Inc. for the development of a S. aureus vaccine and provided it with an option to develop an anti-S. aureus monoclonal antibody product. This license agreement is the result of a research collaboration based on our AIP technology that commenced in October 2001. We have received significant upfront license payments to date and expect to receive further license payments, including milestone payments and royalties for the resulting vaccine product if it successfully progresses through clinical development and future commercial launch. In addition, we are also entitled to receive royalty payments on future product sales. Merck & Co., Inc. is responsible for all future development costs.

In May 2006, Merck & Co., Inc. exercised its option to develop an anti-S. aureus antibody. As a result, we have received a significant upfront and option license payment and expect to receive further license and milestone payments for the antibody product that results, assuming successful clinical development and future commercial launch. In addition, we are also entitled to receive royalty payments on future product sales. Merck & Co., Inc. is responsible for all future development costs.

In October 2006, we extended our strategic partnership with Merck & Co., Inc., to include development of a prophylactic vaccine against Group A Streptococcus infections and entered into an agreement with Merck Sharp & Dohme Research Ltd., an affiliate of Merck & Co., Inc., which, inter alia, included a USD 9.5 million upfront payment, up to USD 76 million milestone payments as well as royalties on future net sales of the product. The agreement is based on antigens that were discovered and validated by our proprietary bacterial Antigen Identification Program. The agreement also includes an option for Merck Sharp & Dohme Research Ltd. to develop human monoclonal antibodies directed against antigens identified by us to treat and protect against severe infections caused by Group A Streptococcus.

- ***Sanofi pasteur S.A.*** In December 2003, we entered into a collaboration and license option agreement with sanofi pasteur S.A., under which we will identify relevant antigens for use in an undisclosed bacterial vaccine. In December 2005 after successful completion of the research services performed during the initial term of this agreement, sanofi pasteur S.A. exercised its option to acquire an exclusive worldwide license from us for the intellectual property rights relevant to this collaboration. We have received an upfront license and option payment and compensation for research services, and we expect to receive additional milestone payments, royalty payments on future product sales and additional compensation for research services. Sanofi pasteur S.A. is responsible for all future development costs.

Kirin Brewery Co., Ltd. In March 2006, we entered into a strategic alliance with Kirin Brewery Co., Ltd., to develop human monoclonal antibodies against severe infections caused by Streptococcus pneumoniae, a bacterium that affects individuals with a weak or compromised immune system, such as infants and the elderly. The mortality rate for pneumococcal diseases is between approximately 30 percent and 40 percent for individuals aged 65 years or older.

Under the agreement, Kirin Brewery Co., Ltd. obtains an exclusive worldwide license to develop and commercialize antibodies directed against antigens identified through our AIP technology. The parties will collaborate in the preclinical development of the product, with Kirin Brewery Co., Ltd. being responsible for the clinical development, registration and marketing of the product. Over the term of the agreement, we are entitled to milestone payments totaling approximately €40 million, including an upfront payment of €4 million. We are also entitled to receive royalties on future net sales of the product. In addition, we will be compensated for our development contributions.

SciGen Ltd. In December 2004, we entered into a commercial collaboration and license agreement with SciGen Ltd. for the development of a new therapeutic hepatitis B vaccine. In November 2006 this agreement was terminated in order to fous on other projets.

Statens Serum Institut. In March 2004, we entered into a commercial collaboration and license agreement with Statens Serum Institut for the development of a new prophylactic tuberculosis vaccine. Under the terms of the agreement, Statens Serum Institut will conduct the development and commercialization of a new prophylactic vaccine against tuberculosis in clinical trials. We are entitled to receive upfront and milestone payments and share the profits from future product sales.

Wyeth Pharmaceuticals. In September 2006, we entered into an agreement under which we granted Wyeth Pharmaceuticals a worldwide non-exclusive license option to use our synthetic adjuvant IC31TM in variou s selected infectious disease vaccine programs. After exercise of the license-option, we are entitled to receive option exercise and milestone payments as well as royalties on future product net sales.

Further collaborations. We have entered into a number of material transfer agreements with various pharmaceutical and biotech companies, under which our proprietary IC31® immunizer technology is made available for use as a process for developing novel vaccines.

In June 2005 we obtained a $6.6 million grant from the National Institute of Health, or NIH. The grant supports the incorporation of our proprietary adjuvant program, IC31®, into the development of biodefense vaccines. In the event of a bioterror attack, the affected population will require effective single dose vaccines with reduced antigen doses and safe immune protection for mass application. The major goal of the NIH funded project is the incorporation of our novel immunizer IC31® as an adjuvant into vaccine applications in order to induce intensified and specific immune responses. Our proprietary IC31® comprises a peptide and an oligonucleotide for stimulating both potent B-cell and T-cell immune responses. The three-year research and development program will include a proof-of-concept study combining IC31® with our existing prophylactic JEV vaccine to create biodefense related applications.

In December 2006, we entered into an agreement to advance the development of our Streptococcus pneumoniae vaccine with the Program for Appropriate Technology in Health, or PATH, a US-based non-profit organization dedicated to finding solutions for global health. Over the term of the agreement, we are entitled to receive a total of USD 7.3 million during the first stage of the collaboration, with the potential for substantial additional funding during later development phases. We are committed to work together with PATH towards the successful development of the vaccine in clinical trials leading to registration and market approval.

PATH provides funding to support our ongoing Streptococcus pneumoniae ("Pneumococcus") protein-based vaccine development program, facilitating the completion of preclinical work. We are veloping the vaccine and make it available at an affordable cost for children in developing World countries at greatest need, where Pneumococcus is a major cause of infant and childhood mortality.

Licensing Arrangements

Sanofi pasteur S.A. In November 2004, we obtained a non-exclusive worldwide license from Aventis Pasteur S.A., which changed its name in January 2005 to sanofi pasteur S.A., for certain intellectual property rights related to our JEV vaccine. There are no upfront or milestone payments in connection with this license, but we will be required to pay royalties on net sales of our JEV vaccine upon its commercialization.

Boehringer Ingelheim. In June 1998, we entered into an agreement with Boehringer Ingelheim International GmbH, under which we obtained the right to use the Poly-L-Arginine technology, or pR (IC30), in the research and development of laboratory, pharmaceutical and diagnostic products. In April 2003, we entered into a license agreement with Boehringer Ingelheim, under which we obtained the commercialization rights for products based on the pR (IC30) technology for a broad range of disease areas. We will pay royalties to Boehringer Ingelheim on future product sales.

Immusystems GmbH. In November 2003, we obtained an exclusive worldwide license from Immusystems GmbH, or Immusystems, for certain intellectual property rights relevant to our HCV vaccine. In 2003 we paid €237,000 to Immusystems for the license, and there are no further milestone or royalty obligations under the related license agreement.

NIH and CDC. In September 2003, we obtained an exclusive worldwide license from the NIH and the CDC for certain intellectual property rights relevant to our HCV vaccine. We made payments of €79,000 in 2003, €6,000 in 2004 and €8,000 in 2005 to NIH under this agreement, and we are subject to further license and milestone payments. In addition, we will be required to pay royalties based on our net sales of our HCV vaccine upon its commercialization.

VaccGen International LLC. We acquired our JEV vaccine development project from VaccGen International LLC in April 2003. Under the terms of several agreements, we obtained an exclusive worldwide sublicense and certain documents and materials, which allow us to further develop our JEV vaccine and to market it worldwide, with the exception of Korea and the Caribbean, after successful completion of the development process and regulatory approval. VaccGen International LLC will receive from us milestone payments and royalty payments based on product sales. In 2003, we made upfront payments of €1.2 million to VaccGen International LLC under these agreements. In addition, in 2005 we made milestone payments of €1.5 million.

Novartis Vaccines and Diagnostics GmbH & Co, KG In November 2005, our now fully owned subsidiary Pelias Biomedizische Entwicklungs AG obtained a license from NovartisVaccines and Diagnostics GmbH & Co. KG to develop and commercialize vaccines against infection with Pseudomonas aeruginosa. Novartis has received a payment of €500.000 from Pelias in connection with the transfer of certain assets related to the Pseudomonas vaccine project and Novartis is entitle to receive further milestone payments and roylties on net sales of the vaccine.

Centers for Desease Control, or CDC. In June 2007 we have entered into a patent license agreement with the Centers for Desease Control, or CDC, an agency of the United States Public Health Service, or PHS, within the Department of Health and Human Services. Under the terms of the agreement we have been granted an exclusive license to certain patents covering Streptococcus pneumoniae antigens. We have made an upfront license payment of $200,000 and we are obliged to make royalty payments on future net sales as well as annual minimum royalty payments of $25,000 until product launch and $50,000 thereafter.

Biovertis Spin-off

Our AIP technology also has the potential to facilitate the discovery of new targets for small molecule antibacterial drugs. In order to remain focused on vaccines and antibodies development, we founded Biovertis—Information Driven Drug Design AG, or Biovertis, in September 2003. The mission of Biovertis is to develop novel antibiotics using an integrated approach, which combines our AIP technology with nuclear magnetic resonance and biological and chemical data collection technologies. We own 10.4 percent of the capital stock of Biovertis.

Pursuant to a licensing agreement involving our AIP technology and a capital asset purchase agreement regarding certain know-how and materials, we have entirely transferred our antibacterial drug development project to Biovertis amd in turn we are entitled to royalty payments on future sales of Biovertis products and sublicensing fees, to which we are entitled under our license agreement with Biovertis. However, Biovertis has closed down the mayor part of its operations in the second half of 2006 due to difficulties to find further venture caoital financing, and we therefore not obtaint positive future cash flow from Biovertis. See "Certain Relationships and Related Party Transactions" for more detailed information regarding our contractual relationships with Biovertis.

Pelias Acquisition

Together with partners including Chiron Corporation, now Novartis, Parteurop, BioAlliance and Kapital & Wert Group, we founded Pelias AG at the end of 2005 as a new biotech startup in order to maximize the value and output of our validated AIP technology to discover new vaccine candidates. Pelias has subsequently inlicensed a clinical stage Pseudomonas vaccine candidate from Chiron Corporation, now Novartis. See "Certain Relationships and Related Party Transactions" for more detailed information regarding our contractual relationships with Pelias AG before the full acquisition.

In January 2007, we acquired essentially all of the shares outstanding of Pelias that we did not already own, in exchange for 349,815 new Intercell shares. In June 2007 we acquired one share, which was held by ATI Vermögenstreuhandgesellschaft m.b.H. and now own 100 percent of the outstanding share capital of Pelias. In June 2007 we signed a merger contract, which was approved by the general meeting of shareholders of Pelias in August 2007 and which will become effective in September 2007, subject to the approval by our supervisory board or – if requested by shareholders representing at least 5 percent of our share capital – by our general meeting of shareholders.

Manufacturing

In March 2004, we acquired a 30,000 square foot multi-purpose biologics manufacturing facility in Livingston, United Kingdom, that was formerly owned by Excell Biotech Ltd. We have successfully used this facility to produce the phase III clinical trial materials for our JEV vaccine and plan to use it for commercial production for our JEV vaccine after launch in the United States and in the European Union in 2008. We estimate that the facility has sufficient capacity to meet the first few years of expected market demand after product launch.

Our manufacturing facility enables us to integrate the manufacture of our JEV vaccine into our value chain, which we believe allows us to realize significant competitive advantages. Our manufacturing facility provides sufficient expansion possibilities to increase current manufacturing capacities, if market demand exceeds our current estimates. We also believe that our manufacturing facility will be a significant factor in maintaining complete control over the manufacture of many of our new product candidates, helping us manage development timelines and production costs.

We also intend to use the existing facility, after possible modifications, for our bacterial vaccine product pipeline resulting from our AIP technology. Our manufacturing facility was designed to produce clinical materials in accordance with GMP, which refer to principles and specifications of good manufacturing processes with which manufacturers must comply, and current international standards for biologics product manufacturing. The facility has been successfully inspected by the UK Medicines and Healthcare products Regulatory Agency, or MHRA. A large number of key staff working at the facility are experienced with FDA-approved facilities, and we are currently preparing for a pre-approval inspection by the FDA in connection with the registration of our JEV vaccine.

We rely on certain third parties to manufacture our Pseudomonas and HCV vaccines and IC31® immunizer and to fill and package all of our vaccines. Our manufacturing partners are technology leaders in their respective fields, have excellent reputations and work to the highest international GMP standards.

Sales and Marketing

We currently have limited sales and marketing capabilities but have established a highly-focused, key-customer-based sales and marketing infrastructure to market our AIP and VIP technologies.

We have established a strategic partnership with Novartis, to leverage Novartis abilities to commercialize our future products and we have established further collaborations with leading vaccine companies to commercialze certain of our vaccines.

Initially, we intend to market and sell our most advanced product candidate, the JEV vaccine, which is closest to market introduction, directly to the armed forces and military personnel. In the context of the U.S. Army's efforts to secure mid- and long-term JEV vaccine supplies for its troops, and at the U.S. Army's invitation, we have presented the development status and future plans for our JEV vaccine to the U.S. Army. In addition, we have entered into a marketing and distribution agreement for the market for travelers with Novartis in the United States, Europe and certain other territories. In addition, we have partnered with CSL Ltd. in Australia, New Zealand, Papua New Guinea and certain Pacific islands and with Biological E. in India, Nepal, Bhutan and Pakistan for the Asian endemic market.

Intellectual Property

We rely on a combination of patent, trademark and trade secret laws, in addition to confidentiality and inventions assignment agreements and licensing agreements, to establish and protect our intellectual property and proprietary information rights. We actively seek, whenever possible, patent protection for our intellectual property in Europe, the United States and other jurisdictions. In addition to using external advisors, we have dedicated internal resources to managing and monitoring our intellectual property and proprietary information rights.

The following factors are important to our success:

• receiving patent protection for our product candidates;

• not infringing the intellectual property rights of others;

• preventing others from infringing our intellectual property rights; and

• maintaining our patent rights and trade secrets.

We will be able to protect our technologies and the competitiveness of our future products only to the extent that we can obtain valid and enforceable patents, protect our trade secrets and enforce confidentiality and inventions assignment agreements. For more information regarding the risks we face with respect to our intellectual property and proprietary information rights, see "Risk Factors—Our efforts to avoid infringing, or to defend ourselves against any claims of infringement of, the intellectual property rights of third parties may be costly and, if unsuccessful, may result in limited or prohibited commercialization of our product candidates or licensing of our technologies, subject us to royalties or other fees, or force us to redesign our product candidates," and "Risk Factors—If our efforts to protect our proprietary and intellectual property rights are not sufficient, our competitors may use our technologies to create competing products, erode our competitive advantage and capture all or a part of our expected market share."

Patents

As of July 31, 2007, we had 45 patent families under our full control. In addition, we are party to licensing agreements, which grant us rights under third-party patents or patent families. All of these patents are on file, or pending through a Patent Cooperation Treaty, or PCT, application with the United States Patent Office and the European Patent Office, or EPO.

We actively manage our patent portfolio from a very early stage of an invention. For all patentable inventions, a patent application is drafted and filed as a priority application with either the EPO or the Austrian Patent Office. We review our patent portfolio every year and decide whether to maintain or withdraw our patent applications based on the importance of a patent application for our strategy and the patentability of the underlying intellectual property.

The following is a summary of the intellectual property for our key product candidates and core technologies with respect to our patents and patent applications.

JEV vaccine. Our JEV vaccine was developed by Cheil Jedang Corporation, VaccGen International LLC and the Walter Reed Army Institute of Research. Under an exclusive sublicense agreement, and based on its rights under licensing arrangements with Cheil Jedang Corporation and the Walter Reed Army Institute of Research, VaccGen International LLC has granted us the right to develop, manufacture, distribute, market and otherwise commercially exploit our JEV vaccine worldwide, except for Korea and the Caribbean.

We have entered into a license agreement with sanofi pasteur S.A. under which we obtained a non-exclusive worldwide license for certain intellectual property rights related to our JEV vaccine. We have not detected any additional patent applications or enforceable patent rights of third parties that would interfere with the development and commercialization of our JEV vaccine in Europe or the United States.

Pseudomonas vaccine. Our Pseudomonas vaccine was developed by Chiron Corporation, now Novartis. Under an exclusive license agreement, Novartis has granted us the right to develop, and commercialize our Pseudomonas vaccine worldwide.

HCV vaccine. Novartis has claimed to be the first to discover the sequence of HCV and, therefore, its patent position in the United States is predominant. Within the scope of our strategic alliance with Novartis, we have agreed on a co-development, combining both parties' therapeutic HVC approaches. Through this partnership, we have secured access to Novartis HCV patent portfolio. One family of patents that is significantly relevant to an HCV IC41 peptide belongs to the NIH, while another relevant to a different HCV IC41 peptide belongs to Immusystems. We have negotiated and signed a license agreement with the NIH and Immusystems, respectively, which allows us to develop and commercialize these specific peptides for our HCV vaccine.

A patent held by The Scripps Research Institute that was under opposition and appeal proceedings for a number of years contains a claim that is relevant to one of the peptides contained in our HCV IC41 vaccine. However, we believe that this claim is not novel and thus non-enforceable.

We have also filed an opposition against a European patent of Innogenetics N.V. relating to a number of HCV peptides. The Opposition Division of the European Patent Office has completely revoked this patent. Innogenetics N.V. has filed an appeal to this decision. In July 2007, a final decision has been issued by the Board of Appeal to revoke this patent.

We have not detected additional patent applications or enforceable patent rights of third parties, which would interfere with the development and commercialization of our HCV IC41 vaccine in Europe.

Immunizers. Boehringer Ingelheim holds a patent that includes the Poly-L-Arginine immunizer technology, which is regionalized and nationalized in many countries, including the countries under the jurisdictions of the EPO member states, the United States, Japan, Australia, Canada and Mexico. Under an exclusive license agreement with Boehringer Ingelheim, we have the rights to use and improve this technology, to develop and obtain regulatory approval for products being made using this technology and to manufacture, distribute, use, promote, market, offer for sale and sell products such as our JEV vaccine. An opposition against the European counterpart of Boehringer Ingelheim's Transvax patent, licensed to Intercell AG, was filed by Innogenetics N.V. in July 2005. A response was filed by Boehringer Ingelheim. For indications such as HCV, we have a semi-exclusive license with Boehringer Ingelheim, allowing Boehringer Ingelheim to retain the rights to develop and commercialize products utilizing the Poly-L-Arginine immunizer technology. In addition, Boehringer Ingelheim has retained a right of first refusal for improved Poly-L-Arginine for a number of cancer indications. Our IC31® technologies have been well protected by a number of Intercell proprietary patents and patent applications. A number of principle patents covering the use of our IC31® technology have already been granted in Europe.

Antigen identifications. A patent covering our AIP technology has been granted, and we have filed patent applications for large numbers of antigen sequences that we have identified using our AIP technology. These applications include claims to the antigens, to vaccines containing one or more of the antigens and to the use of the antigens for vaccination. Broad patent applications such as these potentially face a significant number of lack-of-unity objections, in particular because they contain more than one invention. We regard these patent applications as a "bundle of options" from which suitable candidates for patentability may be pursued through divisional patent applications. In order to maintain this bundle of options, we intend to maintain the active status of these patent applications.

Trade secrets, confidentiality and inventions assignment agreements

Our core technologies and many of our product candidate development projects depend upon the knowledge, experience and skills of our scientific and technical personnel. To protect rights to our trade secrets, proprietary know-how and technology, we generally require all employees, contractors, advisors and collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information. Agreements with employees and consultants also require disclosure and assignment to us of ideas, developments, discoveries and inventions.

Competition

We compete in the highly competitive segment of the pharmaceutical market that researches, develops and commercializes prophylactic and therapeutic vaccines against infectious diseases. We compete with companies that have similar or other technologies, and other products or forms of treatments for the diseases that we are targeting. We may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in the areas of our core technologies or obtain regulatory approval for alternative technologies or commercial products earlier than we or our licensees do. For example, Novartis has developed a technology called "Reverse Vaccinology," which uses bioinformatics to identify new bacterial vaccine antigens and competes with our bacterial AIP technology. Other companies are developing products to address the same diseases and conditions that we and our licensees target and may have or develop products that are more effective than those based on our technologies. We also compete with our licensees in developing new products.

Five large companies hold the majority share of the worldwide vaccine market: Merck & Co., Inc., GlaxoSmithKline plc, Wyeth, sanofi pasteur S.A. and Novartis. Sanofi pasteur S.A. has a strategic marketing and sales alliance with Merck & Co., Inc. in Europe. All of these companies have substantial research and development expenditures. Additionally, there are a number of biotechnology companies involved in research efforts, primarily involving a limited range of vaccines.

With respect to our lead product candidate for JEV, at present, the only JEV vaccine commercially available in the United States and Europe is a mouse brain-derived inactivated vaccine. Sanofi pasteur S.A. and Berna Biotech AG, now Crucell N.V., are the distributors of this type of JEV vaccine. Another product candidate based on a recombinant live Yellow Fever virus is currently being developed by Acambis plc in phase III clinical trials in Australia.

Currently, there is no Pseudomonas vaccine available on the market, and only very few preventative products are currently under development. We believe that our Pseudomonas vaccine candidate is the most advanced clinical approach and we expect it to be the first vaccine on the market against Pseudomonas infection.

Several large pharmaceutical companies conduct research and development related to HCV but with different areas of focus to our product candidate. One of our competitors in this area, Novartis holds a significant number of patents related to the HCV genome, which may limit our ability to commercialize our HCV vaccine. Novartis recently announced a new collaboration agreement with CSL Limited, an Australian-based pharmaceutical company, to develop a therapeutic HCV vaccine that is currently in phase I clinical trials. Innogenetics N.V. is also developing a therapeutic HCV vaccine in phase II clinical trials. To date, none of these trials have produced transient hepatitis C-RNA responses such as those observed in connection with our HCV vaccine. There are a few companies, such as Boehringer Ingelheim, Idenix Pharmaceuticals, Inc., Idun Pharmaceuticals, Inc., Vertex Pharmaceuticals and Coley Pharmaceutical Group, Inc., that are developing small molecules in phase I and II clinical trials that show transient effects of hepatitis C-RNA levels.

At least seven companies market Influenza vaccines in the U.S. and/or Europe. Most sell whole cell or split vaccines, while some also have subunit vaccines on the market. Companies marketing Influenza vaccine products include our strategic partner Novartis, as well as GlaxoSmithKline, or GSK, MedImmune, sanofi aventis, Solvay and Crucell. Several companies are developing cell culture-based vaccines and vaccines against avian flu. GSK is developing an adjuvanted Influenza vaccine for use in elderly people, designed to induce T-cell responses and to enhance protection against drift flu strains.

Our competitors are also developing products that may compete with the other product candidates we currently have under development. For example, GlaxoSmithKline plc is currently developing new prophylactic S. pneumoniae vaccines based on recombinant antigens in phase I clinical trials, ID Biomedical Corporation, now GlaxoSmithKline plc, announced broad immune responses resulting from its phase I and II clinical trials of its GAS vaccine and is expected to conduct further clinical trials, and Berna Biotech AG, now Crucell N.V., and Microscience Ltd. have made recent vaccine developments in the area of travelers' diarrhea. We believe our technology and our novel approaches to these targets, which include our approach to delivering recombinant antigens that are highly conserved in all subtypes of S. pneumoniae, deriving novel protective antigens from our own technology in the GAS area and our approach to producing a cross-protective vaccine against different bacteria in the area of travelers' diarrhea give us significant advantages in these areas.

In addition, only a few vaccine and biotech companies are currently developing adjuvants, or immunizers. The only adjuvant that has been approved since alum, or aluminum salts, is MF59, which was introduced to the market in 2000. Other adjuvants that are currently under development are, for example, CpG by Coley Pharmaceuticals, Inc., ISCOMS by CSL Limited, and MPL,or AS04 by Corixa Corporation, now GlaxoSmithKline plc, each of which is being tested in clinical trials with different vaccine products. Based on our preclinical testing, we believe our IC31® immunizer has a significantly stronger potency in inducing T-cell responses as compared to MF59 and that our IC31® immunizer will prove to have significantly superior potency in inducing T-cell responses when compared to the other adjuvants currently under development.

Legal Proceedings

During the past 12 months we have not been, and are not currently, subject to any material legal proceedings.

Facilities

We lease 2,600 square meters of laboratory and office space at Campus Vienna Biocenter 6, Vienna, Austria and 1,150 square meters of office space at Campus Vienna Biocenter 2, Vienna, Austria. The annual rent for our laboratory and office space amounts to €895,000. In addition, we have entered into a long term lease agreement for laboratory and office space in a new building which is currently under construction at Campus Vienna Biocenter and which will become operational in mid 2008.

In addition, we own a 30,000 square foot manufacturing facility in Livingston, United Kingdom.

Employees

As of June 30, 2007, we employed 229 personnel, of whom 158 were engaged in research and development activities and 71 were engaged in selling, general and administrative activities not associated with research and development activities. Of the personnel engaged in research and development, 53 were staff scientists, 51 were technicians and lab assistants, 41 were supporting staff and 13 were diploma and doctoral students.

The statutory Austrian collective bargaining agreement for trade, industry and service (*Rahmenkollektivvertrag für Angestellte im Handwerk und Gewerbe, in der Dienstleistung, in Information und Consulting; January 2004*) applies to our relationships with our employees. This collective bargaining agreement sets uniform minimum standards of employment, for example with regard to minimum salaries, for all employees employed in this sector. However, we have no collective bargaining agreements at the facility level (*Betriebsvereinbarungen*), and we do not have an employees' council (*Betriebsrat*). We have had no labor-related interruptions in our operations and believe that we have good relations with our employees.

MANAGEMENT

As required by the Austrian Stock Corporation Act (*Aktiengesetz*), we have a two-tier board system consisting of a management board (*Vorstand*) and a supervisory board (*Aufsichtsrat*). The two boards are separate, and no individual may serve on both boards simultaneously.

In accordance with applicable Austrian law, our management board is solely responsible for managing our day-to-day business. Our management board also represents us in our dealings with third parties and delegates some of its tasks to employees. Our supervisory board monitors and advises our management board and is responsible for the appointment and removal of members of our management board. In addition, our supervisory board represents us when we enter into transactions with members of our management board. Generally, our supervisory board may not perform management functions or make, or interfere in, management decisions. However, Intercell AG's articles of association (*Satzung*) and the Austrian Stock Corporation Act require our management board to obtain prior approval from our supervisory board in connection with certain transactions, and our supervisory board is entitled to subject additional transactions or management board decisions to its prior approval.

The members of our management and supervisory boards are required to exercise their duties with the diligence of a prudent business person. To comply with this standard of care, members of our management and supervisory boards must take into account a broad range of considerations, in particular the interests of Intercell AG, while also taking into account the interests of our shareholders, employees and the public.

Management Board

As required by Austrian law, the members of our management board are appointed for renewable terms of up to a maximum of five years by our supervisory board. The length of a term in office of a member of our management board is determined when the member is appointed and may end prior to the expiration of the term in office if the member resigns or the member's appointment is revoked. The appointment of a member of our management board may be revoked through a supervisory board resolution only for good cause, such as a gross breach of duty or a withdrawal of confidence by the general meeting of shareholders.

Under section 5.1 of Intercell AG's articles of association, our management board must have at least one but not more than five members. Our supervisory board determines the number of members of our management board. Currently, our management board consists of three members and passes its resolutions by a simple majority of votes cast. In the event of a voting deadlock, the chairman casts the deciding vote.

Our management board must, as required by Austrian corporate law, regularly report to our supervisory board on our business activities, including on an annual basis with regard to fundamental issues that affect our future business policy and on a quarterly basis with regard to our financial position and the course of our business. In important circumstances, in particular in situations where our profitability or liquidity could be substantially affected, our management board is required to prepare a special report. Our supervisory board may also request additional reports from our management board at any time with respect to any of our business affairs. Our supervisory board establishes the rules of procedure (*Geschäftsordnung*) for our management board.

We are represented by (i) two members of our management board acting jointly, or (ii) one member of our management board acting jointly with a company officer that has a statutory commercial power of attorney (*Prokurist*). Dr. Reinhard Kandera is currently the only officer with a statutory commercial power of attorney.

The following persons are members of our management board:

Name	Date of birth	Position	Appointment end date
Dr. Gerd Zettlmeissl	October 1, 1955	Chief Executive Officer	October 31, 2008
Dr. Alexander von Gabain	April 12, 1950	Chief Scientific Officer	October 31, 2008
Dr. Werner Lanthaler	September 2, 1968	Chief Financial Officer	October 31, 2008

The members of our management board may be contacted at our business address.

Dr. Gerd Zettlmeissl has been our Chief Executive Officer since November 2005, prior to which he was our Chief Operating Officer, a position he held since October 2001. He is also member of of the management board of our fully owned subsidiary Pelias Biomedizinische Entwicklungs AG and director of Pelias Botechnologies GmbH as well as Pelias Beteiligungs GmbH.Dr. Zettlmeissl holds a doctorate from the University of Regensburg. Previously he served as the Chief Executive Officer and Managing Director of Chiron Behring GmbH & Co KG, the fully integrated German vaccine subsidiary of Novartis International AG.

Dr. Alexander von Gabain is one of our co-founders and served as our Chief Executive Officer from our inception in January 1998 until October 2005. Since November 2005, he has served as our Chief Scientific Officer. He is also chairman of the supervisory board of our fully owned subsidiary Pelias Biomedizinische Entwicklungs AG. Dr. von Gabain holds a doctorate from the University of Heidelberg. He is currently chairman of the supervisory board of Biovertis—Information Driven Drug Design AG and chairman of the supervisory board of our fully owned subsidiary Pelias Biomedizinische Entwicklungs AG and INiTS Universitäres Gründerservice Wien GmbH. Within the previous five years, Dr. von Gabain served as Chairman of the Department of Microbiology and Genetics at the Vienna Biocenter/Research Institute of Molecular Pathology, or IMP, research campus and as foreign adjunct professor at the Karolinska Institute, Stockholm, Sweden.

Dr. Werner Lanthaler is our Chief Financial Officer, a position he has held since September 2001. He is also chairman of the supervisory board of our fully owned subsidiary Pelias Biomedizinische Entwicklungs AG. Dr. Lanthaler holds a doctorate from the Vienna University of Economics and Business Administration and a masters degree in public administration and a masters degree in business administration from Harvard University. Dr. Lanthaler is currently member of the Board of Directors of BioXell S.p.A. Previously he was head of marketing and communications at the Federation of Austrian Industry and, prior to that, a senior management consultant at McKinsey & Company International.

We have entered into a contractual arrangement with each of the members of our management board entitling them to a payment under certain conditions in case their employment contracts (*Vorstandsverträge*) are not renewed for reasons that are solely our responsibility. As of December 31, 2006, contingent liabilities under these contractual arrangements amounted to €1.2 million.

Management board pension, retirement and similar benefits

As of December 31, 2006, we have not incurred or accrued any amounts for pension, retirement and similar benefits for our management board.

Supervisory Board

Under Intercell AG's articles of association and in accordance with the Austrian Stock Corporation Act, our supervisory board, which is a mandatory corporate board under Austrian law, must have at least three but not more than nine members, each of which is elected by the general meeting of shareholders. Our supervisory board currently has eight members.

The Austrian Labor Constitutional Act (*Arbeitsverfassungsgesetz*) provides that the employees of any company with five or more employees are entitled to establish an employees' council (*Betriebsrat*). If a company's employees form an employees' council, the employees' council may appoint one council member to the company's supervisory board for every two members of the supervisory board elected by the company's annual general meeting of shareholders. In addition, if an uneven number of members of the supervisory board are elected, an additional member of the employees' council may be appointed to the supervisory board. Our employees have not formed an employees' council and, therefore, no member of our supervisory board has been appointed by an employees' council. Nonetheless, if our employees were to form an employees' council, the employees' council would be entitled to appoint additional members to our supervisory board as described above.

Members of an employees' council who are appointed to serve on a supervisory board have substantially the same rights and obligations as the other members of the supervisory board. If an employees' council were to fail to fill some or all of its allotted seats on the supervisory board, those seats would remain vacant. In addition, only an employees' council may remove the members of the supervisory board that it appoints. If a member of a supervisory board who has been appointed by the employees' council ceases, for any reason, to be a member of the employees' council, he or she would simultaneously also lose his or her position on the supervisory board.

The members of our supervisory board are generally elected for a fixed, renewable term of up to a maximum of approximately five years. In accordance with Austrian law and our articles of association, unless elected for a shorter term, the term of each member of our supervisory board expires at the end of the general meeting of shareholders that resolves on the member's discharge during the fourth financial year following the financial year in which the member was elected, not counting the business year in which the member was elected. Members of our supervisory board may be re-elected. The appointment of any member of our supervisory board may be revoked at any time by the general meeting of shareholders with a simple majority of the votes cast.

In accordance with section 8.6 of Intercell AG's articles of association, our supervisory board has adopted its own rules of procedure. Unless otherwise provided by law, our supervisory board's rules of procedure require our supervisory board to pass resolutions by a simple majority of votes cast. When a voting deadlock occurs, our supervisory board's chairman at the time of the meeting casts the deciding vote. As of the date of this Prospectus, our supervisory board has formed three supervisory board committees: (i) an audit committee, the current members of which are James Sulat, Dr. David Ebsworth and Mustapha Leavenworth Bakali, with James Sulat serving as the financial expert, that is responsible for reviewing our annual financial statements in preparation of our supervisory board's approval of our financial statements, (ii) a compensation, nomination and corporate governance committee, the current members of which are Dr. Ernst Afting, Michel Gréco and Dr. David Ebsworth, that is responsible for reviewing and making administrative decisions relating to our management board, in particular with regard to our management board's compensation, and (iii) a strategy committee, the current members of which are Michel Gréco and Dr. David Ebsworth, that is responsible for reviewing and making important strategic decisions with our management board and, where necessary, consulting with external experts with regard to strategic decisions. Our supervisory board meets at least four times a year, once in each quarter, and its main functions are to:

- monitor and advise the management of our company;
- appoint and remove the members of our management board; and
- approve matters that are or have been made subject to our supervisory board's approval under Austrian law or the articles of association.

The following persons are members of our supervisory board:

Name	Date of birth	Position	Appointment Expires(*)
Michel Gréco	October 3, 1943	Chairman	2008
Dr. Ernst Afting	August 9, 1942	Vice-chairman	2008
Dr. David Ebsworth	July 24, 1954	Member	2008
James Sulat	July 22, 1950	Member	2008
Mustapha Leavenworth Bakali	November 30, 1961	Member	2008
Hans Wigzell	October 28, 1938	Member	2012

(*) The appointment of each member of our supervisory board expires on the day after our general meeting of shareholders in the year indicated.

The members of our supervisory board may be contacted at our business address

Michel Gréco is the chairman of our supervisory board and has been a member of our supervisory board since September 2003. Mr. Gréco holds a masters degree in business administration from the University of Western Ontario. Within the previous five years, Mr. Gréco was the Deputy Chief Executive Officer and a member of the board of Aventis Pasteur S.A., now sanofi pasteur S.A., and a member of the board of Powderject Ltd., Flamel Technologies, Inc., ID Biomedical Corporation, the WHO's Initiative for Vaccine Research and DrugAbuse Sciences S.A.S.

He is currently active as a member of the boards of directors of VaxGen, Inc., Argos Therapeutics, Inc., Immutep S.A., Vivalis S.A., Texcell S.A and chairman of the board of directors of Glycovaxyn AG. He is also currently a a board member of the Global Tuberculosis Vaccines Foundation, the International Aids Vaccines Initiative and the International Vaccine Institute.

Dr. Ernst Afting is the vice-chairman of our supervisory board and has been a member of our supervisory board since February 1999. Dr. Afting holds a doctorate in medicine and a doctorate in chemistry from the University of Freiburg. Dr. Afting is a former head of the International Pharmaceuticals Division of Hoechst AG group. Within the past five years, Dr. Afting served as President and Chief Executive Officer of the National Research Center for Environment and Health in Munich, Germany, a German government-funded research center, as member of the supervisory boards of MediGene AG, EpiCept Corp. and Titan Pharmaceuticals, Inc.

Dr. Afting is also currently active as a member of the supervisory boards of Ascenion GmbH, Enanta Pharmaceuticals, Inc., Sequenom, Inc. and Suppremol and as the Chairman of the supervisory board of BioM AG.

Dr. David Ebsworth has been a member of our supervisory board since December 2003. Dr. Ebsworth holds a doctorate from the University of Surrey. Mr. Ebsworth is a former president and general manager of the pharmaceutical business group of Bayer AG. Within the previous five years, Dr. Ebsworth was the Chief Executive Officer and a member of the board of Oxford GlycoSciences plc, and a member of the board of Novuspharma S.p.A. and Betapharm GmbH.

He is a consultant to Nomura International plc and is also currently active as chairman of the board of A&D Pharma Holdings N.V. and as a board member of CuraGen Corporation, SkyePharma plc, Wilex AG, Curacyte AG, Xention Discovery Ltd. and Renovo plc .

James Sulat has been a member of our supervisory board since December 2004. Mr. Sulat holds a masters degree in business administration and a masters degree in health sciences from Stanford University. Within the previous five years, he was senior executive vice president of R.R. Donnelley & Sons Company, Chief Financial Officer of Chiron Corporation and member of the board of Ariat International, Inc.

Mr. Sulat is currently active as the president, member of the board and Chief Executive Officer of Memory Pharmaceuticals Corp. He is also currently a member of the board of directors of Maxygen, Inc.

Mustapha Leavenworth Bakali has been a member of our supervisory board since May 2006. Mr. Bakali holds a masters degree in management from the University of London. Within the previous five years, Mr. Bakali was the Chief Operating Officer of ID Biomedical Corporation, the Chief Operating Officer, Chief Executive Designate and a member of the boards of directors of PowderJet Pharmaceuticals plc, the Director of Worldwide Sales and Marketing of Chiron Corporation's Vaccines Division and member of the supervisory board of Napo Pharmaceutical Inc.

He is currently active as a member of the supervisory boards of Osisco Inc., King Alfred School, Phoqus Group and a director of Lumiu Ltd. and LeapFrog Investments LLP.

Hans Wigzell has been a member of our supervisory board since May 2006. Mr. Wigzell holds a doctorate in medicine and a doctorate in science from the Karolinska Institute. Mr. Wigzell is currently active as the Chief Scientific Advisor to the Swedish Government, a member of the Nobel Committee, a board member of the Karolinska University Hospital, chairman of the board of Karolinska Holding AB, Karolinska Innovations AB, Karolinska Development I adn IIAB, co-chairman of Karolinska Investment Fund, and a member of the boards of Raysearch AB, Biovitrum AB, Diamyd AB and Probi AB.

There are no service contracts between any of our supervisory board members and Intercell AG or any of our subsidiaries.

Supervisory board pension, retirement and similar benefits

As of December 31, 2006, we have not incurred or accrued any amounts for pension, retirement and similar benefits for our supervisory board.

Conduct and Conflicts of Interest

During the five-year period prior to the date of this Prospectus, no member of our management board or supervisory board has been:

- convicted in relation to any fraudulent offences;
- associated with bankruptcies, receiverships or liquidations of any companies of which they are or have been a member of an administrative, management or supervisory board or any partnerships of which they are or have been a partner;
- officially and publicly incriminated and/or sanctioned by statutory or regulatory authorities (including designated professional associations); or
- disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer of securities or from participating in the management or conduct of the affairs of an issuer of securities.

No potential conflict of interest exists between the duties of each member of our management or supervisory boards to Intercell

AG and their respective private duties and/or other duties. There are no family relationships between members of our management board and members of our supervisory board.

Scientific Advisory Board

We have established an informal scientific advisory board, which has no legal rights or obligations delegated to it, and is not a mandatory corporate board under Austrian law. Our scientific advisory board advises us on many scientific issues, such as research and publications, and is composed of renowned international scientists. All members of our scientific advisory board have been members since 2005, except for Staffan Normak, who has been a member since 1998, and Dr. Hubert Blum, who has been a member since 2001. The following persons are members of our scientific advisory board:

Dr. Rafi Ahmed received his Ph.D. in microbiology from Harvard University. He holds the title of Georgia Research Alliance Scholar in Vaccine Research and is a Professor of Microbiology and Immunology at the Emory University School of Medicine. Before joining Emory in 1995, he was a Professor in the Department of Microbiology and Immunology at the University of California, Los Angeles, School of Medicine.

Dr. Hubert Blum holds a doctorate from the University of Freiburg. He is professor of medicine and Chairman of the Department of Medicine II (Hepatology, Gastroenterology, Endocrinology, Infectious Diseases) at the University Hospital of Freiburg. Previously, he was the Director of Medicine at the University Hospital of Zurich. Dr. Blum did his postgraduate training in biochemistry and molecular virology at the University of Washington in Seattle, the University of California in San Francisco and the Massachusetts General Hospital, Harvard Medical School, in Boston. His major scientific interests are chronic viral infections, especially hepatitis B, HCV and liver cancer.

Dr. Stanley N. Cohen received his doctorate from the University of Pennsylvania and is a former Chair of the Department of Genetics at Stanford University. In 1973, Dr. Cohen and his colleague, Dr. Herbert W. Boyer, revolutionized the disciplines of biology and chemistry with their discovery of methods to transplant and clone genes and are the inventors of basic patents underlying the field of genetic engineering. Among Dr. Cohen's awards are the National Medal of Science, the National Medal of Technology, the Lasker Award for Basic Medical Research, the Wolf Prize in Medicine, the Lemelson-MIT Prize, the Albany Medical Center Prize in Medicine and Biomedical Research, and the Shaw Prize in Life Science and Medicine. He is a member of the U.S. National Academy of Sciences and the National Inventors Hall of Fame.

Dr. Franz Xaver Heinz holds a doctorate from the University of Vienna. Since 1999 he is full professor of virology, and since 2004, the director of the Institute of Virology at the Medical University of Vienna. Previously, he was chairman of the WHO steering committee for the development of dengue and JEV vaccines and is currently vice-president of the international Virological Society for the area encompassing Germany, Switzerland and Austria.

Dr. Stefan H.E. Kaufmann holds a PhD from the Johannes Gutenberg University of Mainz. He is a founding director of the Max Planck Institute of Infection Biology in Berlin, where he directs the Department of Immunology. He is also honorary professor at the Charité, Berlin, and member of the Berlin Brandenburg Academy of Sciences and the German Academy of Natural Sciences, Leopoldina. Previously, he was chairman of the Department of Immunology at the University of Ulm in Germany.

Dr. Staffan Normark holds a doctorate from Ume degreesaUniversity in Sweden. He is a professor of Microbiology at the MTC Center of the Karolinska Institute in Stockholm, Sweden, a member of the Nobel Prize Committee for Medicine and the chairman of the Swedish Strategic Research Fund. Previously, he was chairman of the Department for Microbiology at Washington University, St. Louis, Missouri, in the United States.

Dr. Hans Wigzell graduated from the Karolinska Institute, Stockholm, in 1967. He has been professor of Immunology at the Karolinska Institute since 1982 and the Chief Scientific Advisor to the Swedish government since 1999. Dr. Wigzell is also member of several Swedish and international academies. He was president of the Karolinska Institute from 1990 to 1993 and chairman of the Nobel Committee for Physiology for Medicine.

Subsidiaries

Dr. Thomas Lingelbach is the Managing Director of Intercell Biomedical Ltd., Livingston, Scotland and assumes overall responsibility of the group's industrial operations as Chief Operating Officer. Previously, he served as Vice President Industrial Operations in Chiron Vaccines' Executive Committee as well as Managing Director of Chiron Behring GmbH & Co KG, now the fully integrated German vaccine subsidiary of Novartis International AG.

Dr. Reinhard Kandera is the Finance Director of Intercell Biomedical Ltd., Livingston, Scotland, in addition to his other duties as the head of finance and investor relations of our group. He is also a member of of the management board of our fully owned subsidiary Pelias Biomedizinische Entwicklungs AG and director of Pelias Botechnologies GmbH as well as Pelias Beteiligungs GmbH.

Paul Wilson is a member of VaccGen International LLC. In April 2004, he became the director and president of Intercell USA, Inc., Moorsville, North Carolina. He is responsible for strengthening our U.S. network, supporting us in establishing further in- and out-licensing arrangements and seeking public funding opportunities in the United States. The other directors of Intercell USA Inc. are Alexander von Gabain and Gerd Zettlmeissl.

Director Compensation

Management board. Compensation for the members of our management board is stipulated in their respective employment contracts. For the year ended December 31, 2006, the aggregate compensation we paid to the members of our management board amounted to €3.2 million, including bonus payments paid to members of our management board under our bonus system and fair value of share based payments made to members f our management board under our Employee Stock Option Programs. For a description of the shares held by the members of our management board and the stock option plan, see "—Participation of Members of Our Management and Supervisory Boards in Intercell AG and Certain Transactions with Us."

Supervisory board. Pursuant to the Austrian Stock Corporation Act and section 4 of Intercell AG's articles of association, the general meeting of shareholders determines by resolution the compensation of our supervisory board. In addition, the members of our supervisory board are reimbursed for their out-of-pocket expenses. For the year ended December 31, 2006, the aggregate compensation of the members of our supervisory board amounted to €219,000. In addition, our general meetings of shareholders have granted stock options to the members of our supervisory board, see "—Participation of Members of Our Management and Supervisory Boards in Intercell AG and Certain Transactions with Us. "

Participation of Members of Our Management and Supervisory Boards in Intercell AG and Certain Transactions with Us

The following table sets forth, as of August 31, 2007, the number of shares of common stock and stock options beneficially owned, in the aggregate and individually, by persons who were members of our management and supervisory boards as of that date:

Name	Number of shares held	Percentage of total shares outstanding	Number of stock options outstanding	Total number of shares and stock options	Percentage of total shares outstanding(1)
Management Board					
Dr. Gerd Zettlmeissl	229,955	0.57%	215,750	445,705	1.06%
Dr. Alexander von Gabain	392,989	0.97%	216,000	608,989	1.45%
Dr. Werner Lanthaler	234,597	0.58%	222,000	456,597	1.09%
Supervisory Board					
Michael Gréco	—	—		27,500	0.07%
Dr. Ernst Afting	7,474	0.02%	27,500	34,974	0.08%
Dr. David Ebsworth	15,910	0.04%	25,000	40,910	0.10%
James Sulat	—	—	27,500	27,500	0.07%
Mustapha Leavenworth Bakali	—	—	20,000	20,000	0.05%
Hans Wigzell	—	—	20,000	20,000	0.05%
Total	**880,925**	**2.18%**	**801,250**	**1,682,175**	**2.18%**

(1) Assuming that all stock options outstanding were fully exercised as of August 31, 2007.

In 2001, we granted an interest-free loan to Dr. Alexander von Gabain, our Chief Scientific Officer. For a description of this loan, see "Certain Relationships and Related Party Transactions—Loans to Members of Our Management Board."

Employee Participation and Stock Option Plans

We have adopted stock option plans for our employees and members of our management, supervisory and scientific advisory boards. Under our Equity Incentive Plan 2000 (EIP 2000), we granted stock options to employees, members of our supervisory and scientific advisory boards and consultants to subscribe to our shares after our conversion into a stock corporation. Immediately after this conversion on September 29, 2000, we issued 6,910 shares of common stock at €228.80 per share to a trustee for the stock option plan beneficiaries.

In 2001, we adopted our Employee Stock Option Plan 2001 (ESOP 2001). Under the terms and conditions of the ESOP 2001, stock options have been granted to employees and members of our management and supervisory boards in the years 2001 through 2005. In April 2006, we adopted our Employee Stock Option Plan 2006 (ESOP 2006). Under the terms and conditions of the ESOP 2006, stock options have been granted to employees and members of our management and supervisory boards in the year 2006, and we intend to grant additional stock options under the ESOP 2006 in the future.

All stock options bear the right to purchase, upon vesting, a certain number of shares at the strike price fixed at the time of issuance of the stock options or as subsequently amended. In general, stock options vest in four equal portions after the second, third, fourth and fifth year of being granted. Special stock option packages offered to members of our management board and key employees upon hiring or as a special incentive vest after three years. All stock options expire no later than five years after they have been granted. Stock options are not transferable or negotiable, and unvested stock options will lapse without compensation upon termination of the employee's employment.

Our management and supervisory boards jointly determine the strike price of the stock options granted. For the stock options issued in the year 2003, the strike price was fixed at €185 per share. Due to the capital increase out of our own funds approved by our shareholders at a general meeting of shareholders held on June 1, 2004, the number of our shares issued has increased by a factor of 100. In accordance with Austrian law and the terms and conditions of the ESOP 2001, the number of stock options issued also increased by a factor of 100 and the applicable strike price is divided by 100. As a result, the strike price for all stock options outstanding prior to June 1, 2004 is €1.85 per share. Stock options issued in 2004 have a strike price of €2.10 per share. Stock options issued to members of our supervisory board in May 2005 have a strike price of €5.50 per share, and stock options issued to members of our management board and employees in December 2005 have a strike price of €8.50 per share. Stock options issued to the members of our supervisory board by the general meeting of shareholders in May 2006 have a strike price of €10.72 per share and stock options issued to members of our management board and employees in December 2006 have a strike price of €16.85 per share. Stock options issued to the members of our supervisory board by the general meeting of shareholders in June 2007 have a strike price of €23.95 per share

Following our initial public offering in February 2005, we offered to transfer 200 shares of our treasury stock to each of our employees free of charge as an "IPO incentive." Within the scope of this IPO incentive, we have transferred 26,000 shares of common stock to 130 employees, for which we recorded €153,310 in stock compensation expense.

The following table summarizes activities relating to our stock options for the years indicated.

	Year Ended December 31,		
	2006	2005	2004
Stock options outstanding at beginning of year	3,105,300	2,523,200	2,289,100
Number of stock options issued	813,000	730,000	628,800
Number of stock options cancelled	(149,175)	(38,800)	(255,300)
Number of stock options exercised	(1,131,330)	(109,100)	(139,400)
Stock options outstanding at end of year	**2,637,795**	**3,105,300**	**2,523,200**
Stock options vested at end of year	**749,550**	**749,550**	**641,900**
Weighted average exercise price of stock options outstanding (€)	7.98	3.43	1.91

Under Austrian law, stock options may only be issued if the underlying shares of our common stock have been authorized by our shareholders. As of the date hereof, we have 1,654,225 stock options outstanding, of which 7,525 options have vested, and we have 1,489,975 shares of conditional capital and 385,889 shares of our common stock that we hold as treasury stock available upon exercise of these stock options. See "Description of Capital Stock—Conditional Capital Stock."

In addition, according to a resolution of the general meeting of shareholders in May 2006, our management board is authorized, to issue, subject to the approval by our supervisory board, up to 766,500 additional shares of conditional capital for the issuance of new stock options under our stock option plans. See "Description of Capital Stock—Conditional Capital Stock."

Vested stock options may be exercised each year during the annual stock option exercise period, which begins one day after our annual ordinary meeting of shareholders. During the exercise period following the general meeting of shareholders in June 2007, our employees and members of our management and supervisory boards exercised stock options on 959,995 shares of our common stock

Corporate Governance Code

The Austrian Code of Corporate Governance, or the Code, was introduced on October 1, 2002 by the Austrian Working Committee for Corporate Governance with the intent to conform the Austrian rules on corporate governance to international standards. The Code recommends standards of good corporate management common in international business practice and contains (i) mandatory rules and requirements, or L-Rules, some of which can be found under relevant Austrian law, (ii) a set of comply-or-explain rules, or C-Rules, with which listed Austrian stock corporations must comply unless the relevant rules and the reasons for noncompliance have been disclosed, and (iii) recommendations. Successful implementation of the Code depends on self-regulation by companies. The Code was amended in February 2005 to reflect changes in the Austrian Stock Exchange Act and in the Austrian Commercial Code. A further amendment of the Code became effective in January 2006, reflecting the corporate governance recommendations of the European Commission and changes in the Austrian Stock Corporation Act. We must apply the Code, as amended in January 2006, in each financial year commencing on or after January 1, 2006.

On September 9, 2004, the management and supervisory boards resolved to adopt the Code, and on January 31, 2005, the management board voluntarily passed a declaration of compliance with the Code. As of the date of this Prospectus, Intercell complies with all L-Rules and C-Rules of the Code, as amended in January 2006, except for the following explicit limitations:

- Due to the size of our company, a separate staff unit for internal auditing in accordance with Section 18 of the Code will not be established; and

- Due to our limited exposure to market risks, we will not comply with Section 80 of the Code, which requires that our auditors perform a special audit on our risk management systems.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Loans to Members of Our Management Board

In 2001, we granted an interest-free five-year loan to Dr. Alexander von Gabain, our Chief Scientific Officer, in the amount of €247,000. In 2005, the term of the loan was extended until termination of Dr. von Gabain's employment with us. In the event that Dr. von Gabain terminates his employment with us, the outstanding amount under the loan is immediately due and payable.

In 2001, we granted an interest-free five-year loan to Dr. Walter Schmidt, a founding shareholder, in the amount of €247,000. This loan was repaid in full in March 2006.

In 2001, we granted an interest-free loan to Dr. Michael Buschle, our former Chief Technical Officer, in the amount of €247,000. This loan was repaid in full in May 2004. As of 2005, Dr. Buschle is no longer a member of our management board.

Transactions Relating to Our Silent Partnerships

In connection with our former silent partnerships, we paid annual trustee fees to affiliated entities of Kapital & Wert Vermögensverwaltung AG, or Kapital & Wert. See "Description of Capital Stock—Silent Partnerships" for further information about our former silent partnerships. We paid an annual trustee fee of €101,000 in 2004, €50,000 in 2005 and €50,000 in 2006. In 2004 we paid service fees of €125,000 to Kapital & Wert in connection with the conversion of the silent partnership interests into shares. The Chief Executive Officer of Kapital & Wert was a member of our supervisory board until September 2004.

Transactions with Associated Companies

Pelias AG

In 2005, we founded Pelias Biomedizinische Entwicklungs AG, or Pelias AG, together with partners, including Chiron Corporation, now Novartis Vaccines and Diagnostics, Inc., Parteurop, BioAlliance, Kapital & Wert Group, and Pelias AG's founding members of management. As of December 31, 2006 we owned 46.0 percent of the outstanding capital stock of Pelias AG.

In 2005, we entered into a license agreement with Pelias AG and a capital asset purchase agreement with Pelias Biotechnologies GmbH, or Pelias GmbH, under which agreements we provided the Pelias group with access to certain technologies and vaccine candidates that target hospital-acquired infections in exchange for future royalty payments and initial consideration from Pelias GmbH of €0.9 million. In addition, we entered into a service agreement with Pelias GmbH under which we provide certain administrative and scientific services.

In 2005 and 2006 we provided administrative and scientific services to Pelias GmbH and received €131,000 and €951,000, respectively, in fees, which we accounted for as income from transactions with associated companies.

In October 2006, we granted a short-term loan of €800,000 to Pelias, which has been paid back in the first half of 2007.

In January 2007, we acquired essentially all of the shares outstanding of Pelias AG, which we did not already own in exchange for 349,815 new shares of our common stock, see "Business—Pelias Acquisition". From the date of acquisition, Pelias AG and its subsidiaries have been fully consolidated and are no longer considered associated companies.

Biovertis - Information Driven Drug Design AG

From September 2003 until November 2005, we owned 25.0 percent of the capital stock of Biovertis - Information Driven Drug Design AG, or Biovertis, which was accounted for under the equity method as an associated company. We currently own 10.4 percent of the capital stock of Biovertis, which is accounted for as a non-current available-for-sale financial asset.

In September 2003, we founded Biovertis, together with the founding management and employees of Biovertis. Dr. Alexander von Gabain, a member of our management board, serves as the chairman of Biovertis' supervisory board and holds 1.5 percent of the outstanding capital stock of Biovertis. Entities affiliated with Techno Venture Management GmbH, or TVM, one of our shareholders, funded Biovertis in its first round of venture capital financing in July 2004 and second round in November 2005 and holds 64.3 percent of the outstanding capital stock of Biovertis. In December 2004, we made a non-refundable shareholder contribution of €3.5

million to Biovertis. We are party to an investment agreement and a shareholders' agreement with Biovertis and its other shareholders, including TVM and Dr. von Gabain. We have no obligation to, and we do not plan to, make any further investments in or contributions to Biovertis.

In December 2003, we licensed our antigen identification technology to Biovertis for use in the field of small molecule antibacterial drugs. Pursuant to the licensing agreement with Biovertis, we will receive royalty payments from the sales of products and fees from any licensing of the results of the application of our antigen information technology. In August 2004, we entered into a capital asset purchase agreement with BV Biotechnologies GmbH. Under the terms of this agreement, which was amended and restated in November 2004, BV Biotechnologies GmbH paid us €3.7 million for certain know-how and materials in the field of potential antibacterial drug targets.

In 2004 and 2005, we provided administrative and scientific services to Biovertis and received €79,000 and €2,000 in fees, respectively, which we accounted for as income from transactions with associated companies.

In October 2006, we entered into a bridge loan agreement with Biovertis, under which we committed, subject to certain terms and conditions, to provide a loan of € 500 thousand to Biovertis. The loan, if drawn in accordance with the bridge loan agreement and paid out, may subsequently be redeemed or converted in shares of Biovertis' preferred stock.

Novartis AG

Since July 2006, Novartis Vaccines and Diagnostics, Inc. holds 2.4 million shares of our common stock, or currently 6.1 percent of our outstanding share capital. In January 2007 we issued 44,940 shares of our common stock to Novartis Vaccines and Diagnistics GmbH & Co. KG in exchange for 4,200 shares in Pelias, see "Business—Pelias Acquisition". In July 2007, we agreed with Novartis Pharma AG to form a major strategic partnership to accelerate innovation in vaccines development in infectious diseases. For a description of the Strategic Alliance with Novartis Pharma AG, see "Business—Strategic Partnerships and Further Collaborations". Novartis Vaccines and Diagnostics, Inc., Novartis Vaccines and Diagnistics GmbH & Co. KG and Novartis Pharma AG are fully owned subsidiaries of Novartis AG, and collectively referred to as "Novartis" in this Prospectus.

PRINCIPAL SHAREHOLDERS

As of August 31, 2007, the beneficial ownership of our shareholders with respect to our 40,335,818 shares of common stock outstanding, which does not include the 385,889 shares of common stock we hold as treasury stock, was as follows:

- entities affiliated with Novartis AG held 6.1 percent;
- entities affiliated with Temasek Holdings Pte. Ltd., held more than 9.8 percent;
- former silent partners held 4.8 percent;
- members of our management board held 2.2 percent.

Information with regard to the shareholders who hold the remaining shares of common stock, which include employees, former venture capital investors and investors in our initial and secondary public offerings, and representing approximately 77.1 percent of our common stock outstanding is not known to us and cannot be ascertained from public filings. We consider these free float shares.

The following table sets forth information known to us with respect to the principal beneficial ownership of our shares of common stock outstanding as of August 31, 2007 on an actual basis and as adjusted to reflect the sale of 4,800,000 new shares of common stock to Novartis Parma AG[1], and excludes shares of common stock that we hold as treasury stock.

Principal shareholders include:

- each shareholder known by us to own beneficially more than 5 percent of our shares of common stock;
- each member of our management and supervisory boards; and
- all members of our management and supervisory boards, together as a group.

Beneficial ownership generally includes voting and investment power with respect to securities. No shares subject to stock options are included for purposes of calculating the percentage ownership because no stock options are currently exercisable or exercisable within 60 days. Except as set forth in the footnotes to the table below, and subject to applicable laws, the individuals named in the following table have sole voting and investment power with respect to all shares beneficially owned, or deemed to be beneficially owned, by them.

		Percentage of Shares Beneficially Owned in Total	
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned as of August 31, 2007	As of August 31, 2007[1]	As Adjusted for the Offering[2]
5% Shareholders			
Entities affiliated with Novartis AG[3] Lichtstrasse 35, CH-4056, Basel, Switzerland	2,444,940	6.1%	16.1%
Entities affiliated with Temasek Holdings Pte. Ltd. [4] 8 Shenton Way #38-03 Treasury Building Singapore 118258	3,951,000	9.8%	8.8%
Members of the Management Board			
Dr. Gerd Zettlmeissl	229,955	0.6%	0.5%
Dr. Alexander von Gabain	392,989	1.0%	0.9%
Dr. Werner Lanthaler	234,597	0.6%	0.5%
Members of the Supervisory Board			
Dr. Ernst Afting			

[1] Such sale of 4.8 million new shares of our common stock to Novartis is expected to be completed on or about the date of the admission to listing of such shares to the Official Market of the Vienna Stock Exchange.

Meisenweg 21 82152 Krailling, Germany	7,474	0.0%	0.0%
Dr. David Ebsworth Danziger Strasse 17, 51491 Overath, Germany	15,910	0.0%	0.0%
All members of our management and supervisory boards as a group (9 persons)	880.925	2.2%	2.0%

(1) Percentage ownership is based on 40,335,818 shares of common stock outstanding, which does not include the 385,889 shares of common stock we hold as treasury stock, as of August 31, 2007.

(2) Percentage ownership after the subscription of shares by Novartis Pharma AG is based on 4,800,000 new shares of common stock sold to Novartis Pharma AG.

(3) Represents: (a) 2,400,000 shares of common stock held by Novartis Vacines and Diagnostics, Inc.; (b) 44,940 shares of common stock held by Novartis Vaccines and Diagnostics GmbH & Co. KG;.

(4) Represents: 3,200,000 shares of common stock, held by V-Sciences Investments Pte. Ltd., a fund managed by Temasek Holdings Pte. Ltd., which were acquired in our secondary public offering in July 2006. Temasek Holdings Pte. Ltd. have informed us that no shares have since been sold and that until August 31, 2007, additional 751.000 shares have been purchased.

Except as otherwise noted above, the address of each person listed in the table is c/o Intercell AG, Campus Vienna Biocenter 6, 1030 Vienna, Austria.

THE COMPANY

General

We are a stock corporation organized under Austrian law with our registered office in Vienna and our business address at Campus Vienna Biocenter 6, 1030 Vienna, Austria, telephone number: +43 (0) 1 206 20-0. We were founded on December 3, 1997 as Intercell Biomedizinische Forschungs-und Entwicklungs GmbH, which was registered with the commercial register of the Commercial Court Vienna on January 13, 1998 under FN 166438m. On September 28, 2000, our shareholders approved the conversion of Intercell Biomedizinische Forschungs- und Entwicklungs GmbH into a stock corporation, and in October 2000 we were registered in the commercial register as Intercell Biomedizinische Forschungs- und Entwicklungs AG.

In January 1998, Intercell Biomedizinische Forschungs- und Entwicklungs GmbH founded a subsidiary named Intercell Beteiligungs GmbH. Intercell Beteiligungs GmbH subsequently founded a subsidiary in March 1998 named CISTEM Biotechnologies GmbH, which was merged with and into Intercell Beteiligungs GmbH with the effective date *(Stichtag)* September 30, 2002. As a second step, Intercell Beteiligungs GmbH was then merged with and into Intercell Biomedizinische Forschungs- und Entwicklungs AG with the same effective date. In May 2003, Intercell Biomedizinische Forschungs- und Entwicklungs AG's name was changed to Intercell AG. In addition to Intercell AG, we also operate under the name Intercell.

Our financial year ends on December 31. According to Intercell AG's articles of association, notices must be made by publication in the Official Gazette of the Wiener Zeitung *(Amtsblatt zur Wiener Zeitung)*.

Corporate Purpose

Section 3.1 of Intercell AG's articles of association provides that its corporate purpose is the following:

- research and development in the fields of biomedicine and pharmacology;
- commercial exploitation of patents and know-how;
- participation in and lease of enterprises of any kind except for enterprises rendering banking services; and
- trading of goods of all kinds and rendering of services in the areas of automatic data processing and information technology.

In addition, Intercell AG is entitled to enter into all business transactions and to take all measures, except in the field of banking, necessary or appropriate to pursue its corporate purpose, including, without limitation, participation in other enterprises and companies and the establishment of branch offices or subsidiaries in Austria or abroad.

Subsidiaries, Associated Companies and Other

Subsidiaries. We have three wholly-owned subsidiaries: (i) Intercell USA, Inc., a Delaware corporation, (ii) Intercell Biomedical Ltd., a United Kingdom limited company, and Pelias Biomedizinische Entwicklungs AG, a stock corporation organized under Austrian law and with its registered office in Vienna, Austria. Pelias Biomedizinische Entwicklungs AG has a fully owned subsidiary, Pelias Beteiligungs GmbH, which again has a fully owned subsidiary, Pelias Biotechnologies GmbH.

Intercell USA, Inc. was established on January 2, 2000 under the name Intercell Biomedical Research and Development, Inc. and is duly incorporated under the laws of the State of Delaware, United States. In August 2004, it changed its name to Intercell USA, Inc. and moved its principal office from Boston, Massachusetts, to Mooresville, North Carolina, United States. It has capital stock of $1 and currently has two employees who is primarily engaged in business development and marketing activities for us in the United States.

Our second wholly-owned subsidiary, Intercell Biomedical Ltd., with its registered office in Livingston, Scotland, United Kingdom and incorporated under the laws of Scotland, was acquired in March 2004. It has 2.6 million shares of capital stock outstanding, each share representing a pro rata amount of £1 of the aggregate nominal value of the capital stock. The corporate purpose of Intercell Biomedical Ltd. is defined broadly and includes any trade, production and/or holding function. In March 2004, Intercell Biomedical Ltd. acquired a manufacturing plant in Livingston, United Kingdom, which we use as our manufacturing facility for our JEV vaccine.

Our third wholly owned subsidiary, Pelias Biomedizinische Entwicklungs AG, or "Pelias", was established in September 2005 and has capital stock with an aggregate nominal value of €70,000, and 70,000 shares of common stock with no par value, of which 5,127 shares of common stock are held by Pelias as treasury stock and the remainder shares of common stock are held by us following the full acquisition of Pelias in the first half of 2007. The primary corporate purpose of Pelias is research and development in the fields of biomedicine and pharmacology, particularly in the area of infectious diseases, the operation of laboratories and the commercial exploitation of patents and know-how. For further information about Pelias, see "Business—Pelias Acquisition." In June 2007 we signed a merger contract, which was approved by the general meeting of shareholders of Pelias in August 2007 and which will become effective in September 2007, subject to the approval by our supervisory board or – if requested by shareholders representing at least 5 percent of our share capital – by our general meeting of shareholders.

Other. From September 2003 until November 2005, we owned 25.0 percent of the capital stock of Biovertis—Information Driven Drug Design AG, or Biovertis, an Austrian corporation with its registered office in Vienna, Austria, which was accounted for under the equity method as an associated company. We currently own 10.4 percent of the capital stock of Biovertis, which is accounted for as a non-current available-for-sale financial asset.

Biovertis was established in September 2003 and has capital stock outstanding with an aggregate nominal value of €345,347. The primary corporate purpose of Biovertis is research and development in the fields of biomedicine and pharmacology, the operation of laboratories and the commercial exploitation of patents and know-how. In November 2005, Biovertis increased its capital stock by €231,869 and acquired 98.12 percent of the shares of Morphochem AG. For further information about Biovertis—Information Driven Drug Design AG, see "Business—Biovertis Spin-off."

General Meeting of Shareholders

Each shareholder has the right to attend any general meeting of shareholders, to ask questions and propose resolutions in connection with any matter on the agenda set out in the notice convening the meeting and to vote upon any resolution proposed, provided that the shareholder has duly deposited his or her shares with Intercell AG or a designated depositary institution. Each shareholder is entitled to one vote per share. Shareholders may be represented at any general meeting of shareholders by a holder of a written proxy. See "Description of Capital Stock—Common Stock."

Our management board, supervisory board or any shareholder holding at least five percent of our nominal capital stock may call a general meeting of shareholders but must state the purpose of and the reasons for the meeting. Shareholders holding at least five percent of our nominal capital stock may also require items to be included in the agenda of the general meeting of shareholders. Notice of a general meeting of shareholders (including the meeting's agenda) must be published in the Official Gazette of the Wiener Zeitung.

The chairman of the supervisory board, or one of his or her deputies, presides over our general meetings of shareholders.

Declaration of Dividends, Statutory Reserves and Payment of Dividends

We distribute dividends, if any, to our shareholders proportionately, based on each shareholder's share of our total number of issued shares.

At general meetings of shareholders, our shareholders decide, by resolution, based on the recommendation of the management and supervisory boards, whether dividends will be paid for the relevant financial year and the amount and timing of such dividend payments, if any. For information on our dividend policy, see "Dividend Policy."

Our ability to pay dividends is determined based on the unconsolidated financial statements of Intercell AG, which are prepared in accordance with Austrian GAAP. We may only declare and pay dividends from our annual net profits recorded in our unconsolidated annual financial statements as approved by our management and supervisory boards. In determining the amount we have available for distribution, we adjust our annual net earnings to account for any accumulated undistributed net profits or losses from previous years and for withdrawals from or allocation to reserves. We are required by law to establish certain reserves, which must be deducted in calculating our annual net earnings.

We pay dividends, if any, through Erste Bank der oesterreichischen Sparkassen AG. We must publish notice of the dividends to be paid and information regarding our appointed paying agent in the Official Gazette of the Wiener Zeitung. Unless otherwise resolved by our shareholders, dividends become due and payable 30 days after the general meeting of shareholders at which they are approved.

If dividends are not claimed by our shareholders within a period of three years after their due date, they are forfeited to us.

The central paying, delivery and depositary agent *(Zahl-, Einreichungs- und Hinterlegungsstelle)* for our shares is Erste Bank der oesterreichischen Sparkassen AG, Graben 21, 1010 Vienna, Austria.

Statutory Subscription Rights

Upon any increase in the nominal value of our share capital through the issuance of new shares or upon the issuance of convertible bonds, debentures with warrants to purchase shares, profit participating bonds and participating rights *(Genussrechte)*, our shareholders have statutory subscription rights on a pro rata basis according to their shareholdings, unless the general meeting of shareholders resolves, with a majority of 75 percent of the votes cast, to exclude such subscription rights. The general meeting of shareholders must provide a justification for the exclusion of any subscription rights.

Holders of subscription rights may transfer their subscription rights by agreement and, if applicable, the delivery of a coupon evidencing such subscription rights. In certain cases, if the shares underlying the subscription rights are subject to clearing systems, holders of the subscription rights may only transfer their subscription rights in accordance with the rules of the relevant clearing system.

The exercise of subscription rights may be limited to a period of not less than two weeks. Subscription rights remaining unexercised lapse at the end of the designated period. Our management board must provide public notice of the exercise price and of the commencement and duration of the exercise period in the Official Gazette of the Wiener Zeitung. Subscription rights can be exercised by submitting a duly executed subscription form.

Subscription rights may generally be excluded and replaced by intermediary subscription rights if new shares are issued to a credit institution that, as underwriter, offers these shares to the existing shareholders. Intermediary subscription rights are exercised by giving appropriate notice to the underwriter.

According to Section 65 subsection 5 of the Austrian Stock Corporation Act, shares of our common stock that we hold as treasury stock are not entitled to subscription rights.

Amendments to Our Shareholders' Rights

The Austrian Stock Corporation Act contains provisions that protect the rights of individual shareholders. In particular, all shareholders must, under equal circumstances, be treated equally, unless the affected shareholders have consented to unequal treatment. Furthermore, measures affecting shareholders' rights, such as capital increases and the exclusion of subscription rights, generally require a shareholders' resolution.

Intercell AG's articles of association do not contain any provisions regarding a change of the capital stock or the rights associated with the shares or the exercise of the shareholders' rights that differ from statutory requirements. Intercell AG's articles of association provide our shareholders with the same rights granted to them generally under the law. However, according to section 13.1 of Intercell AG's articles of association, each shareholder's right to participate in our shareholders' meetings and to exercise voting rights is conditional upon the prior deposit of the shareholder's shares of common stock with us or a designated depositary institution.

Possible Unavailability of Subscription Rights to United States Holders

Austrian law generally confers on all holders of our shares of common stock the right to purchase a sufficient number of our shares of common stock to maintain their existing ownership percentage whenever we issue new shares of common stock for cash. We would not be able to offer shares of common stock to holders of our shares of common stock in the United States pursuant to these subscription rights unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such shares of common stock, or an exemption from the registration requirements of the Securities Act is available. We intend to evaluate at the time of any future rights offering the costs and potential liabilities associated with any such registration statement, if required, as well as the benefits to us of enabling holders of our shares of common stock in the United States to exercise subscription rights, and any other factors that we consider appropriate at the time. Based on these considerations, we would make a decision as to whether to file such a registration statement. No assurance, however, can be given that any registration statement would be filed or, if filed, would be declared effective. As a result, it is possible that subscription rights accorded to holders of our shares of common stock in the United States would expire unexercised, and affected holders of our shares of common stock in the United States would not realize any value from such rights. In any such case, the equity interest of such holders of our shares of common stock in the United States would be diluted proportionately.

Stock Options and Other Conversion Rights

Currently, no stock options or rights of conversion in respect of our shares of common stock exist, other than the stock options granted under the existing employee stock option plans. For more information see "Management—Employee Participation and Stock Option Plans."

DESCRIPTION OF CAPITAL STOCK

Our capital stock consists of 40,721,707 shares of common stock, which number includes 385,889 shares of common stock we hold as treasury stock, with no par value *(Stückaktien)* and each share representing a pro rata amount of €1 of the aggregate nominal value of the common stock. Our shares of common stock are in bearer form *(Inhaberaktien)*. Our shares are be fully paid and non-assessable, and there are no shares of any other class of capital stock outstanding.

In addition, we have conditional capital stock *(bedingtes Kapital)* in the aggregate amount of €16,489,975 and authorized capital stock *(genehmigtes Kapital)* in the aggregate amount of €14,913,350.

Common Stock

Each of our shareholders, including each of our major shareholders, is entitled to one vote per share of common stock at each general meeting of shareholders. In accordance with section 13.1 of Intercell AG's articles of association and applicable law, the voting rights of our shares can only be exercised by a shareholder following the deposit with Intercell AG or a designated depositary institution of the shares of common stock that the shareholder wishes to vote.

Holders of our shares of common stock will be entitled to receive dividends, if any, out of our distributable profits when and if resolved upon from time to time by the general meeting of shareholders. See "Dividend Policy." Intercell AG's articles of association provide that any dividends unclaimed after three years will revert to our unrestricted capital reserves.

In the event Intercell AG is liquidated, dissolved or wound up, the holders of our shares of common stock will be entitled to share pro rata in all assets remaining after payment of liabilities, subject to the rights of any preferred shares outstanding at the time, if any. Our shares will have no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our shares of common stock, except for the mandatory subscription rights provided for under the Austrian Stock Corporation Act. The rights, preferences and privileges of holders of our shares of common stock will be subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred shares that we may designate and issue in the future.

After the capital increase in relation to the new shares of common stock, our shares of common stock will continue to be represented by one or more global certificates in accordance with the Austrian Stock Corporation Act. Intercell AG's articles of association do not permit our shareholders to receive individual share certificates for their shares of common stock.

Legal title to the shares of common stock represented by one or more global certificates (and to the corresponding coupons), which are deposited with a clearing system, passes by agreement *(Titel)* and legal delivery *(rechtliche Übergabe)* in accordance with the relevant rules governing the respective clearing system. Neither Intercell AG's articles of association nor Austrian law restrict the transfer of our shares of common stock.

Conditional Capital Stock for Stock Options

The following conditional capital increases have been authorized by our shareholders and resolved by our management board to service the exercise of stock options, see "Employee Participation and Stock Option Plans":

In May and August 2002, the general meeting of shareholders authorized a conditional capital increase in the amount of €1.2 million, which provided for the issuance of up to 1,218,400 shares to holders of stock options under the Employee Stock Option Plan 2001 (ESOP 2001) upon the exercise of stock options issued in 2001 and 2002.

In July 2003, the general meeting of shareholders authorized a conditional capital increase in the amount of €378,100, which our management board resolved in October 2003 for the issuance of up to 378,100 shares to employees and members of our management board upon the exercise of stock options issued in 2003.

In November 2003, the general meeting of shareholders authorized a conditional capital increase in the amount of €364,800, which our management board resolved in December 2003 for the issuance of up to 364,800 shares to employees and members of our management board upon the exercise of stock options issued in 2003.

In June 2004, the general meeting of shareholders authorized a conditional capital increase in the amount of €1.0 million, of which our management board resolved €234,000 in July 2004, €324,000 in December 2004 and €442,000 in December 2005 for the issuance of up to a total of 1,000,000 shares to employees and members of our management board upon exercise of stock options issued in 2004 and 2005, respectively.

In May 2006, the general meeting of shareholders authorized a conditional capital increase in the amount of €1.5 million, of which our management board resolved €733,500 in December 2006 for the issuance of up to 733,500 shares to employees and members of our management board upon exercise of stock options issued in 2006 respectively. The remainder of the authorized conditional capital €766,500 may be used for the grant of new stock options to employees and members of our management board.

In June 2007, the general meeting of shareholders authorized a conditional capital increase in the amount of €10 million against cash or kind contributions with the full or partial exclusion of the subscription rights of the current shareholders.

Out of the above described conditional capital increases, 2,204,825 shares have been issued upon the exercise of stock options, see "Historical Development of Our Capital Stock," and we currently have 1,489,975 shares of conditional capital for the future exercise of stock options.

For further information regarding the stock options, see "Management—Employee Participation and Stock Option Plans."

Conditional Capital Stock for Convertible Bonds

On 15 June 2007, the general meeting of the shareholders authorized a conditional capital increase of our share capital in the amount of up to €15.0 million by issuing up to 15.0 million new shares of common stock for the grant of conversion or subscription rights to the subscribers of the convertible bonds. At the same time, the management board was authorized, pursuant to Section 174 (2) of the Austrian Stock Corporation Act, to issue once or in several tranches, with the consent of the supervisory board, convertible bonds carrying a conversion and/or subscription right for up to 15.0 million new shares of common stock, and to determine all other terms and conditions, the issuance, and the conversion procedure relating to the convertible bonds. As of the date hereof, no convertible bonds have been issued.

Authorized Capital

Authorized capital increase one. In September 2004, the general meeting of shareholders authorized the management board, with the consent of the supervisory board, to increase, pursuant to Section 169 of the Austrian Stock Corporation Act, the registered capital of Intercell AG, in one or several tranches of up to €10.0 million, to up to €34.1 million by issuing up to 10,000,000 new bearer shares of common stock. This increase was to be implemented against cash or in-kind contributions by December 31, 2006. The general meeting of shareholders also authorized the management board, with the consent of the supervisory board, to determine the type of shares, the issue price and the terms of issuance and to fully exclude the subscription rights of our shareholders.

Based on this authorization, the management board and the supervisory board adopted the following resolutions:

On January 31, 2005, February 10, 2005, February 25, 2005 (before pricing) and February 25, 2005 (after pricing), the management board resolved to increase the capital stock of Intercell AG from €24,078,000 to €32,578,000 by issuing 8,500,000 new ordinary bearer shares of common stock, excluding subscription rights, at an issue price of €5.50 per share to be offered within the scope of an initial public offering in Austria and an offering in the United States. On February 2, 2005, February 10, 2005, February 25, 2005 (before pricing) and February 25, 2005 (after pricing), respectively, the supervisory board or the special committee of the supervisory board approved the corresponding resolutions of the management board.

On January 31, 2005, February 10, 2005 and March 18, 2005, the management board resolved to increase the capital stock of Intercell AG from 32,578,000 to 33,567,132 by issuing 989,132 new ordinary bearer shares, excluding subscription rights, at an issue price of €5.50 per share to be offered in connection with over-allotments made during the initial public offering. On February 9, 2005, February 10, 2005, February 25, 2005 and March 18, 2005, respectively, the supervisory board or the special committee of the supervisory board approved the corresponding resolutions of the management board.

Authorized capital increase two. On May 12, 2006, the general meeting of the shareholders authorized the management board to increase, pursuant to Section 169 of the Austrian Stock Corporation Act, the registered capital of Intercell AG by May 12, 2011, once or in several tranches of up to €10.0 million, to up to €43.7 million by issuing up to 10,000,000 new bearer shares of common stock. The management board is authorized, with the consent of the supervisory board, to determine the type of shares, the issue price, the terms of issuance and, if provided, to fully exclude the subscription rights by (i) excluding, in whole or in part, subscription rights against in-kind contributions or (ii) issuing shares against cash contributions by way of indirect subscription rights pursuant to Section

153(6) of the Austrian Stock Corporation Act. The supervisory board is authorized to adopt amendments to the articles of association in connection with the issuance of shares from authorized capital.

Based on this authorization, the management board and the supervisory board adopted the following resolutions:

On June 29, 2006, the management board resolved to increase the capital stock of Intercell AG from 33,676.232 to 38,413.067 by issuing 4.736.835 new ordinary bearer shares at an issue price of €12.36 per share to be offered in connection with our secondary public offering (rights offering). On June 26, 2006 the supervisory board approved the corresponding resolution of the management board.

On December 29, 2006 the management board resolved to increase the capital stock of Intercell AG from 39,531,897 to 39,881,712 by issuing 349,815 new ordinary bearer shares, excluding subscription rights, against in-kind contribution of 32,692 shares in Pelias Biomedizinische Entwicklungs AG. On December 29, 2006, the supervisory board approved the corresponding resolutions of the management board.

4,913,350 new shares of common stock of the authorized capital increase two may still be issued by the management board with the authorization of the supervisory board, until May 12, 2011.

Authorized capital increase three. On 15 June 2007, the general meeting of the shareholders authorized the management board to increase, pursuant to Section 169 of the Austrian Stock Corporation Act, the registered capital of Intercell AG by June, 15 2012, once or in several tranches of up to €10,000,000, to up to € 49,881,712 by issuing up to 10.000,000 new bearer shares of common stock. The management board is authorized, with the consent of the supervisory board, to determine the type of shares, the issue price, the terms of issuance and, if provided, to fully exclude the subscription rights by (i) excluding, in whole or in part, subscription rights against in-kind contributions or (ii) issuing shares against cash contributions by way of indirect subscription rights pursuant to Section 153(6) of the Austrian Stock Corporation Act. The supervisory board is authorized to adopt amendments to the articles of association in connection with the issuance of shares from authorized capital.

Based on this authorization, the management board and the supervisory board have adopted the following resolutions in connection with the capital increase of our common stock relating to the new shares of common stock referred to herein:

The management board has resolved on August 30, 2007 to (i) increase the capital stock of Intercell AG from 40.721.707 to 45,521,707 by issuing 4,800,000 new ordinary bearer shares of common stock at an issue price of €1 per new share of common stock, (ii) exclude the subscription rights of the existing shareholders and (iii) admit Novartis Pharma AG to subscription of the 4,800.000 new ordinary bearer shares of common stock against payment of (a) the issue price of €1 per new share of common stock (thus an aggregate of €4,800,000), and (b) the additional amount of €30.25 per new share of common stock (thus an aggregate of €145,200,000) payable upon registration of the capital increase with the commercial register. Following such resolution, a report of the management board on the exclusion of subscription rights has been published in the Official Gazette of the Wiener Zeitung on August 31, 2007. On September 17, 2007, the supervisory board has approved the resolution of the management board on the capital increase.

Following the completion of the issuance of subscription of shares the 4,800,000 new ordinary bearer shares of common stock to Novartis Pharma AG, up to 5,200,000 new shares of common stock of the authorized capital increase three may still be issued by the management board with the authorization of the supervisory board, until June 15, 2012.

Treasury Stock

We have from time to time repurchased our own shares in connection with our Equity Incentive Plan 2000 (EIP 2000). In addition, certain shareholders have transferred a number of shares to us for no consideration in the years 2003 and 2004. The following table summarizes the transactions in our own shares and the number of our own shares we hold:

	Year Ended December 31,		
	2006	2005	2004
Adjusted for the capital increase out of own funds resolved on June 1, 2004			
Number of own shares at beginning of year	518.389	556,927	5,178
Capital adjustment (stock split 1:100)	—	—	512,622
Number of own shares reissued	(12,500)	(38.538)	(2,500)
Number of our shares forfeited to us	0	0	275,275

Number of shares withdrawn by silent partners	0	0	(233,648)
Number of own shares at end of year	**505,889**	**518,389**	**556,927**

These shares are recorded at cost, aggregating €503,000 and €565,000 at the end of 2005 and 2004, respectively, and €491,000 as of December 31, 2006.

Under Austrian law, own shares held as treasury stock can only be reissued upon authorization of the general meeting of shareholders. The general meeting of shareholders in June 2004 authorized our management board to reissue our own shares currently held as treasury stock to our employees and members of our management and supervisory boards under the terms and conditions of the ESOP 2001.

From 2004 util the date hereof, the following transfers of our own shares held as treasury stock have been made, based on an authorization of the general meeting of shareholders in September 2005:

In September 2004, transfers of our shares held as treasury stock in connection with the contribution of the silent partnership interests to us, resulted in an overall reduction of our treasury stock by 37,041 shares. See "—Silent Partnerships."

Following our initial public offering in February 2005, 26,000 shares of our treasury stock have been transferred to our employees free of charge. Each of our 130 employees eligible to receive such shares has been awarded 200 shares.

In August 2006, 12,500 shares of our treasury stock have been transferred to members of our supervisory board following the exercise of stock options.

In July 2007, 120,000 shares of our treasury stock have been transferred to members of our management board and members of our supervisory board following the exercise of stock options.

Historical Development of Our Capital Stock

The following capital increases and stock issues have been carried out since our initial capitalization on December 3, 1997:

In a general meeting of shareholders held in August 1998, our registered capital stock was increased by ATS 185,000 (€14,000) in a first (Series A) private placement transaction, or Round A Financing. In connection with this financing, additional capital amounting to ATS 9.8 million (€713,000) was simultaneously paid in. Additional capital in the amount of €1.7 million relating to this capital increase was paid in March 1999 and €469,000 was paid in July 1999. At a general meeting of shareholders held in January 1999, the Round A Financing was extended by another capital increase of ATS 29,000 (€2,000) and additional capital paid in of ATS 9.3 million (€676,000).

Pursuant to a resolution adopted at a general meeting of shareholders held on September 28, 2000, Intercell AG was converted into a stock corporation under Austrian law. Previously existing registered capital stock was transformed into 51,894 shares with a par value of €1 each (35,758 shares of common stock and 16,136 Class A shares). At the same time, 6,910 shares of common stock were issued at €228.80 per share and 13,936 preferred common shares were issued at €1.00 per share. The new shares of common stock were subscribed to by employees and certain of our advisors through a trustee under the EIP 2000. See "Management—Employee Participation and Stock Option Plans." The preferred common shares were provided by the other shareholders to a trustee, ALTA Wirtschaftstreuhandgesellschaft Wirtschaftsprüfungs- und Steuerberatungsgesellschaft m.b.H., which held such shares as consideration for a potential contribution of the silent partnership interests to Intercell AG. See "—Silent Partnerships."

Pursuant to a shareholders' resolution adopted in November 2000, we completed a follow-up private placement, or Round B Financing, by issuing 49,102 Class B shares at €550 per share, resulting in proceeds of €27.0 million before deducting expenses payable by us. At the same time, all existing shares of our capital stock were converted into no par value shares of capital stock *(Stückaktien)*. An amount of €13.5 million was paid in immediately, €13.5 million was paid in during the financial year 2001 and €25,020 was paid in in January 2002.

In 2003, we completed another private placement, or Round C Financing, by issuing 117,569 Class C shares, of which 81,082 were issued pursuant to a shareholders' resolution adopted in July 2003 and 36,487 were issued in November 2003 in a second tranche. The Class C shares were issued at €370 per share, resulting in proceeds of €43.5 million before deducting expenses payable by us. An amount of €3.1 million was paid in in July 2003, €23.1 million was paid in in December 2003 and €17.4 million was paid in in June 2004.

In July 2003, a total of 10,359 shares (4,091 shares of common stock, 1,551 Class A shares and 4,717 Class B shares) were converted into preferred common shares. In November 2003, 19,592 shares of common stock were converted into Class B shares.

In June 2004, we increased our capital stock by €23.7 million to a total of €23.9 million by converting reserves into capital stock through the issuance of 23,701,689 new shares of our capital stock to existing shareholders, who received 99 new shares of the same class of capital stock for each respective share of our capital stock they held. We refer to this as a "capital increase out of own funds."

On June 30, 2004, we issued 136,900 shares of common stock out of our conditional capital at a price of €1.85 per share to employees who have exercised stock options issued under the ESOP 2001.

In September 2004, all classes of our capital stock (Class A shares, Class B shares, Class C shares and preferred common stock) were converted into shares of common stock at a ratio of 1:1 and all special rights formerly granted to the different classes of our capital stock ceased to exist.

In February 2005, we increased our capital stock by €8.5 million to a total of €32.6 million pursuant to a shareholders' resolution adopted in September 2004 and management board resolutions and supervisory board resolutions of January 2005 and February 2005. In March 2005, we increased our capital stock by €989,132 to a total of €33,567,132 pursuant to a shareholders' resolution adopted in September 2004 and management board and supervisory board resolutions adopted in January, February and March 2005. See "Authorized Capital for Initial Public Offer."

On June 27, 2005, we issued 8,800 shares of common stock out of our conditional capital at a price of €1.85 per share to employees who have exercised stock options issued under the ESOP 2001, and on November 3, 2005 we issued 100,300 shares of common stock out of our conditional capital at a price of €1.85 per share to employees who have exercised stock options issued under the ESOP 2001.

In June 2006, we increased our capital stock by €4,736,835 to a total of €38,413,067 pursuant to a shareholders' resolution adopted in May 2006 and management board and supervisory board resolutions adopted in June 2006.

In June 2006, we issued in addition 1,118,830 shares of common stock out of our conditional capital at an average price of €1.86 per share to members of our management board and employees who have exercised stock options issued under the ESOP 2001.

In January 2007, we increased our capital stock by €349,815 to a total of €39,881,712 by issuing 349,815 new shares of our common stock against in-kind contribution of 32,692 shares in Pelias Biomedizinische Entwicklungs AG, pursuant to a shareholders' resolution adopted in May 2006 and management board and supervisory board resolutions adopted in December 2006.

In July 2007, we issued 839,995 shares of common stock out of our conditional capital at an average price of €3.14 per share to members of our management board and employees who have exercised stock options issued under the ESOP 2001.

Silent Partnerships

As of July 31, 2007 private investors currently hold 1,936,777 shares, or 4.8 percent, of our issued shares, which they received in connection with the contribution *(Einbringung)* of their formerly held interests in a silent partnership participation. A "silent partnership" under Austrian law is a non-corporate legal form in which an investor makes a cash or in-kind contribution to the business of another person.

Before merging into Intercell AG, our subsidiary CISTEM Biotechnologies GmbH, or CISTEM, conducted a major part of our operational business. CISTEM entered into silent partnership agreements in 1999 and 2000 with a number of investors. Following our Round C Financing, the silent partners' participation in our profit or loss decreased to approximately 10 percent.

In accordance with the 1999 and 2000 silent partnership agreements, the silent partners contributed, pursuant to the contribution agreement *(Einbringungsvertrag)* of September 30, 2004, their silent partnership interests to us and received pre-existing shares that were provided by other shareholders as consideration (thereby the amount of shares received as a special withdrawal was deducted).

Prior to this contribution, the silent partnership investors were granted a special withdrawal *(Sonderentnahme)* in accordance with the silent partnership agreements. This special withdrawal allowed the silent partnership investors to receive 233,648 shares of treasury stock held by us. Immediately thereafter, 196,607 shares were transferred from ALTA Wirtschaftstreuhandgesellschaft,

Wirtschaftsprüfungs- und Steuerberatungsgesellschaft m.b.H., as trustee, to us, resulting in an overall reduction of our treasury stock by 37,041 shares in connection with the contribution of the silent partnership interests to us.

Upon completion of the silent partnership contribution, the silent partnership was dissolved and all special rights belonging to the silent partners, such as information and approval rights, ceased to exist. In connection with the contribution of the silent partnership interests, the arrangers of the silent partnership, AT Treuhandbeteiligungs GmbH and ATI Vermögenstreuhandgesellschaft m.b.H., received in trust for the benefit of former silent partners (currently beneficial owners of our shares) 2,308,025 shares, of which they still held 1,936,777 shares, or 4.8 percent, of the total issued shares of our common stock at July 31, 2007.

THE CAPITAL INCREASE

In connection with a July 1, 2007 Strategic Alliance Agreement, Novartis Pharma AG has committed vis-à-vis Intercell AG to subsribe for 4,800,000 new shares of common stock, each share representing a pro rata amount of €1 of the aggregate nominal value of the common stock of Intercell AG, at a subscription price of €31.25 per new share of common stock of Intercell AG, and with the exclusion of the subscription rights of the existing shareholders. See also "Strategic Partnerships and Further Collaborations—Novartis AG"

Upon issuance and registration of the new shares of common stock, all of these new shares of common stock will be fully paid and non-assessable. All of these new shares of common stock will be created under Austrian law as bearer shares. For a detailed description of the resolutions by virtue of which the 4,800,000 new shares of common stock will be issued see "Description of Capital Stock — Authorized Capital — Authorized capital increase three."

As the 4,800,000 new shares of common stock will be issued to Novartis Pharma AG, the subscription rights of our shareholders with respect to these new shares of common stock will be excluded.

Upon completion of the issuance of the 4,800,000 new shares of common stock to Novartis Pharma AG, we will have 45,135,818 shares of common stock outstanding, which number does not include the 385,889 shares of common stock we hold as treasury stock. The 4,800,000 new shares of common stock subscribed for by Novartis Pharma AG will be 10.6 percent of such outstanding shares.

Intercell AG's existing shares of common stock are represented by a global certificate deposited with OeKB, Am Hof 4, 1010 Vienna, Austria. The new shares of common stock will be represented by one or more additional global certificates, which will also be deposited with OeKB. The new shares of common stock are expected to be delivered in book entry form through the facilities of OeKB, Clearstream or Euroclear on or about September 27, 2007. No physical share certificates will be delivered.

LISTING

Intercell AG's existing shares of common stock trade on the Prime Market segment of the Vienna Stock Exchange under the symbol "ICLL". Subject to approval by the Vienna Stock Exchange and subject to registration with the commercial register of the Commercial Court of Vienna of the 4,800,000 shares of common stock to be newly issued following a capital increase of our capital stock out of authorized capital, we expect trading in the 4,800,000 new shares of common stock to commence on the Prime Market segment of the Vienna Stock Exchange on or about September 26, 2007.

The ISIN of the existing and new shares is AT 0000612601. The common code is 021250902.

Market Maker/Specialist

Pursuant to a commitment with the Vienna Stock Exchange, Raiffeisen Centrobank AG, Tegetthoffstraße 1, A-1015 Vienna, acts as specialist, and Erste Bank der oesterreichischen Sparkassen AG, Am Graben 21, A-1010 Vienna, and Timber Hill (Europe) AG, Gotthardstrasse 3, CH-6301 Zug, Switzerland, act as market maker for our shares of common stock in accordance with the laws and regulations governing the Vienna Stock Exchange and the Prime Market segment without a contractual arrangement with the Company. The binding sale and purchase share prices have to be quoted for a certain minimum size and with a maximum spread by the specialist and the market makers, respectively. The minimum size depends on the share value and is currently 2,000 for the market makers and 500 for the specialist as of the date of this Prospectus. The maximum spread is 1%.

TAXATION IN AUSTRIA

The following discussion summarizes certain Austrian tax considerations in relation to the ownership of our shares. This discussion is a general summary and does not comprehensively or completely address all Austrian tax considerations that may be relevant for our shareholders. In addition, the tax considerations relevant to purchasers who are subject to special tax provisions, such as foundations, charities and governmental organizations, are not discussed herein.

This limited summary should not be used as a substitute for obtaining individual tax advice from a qualified tax advisor. Prospective purchasers should consult a qualified tax advisor about the consequences of purchasing, holding and disposing of our shares.

This discussion is based upon Austrian tax law as applicable as of the date of this Prospectus. Austrian tax law may change and these changes may be applied retroactively.

Taxation of Dividends

Withholding tax on dividends

Generally, we must deduct a 25 percent withholding tax (*Kapitalertragsteuer*) from any dividend payment to our shareholders, on behalf of each shareholder and in favor of the tax authorities. We will deduct such withholding tax regardless of whether a dividend payment is tax exempt for a particular shareholder or the shareholder is an Austrian resident for tax purposes.

However, we will not deduct withholding tax from dividend payments we make to a shareholder that is an Austrian company which holds 25 percent or more of our outstanding shares. In addition, we will not deduct withholding tax from dividend payments we make to a shareholder which is considered to be a "corporate shareholder" within the meaning of Art. 2 of the European Community Parent-Subsidiary Directive (Directive No. 90/435/EEC of the Council dated July 23, 1990) and is a resident of a member state of the European Union other than Austria, provided that the corporate shareholder (i) has held at least 10 percent of our outstanding shares for a minimum of one year; and (ii) does not hold our shares as part of an Austrian permanent establishment or a fixed base; and (iii) declares that it is an operating company, with office facilities and personnel, and not purely a holding company.

If the shareholder's country of tax residence has entered into a double taxation treaty with Austria, which provides for a reduction of the source taxation to less than 25 %, the withholding tax may be reduced under certain circumstances: In this case it is necessary that the shareholder provides a certificate of residence issued by its residence country. The certificate of residence has to be in substance and form as the official forms ZS-QU1 (for natural persons) and ZS-QU 2 (for corporate shareholders) as issued by the Austrian Federal Ministry of Finance. Unless such a certificate is provided, a reduction of the withholding tax cannot be granted on the mere basis of a double taxation treaty. The forms may be obtained from the official homepage of the Austrian Federal Ministry of Finance (www.bmf.gv.at).

However, if the dividends do not exceed a gross amount of EUR 10.000 per year, and the double taxation treaty provides for reduction of source taxation, withholding tax may be reduced without such a certificate of residence if the shareholder instead provides the company with a statement with the following content: (i) name of the shareholder, (ii) statement that the shareholder has no domicile/seat in Austria, (iii) address of all domiciles/seats outside of Austria, (iv) if the shareholder is a corporate entity: seat of incorporation and all other business seats, (v) statement that the shareholder is not obliged to pass on the dividends to any other person, (vi) statement that the dividends are not attributable to a permanent establishment in Austria.

If the certificate of residence (or, in the case of dividends not exceeding EUR 10.000: a statement by the shareholder as referred to in the paragraph above) cannot be provided to the company and thus a withholding tax has to be levied on the dividends by the company, the shareholder may however apply for a tax refund directly with the tax authorities if (i) he proves his residence vis a vis the tax authority and (ii) an applicable double taxation treaty provides for a reduction of the source taxation. Such refund forms may be obtained from Finanzamt Bruck Eisenstadt Oberwart, Neusiedler Strasse 46, 7001 Eisenstadt, Tel. +43 (0) 2682 62831, Fax : +43 (0) 02682 62831-5555 or via www.bmf.gv.at.

Shareholders resident in Austria

Dividend payments that we make to Austrian resident individuals holding our shares as private or business assets are subject to Austrian income tax. With respect to the income tax of such shareholders, the 25 percent withholding tax constitutes a final taxation (*Endbesteuerung*). Such shareholder may not deduct expenses related to our shares and related to any dividend payments that we make. However, if half of the average income tax rate of an individual shareholder is less than 25 percent, the individual shareholder may apply for that lower tax rate. Consequently, the difference between the 25 percent withholding tax rate and the lower average income tax rate will be credited against the individual shareholder's income tax liability, if any, or be refunded upon request.

Dividend payments that we make to an Austrian resident corporate shareholder are exempt from corporate income tax regardless of whether the corporate shareholder has held at least 25 percent of our outstanding shares for not less than one year. The 25 percent withholding tax that we deduct from dividend payments to a corporate shareholder is credited to such corporate shareholder's corporate income tax liability or, if the withholding tax exceeds the corporate income tax liability, is refunded to the corporate shareholder upon its request.

The tax treatment of dividend payments that we make to an Austrian partnership, transparent for Austrian tax purposes, depends on the tax status of each partner, regardless of whether the partner is an individual shareholder or a corporate shareholder.

Shareholders resident outside of Austria

The 25 percent or lower withholding tax constitutes a final taxation for (i) individuals and companies that are not Austrian residents for tax purposes and do not have a permanent establishment, fixed base or permanent agent in Austria and (ii) individuals that hold our shares as business assets that are attributable to a permanent establishment or fixed base in Austria or through a permanent agent in Austria.

Dividend payments that we make to a corporate shareholder that holds our shares as assets that are attributable to an Austrian permanent establishment are exempt from corporate income tax from the perspective of the permanent establishment. The 25 percent withholding tax is either credited against the corporate income tax liability of the corporate shareholder's Austrian permanent establishment or refunded to it.

To the extent expenses are economically connected to income (dividends) subject to final taxation (25 percent withholding tax) or to tax exempt income (i.e. in case of corporate shareholders holding our shares as an asset attributable to an Austrian permanent establishment), these expenses are not deductible for tax purposes.

Taxation of Capital Gains

Withholding tax

Capital gains realized by the sale of our shares are not subject to Austrian withholding tax.

Shareholders resident in Austria

Capital gains realized by a resident in Austria from the sale of our shares held as a private asset by an individual shareholder and sold within the "one-year speculative deadline," which is the expiry of one year after their acquisition, are subject to the up to 50 percent income tax at the rate applicable as to individual shareholders. Capital losses resulting from the sale of our shares within the one-year speculation period may only be offset against capital gains realized by other speculative transactions in the same calendar year. Capital gains realized from speculative transactions are exempt up to an amount of €440 per year.

After the end of the one-year speculation period, capital gains realized from the sale of our shares held as a private asset by an individual shareholder are not subject to income tax unless the shareholder has held one percent or more of our outstanding shares at any time within the last five years prior to the sale. In such case, the capital gains are subject to half the general income tax rate that applies to such individual shareholders (*Hälftesteuersatz*).

Capital gains realized by the sale of our shares held as a business asset by an individual shareholder are subject to income tax regardless of whether the sale takes place within the one-year speculation period. If these shares were sold prior to the end of the one-year speculation period, the applicable tax rate is the up to 50 percent income tax rate that applies to such individual shareholder. If the shares are sold after the end of the one-year speculation period, the tax rate on the capital gains realized is reduced to half of the income tax rate that applies to such shareholder.

Capital gains realized by corporate shareholders from the sale of our shares are subject to the 25 percent corporate income tax rate.

If an Austrian partnership, which is transparent for Austrian tax purposes, holds our shares, the tax treatment of capital gains realized on the sale of the shares will depend on the tax status of each partner, regardless of whether the partner is an individual or a corporate shareholder.

Shareholders resident outside of Austria

Capital gains realized by an individual shareholder that is resident outside of Austria from the sale of our shares are subject to half the income tax rate (except if sold within the one-year speculation period) of the up to 50 percent income tax rate applicable to the individual shareholder, if (i) the shares are held as assets attributable to an Austrian situated permanent establishment or permanent agent; or (ii) the individual shareholder held, directly or indirectly, one percent or more of our outstanding shares at any time within the five years preceding the sale of the shares.

Most double taxation treaties, however, provide for a complete exemption from Austrian taxation of capital gains realized by the sale of the shares (regardless of whether the shareholder held, directly or indirectly, one percent or more of our outstanding shares at any time within the five years preceding the sale of the shares).

Capital gains from the sale of our shares realized by a company that is not an Austrian resident for tax purposes is subject to Austrian corporate income tax if the conditions outlined under (i) and (ii) above are satisfied and no double taxation treaty provides for an exemption.

Other Taxes

No Austrian stock exchange transfer tax, value-added tax or stamp duty will be levied on the purchase, sale or other disposition of our shares.

Statement pursuant to European Commission Regulation (EC) No. 809/2004 and pursuant to Section 8, paragraph 1, of the Austrian Capital Markets Act by Intercell AG

We declare that, having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import.

Intercell AG,
as issuer (*als Emittent*)
Vienna, September 19, 2007

Dr. Gerd Zettlmeissl

Dr. Alexander von Gabain

Dr. Werner Lanthaler

INDEX TO FINANCIAL STATEMENTS

Our annual consolidated financial statements and the accompanying notes set forth herein on pages F-2 through F-102 do not constitute the full set of our annual consolidated financial statements as of and for the years ended December 31, 2006 and 2005 within the meaning of Section 245a of the Austrian Commercial Code, since our management report (Lagebericht) for such years have not been included therein.

Our annual consolidated financial statements for the fiscal years from January 1, 2006 to December 31, 2006 and from January 1, 2005 to December 31, 2005, the management reports and the audit opinions thereon have been issued in German language in accordance with Section 245a and 193 of the Austrian Commercial Code and the audit opinions thereon relate to such financial statements and management reports.

	Page
Independent auditors' opinion of PwC Wirtschaftsprüfung AG, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Independent Auditors, with respect to the annual consolidated financial statements as of and for the year ended December 31, 2006	F-2
Audited financial statements as of and for the year ended December 31, 2006	F-4
Independent auditors' opinion of PwC Wirtschaftsprüfung AG, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Independent Auditors, with respect to the annual consolidated financial statements as of and for the year ended December 31, 2005	F-41
Audited financial statements as of and for the year ended December 31, 2005[(1)]	F-43
Report on Review of the Interim Financial Report as of June 30, 2007	F-94
Unaudited interim financial report as of and for the six months ended June 30, 2007	F-95

(1) The corresponding figures for the years 2004 and 2003 form an integral part of these audited financial statements.

Our annual consolidated financial statements and the accompanying notes set forth herein on pages F-3 through F-40 do not constitute the full set of our annual consolidated financial statements as of and for the year ended December 31, 2006 within the meaning of Section 245a of the Austrian Commercial Code, since our management report (Lagebericht) for such year has not been included therein.

Our annual consolidated financial statements for the fiscal year from January 1, 2006 to December 31, 2006, the management report and the audit opinion thereon have been issued in German language in accordance with Section 245a and 193 of the Austrian Commercial Code and the audit opinion set forth below relates to such financial statements and management report.

Auditor's Report

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intercell AG for the financial year from 1 January to 31 December 2006. These consolidated financial statements comprise the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the year ended 31 December 2006, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2006, and of its financial performance and its cash flows for the financial year from 1 January to 31 December 2006 in accordance with International Financial Reporting Standards as adopted by the EU.

Without qualifying our opinion, we draw attention to the following matter:

Note 2.1 in the consolidated financial statements indicates that the Company is exposed to special risks inherent in its business as a loss-making Biotech group which is not yet marketing any products and has accumulated losses amounting to TEUR 107,852. Management does not expect the Company to become profitable in the near future, but believes that the Company has sufficient resources to satisfy its liquidity requirements for more than the next 12 months. A material delay or failure of product development or commercialisation may, in the medium term, jeopardize the Company's ability to continue as a going concern.

Report on the Consolidated Management Report

Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the group.

In our opinion, the consolidated management report for the group is consistent with the consolidated financial statements.

Vienna, 22 March 2007

PwC Wirtschaftsprüfung AG
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft

signed:

Aslan Milla
Austrian Certified Public Accountant

INTERCELL AG

CONSOLIDATED INCOME STATEMENT

€ in thousands	Note	Year ended 31 December 2006	2005
Revenues		**23,452**	**8,469**
Revenues from collaborations and licensing		21,549	6,345
Grant income		1,903	2,124
Operating Expenses		**(39,084)**	**(33,334)**
Research and development expenses		(30,952)	(28,460)
General, selling and administrative expenses		(10,510)	(8,957)
Income from transactions with associated companies	7	951	1,033
Other income/(expenses), net		1,427	3,050
Operating loss	9	**(15,632)**	**(24,865)**
Finance income	9	1,469	1,260
Finance expenses	14	(128)	(195)
Share of loss of associated companies		(1,437)	(1,540)
Loss before income tax	10	**(15,728)**	**(25,340)**
Income tax (expense)/income		(415)	280
Loss for the year		**(16,143)**	**(25,060)**
Losses per share for profit attributable to the equity holders of the Company during the year (expressed in € per share)	11		
- basic and diluted		(0.45)	(0.79)

INTERCELL AG

CONSOLIDATED BALANCE SHEET

€ in thousands	Note	At 31 December 2006	At 31 December 2005
ASSETS			
Non-current assets		**11,439**	**7,809**
Property, plant and equipment	12	10,253	7,179
Intangible assets	13	157	108
Deferred tax assets	10	283	283
Other non-current assets	16	746	239
Current assets		**100,024**	**56,986**
Trade receivables and other current assets	16	5,413	6,442
Available-for-sale financial assets	15	65,523	44,894
Restricted cash	18	190	366
Cash and cash equivalents	17	28,898	5,284
Total assets		**111,463**	**64,795**
EQUITY			
Capital and reserves attributable to the Company's equity holders		**93,082**	**49,653**
Share capital	19	200,266	141,099
Other reserves	21	668	263
Retained losses		(107,852)	(91,709)
LIABILITIES			
Non-current liabilities		**2,399**	**2,870**
Borrowings	25	2,157	2,870
Other long term liabilities		242	0
Current liabilities		**15,982**	**12,272**
Trade and other payables	23	10,363	10,456
Borrowings	25	998	1,337
Deferred income	24	4,621	479
Total liabilities		**18,381**	**15,142**
Total equity and liabilities		**111,463**	**64,795**

INTERCELL AG

CONSOLIDATED CASH FLOW STATEMENT

€ in thousands	Note	Year ended 31 December 2006	2005
Cash flows from operating activities			
Loss for the period		(16,143)	(25,060)
Depreciation and amortization	12/13	1,023	990
Share-based compensation	20	1,646	1,421
Tax	10	415	(280)
Other adjustments for reconciliation to cash used in operations		1,508	826
Changes in working capital	26	4,158	(1,770)
Cash used in operations	26	**(7,393)**	**(23,873)**
Interest paid		(174)	(147)
Income tax paid		(412)	(3)
Net cash used in operating activities		**(7,979)**	**(24,023)**
Cash flows from investing activities			
Purchases of property, plant and equipment	12/26	(3,846)	(1,865)
Purchases of intangible assets	13	(108)	(2)
Proceeds from sale (purchases) of available-for-sale financial assets	15	(19,778)	(21,545)
Investments in associated companies	14	(1,450)	(1,040)
Interest received		383	688
Net cash generated from (used in) investing activities		**(24,799)**	**(23,764)**
Cash flows from financing activities			
Proceeds from issuance of ordinary shares	19	57,497	46,518
Disposal of treasury shares	19	24	38
Proceeds from borrowings	25	285	0
Repayment of borrowings	25	(1,290)	(1,685)
Net cash generated from financing activities		**56,516**	**44,871**
Net increase/(decrease) in cash		**23,738**	**(2,916)**
Cash at beginning of the year		5,284	8,167
Exchange gains/losses on cash		(125)	33
Cash at end of the year	17	**28.898**	**5,284**
Cash, short-term deposits and marketable securities at end of period	12/13	**94,421**	**50,178**

INTERCELL AG

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

€ in thousands	Share capital	Other reserves	Retained earnings	Total equity
Balance at 1 January 2005	**93,122**	**294**	**(66,649)**	**26,767**
Fair value losses on available-for-sale financial assets	-	(64)	-	(64)
Currency translation differences	-	33	-	33
Net income (loss) recognized directly in equity	-	(31)	-	(31)
Loss for the year	-	-	(25,060)	(25,060)
Total recognized income/(expense) for 2005	-	(31)	(25,060)	(25,091)
Employee share option plan:				
- value of employee services	1,395	-	-	1,395
- proceeds from shares issued	202	-	-	202
- treasury stock re-issued	25	-	-	25
Issuance of common stock, 28 February 2005 (IPO)	46,750	-	-	46,750
Issuance of common stock, 18 March 2005 (IPO greenshoe)	5,441	-	-	5441
Treasury stock re-issued, 29 April 2005	38	-	-	38
Cost of equity transactions	(5,874)	-	-	(5,874)
	47,977	-	-	47,977
Balance at 31 December 2005	**141,099**	**263**	**(91,709)**	**49,653**
Balance at 1 January 2006	**141,099**	**263**	**(91,709)**	**49,653**
Fair value gains on available-for-sale financial assets	-	376	-	376
Currency translation differences	-	30	-	30
Net income recognized directly in equity	-	406	-	406
Loss for the year	-	-	(16,143)	(16,143)
Total recognized income/(expense) for 2006	-	406	(16,143)	(15,737)
Employee share option plan:				
- value of employee services	1,646	-	-	1,646
- proceeds from shares issued	1,521	-	-	1,521
- treasury stock re-issued	12	-	-	12
Issuance of common stock	59,123	-	-	59,123
Cost of equity transactions	(3,135)	-	-	(3,135)
	59,167	-	-	59,167
Balance at 31 December 2006	**200,266**	**668**	**(107,852)**	**(93,082)**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 General information

Intercell AG (the "Company") is a biotechnology company focused on developing, manufacturing and commercializing prophylactic and therapeutic vaccines against infectious diseases. In addition, the Company commercializes its discoveries, which result from its proprietary research and development programs and technologies. The Company has two product candidates in an advanced clinical stage, a prophylactic vaccine against the Japanese Encephalitis virus and a therapeutic vaccine against the Hepatitis C virus. Two product candidates, a vaccine against Tuberculosis and a vaccine against Staphylococcus aureus infections, both based on proprietary technologies developed by the Company, are currently undergoing first clinical trials, conducted by licensing partners of the Company. The Company's core technologies utilize innovative processes to identify antigens that are recognized by the human immune system. In addition, the Company develops proprietary adjuvants that stimulate the human immune system's response to an antigen and enhance its ability to fight and destroy the associated pathogen. Related business activities include product research and development, regulatory and clinical activities, manufacturing of advanced clinical product candidates as well as administrative, corporate development and marketing activities.

Intercell AG is a stock corporation (*Aktiengesellschaft*) under Austrian law. The Company has its headoffice in Vienna, and holds interests in the following subsidiaries:

Name	Country of incorporation	Interest held at December 31 2006	2005
Intercell Biomedical, Ltd.	UK	100 %	100 %
Intercell USA, Inc.	USA	100 %	100 %

Intercell Biomedical Ltd., Livingston, Scotland, operates a multi-purpose biologics manufacturing facility used for production of the Company's Japanese Encephalitis vaccine and Intercell USA, Inc., Mooresville, North Carolina, is primarily engaged in business development activities for the Company's products and technologies in the United States.

These consolidated financial statements have been authorized for issue by the Management Board on the day of signature. The individual financial statements of the parent company, which are part of the consolidated financial statements after conversion into the applicable accounting standards, will be reviewed and adopted by the Supervisory Board. The Supervisory Board and in the event of submission to the Annual General Meeting, the shareholders are allowed to change the individual financial statements. This would affect the presentation of the consolidated financial statements.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1 Basis of presentation

These 2006 consolidated financial statements have been prepared under sec. 245a of the Austrian Commercial Code (HGB) in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The accounting policies applied by the Company under IFRSs as adopted by the European Union do not depart from full IFRSs as issued by the IASB.

These consolidated financial statements have been prepared using the historical cost convention, as modified by the fair value valuation of available-for-sale financial assets.

The Company is exposed to special risks inherent in its business as a loss-making biotechnology company. It is not yet marketing any products and has accumulated losses amounting to € 107,852 thousand as per 31 December 2006. The Management does not expect the Company to become profitable in the near future. Its long-term success may require further capital or successful commercialization of proprietary technologies. In order to secure funding for the Company's research and development programs, the Company may need additional funding. The Management believes that the Company has sufficient resources to meet its liquidity requirements for more than the next twelve months and that successful progress in its product development projects provides the Company with access to additional capital.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Management to exercise its judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

For ease of presentation, numbers have been rounded and, where indicated, are presented in thousand euros. However, calculations are based on exact figures. Therefore, the sum of the numbers in a column of a table may not conform to the total figure given for the column.

2.2 Consolidation

a) Subsidiaries

Subsidiaries are those entities over which the Company has the power to govern the financial and operating policies. Control usually exists in situations where the Company has more than 50 % of the voting rights. Subsidiaries are fully consolidated from the date on which the Company obtains such control. They are de-consolidated from the date that such control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed on the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially on their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated.

b) Associates

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20 % and 50 % of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.

The Company's share of its associates' post-acquisition profits or losses (net of tax) is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

2.3 Segment reporting

The Company operates in a single business segment and in a single geographical segment.

2.4 Foreign currency translation

a) Functional and presentation currency

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Euros, which is the Company's functional and presentation currency.

b) Transactions and balances

Foreign currency transactions are converted into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

c) Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are converted into the presentation currency as follows:

- (i) assets and liabilities for each balance sheet presented are converted on the rate at the date of that balance sheet;
- (ii) income and expenses for each income statement are converted at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are converted on the dates of the transactions); and
- (iii) all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the conversion of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity.

2.5 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable in the course of the Company's ordinary activities for the grant of licenses or commercialization rights and for services performed in collaboration with or on behalf of licensees or partners as well as grants from governmental and non-governmental organizations designated to remunerate approved scientific research activities. Revenue is shown net of value-added tax, rebates and discounts and after eliminating sales within the Company. Revenue is recognized as follows:

a) Revenues from collaborations and licensing

The Company generates revenues from collaboration and license agreements for its product candidates and proprietary technologies. The terms of such agreements include license fees payable as initial fees, annual license maintenance fees and fees to be paid upon achievement of milestones as well as license option fees and fees for the performance of research services. In addition, the Company's collaboration and licensing arrangements generally provide for royalties payable on the licensee's future sales of products developed within the scope of the license agreement.

Under certain arrangements, the Company assumes multiple performance obligations, such as grant of licenses and commercialization rights, supply of products or materials and performance of research services. If the fair value of the components of such arrangements can be reliably determined, then revenue is recorded separately for each component. If it is not possible to determine the fair value of each element of an arrangement and no specific element is much more significant than any other element, then revenue is recognized on a straight line basis over the life of the agreement.

The Company recognizes initial fees for grant of licenses under non-cancelable contracts, which permit the licensee to freely exploit the licensed intellectual property rights, when such rights are assigned and associated know-how is delivered. Additional non-refundable license-fees to be paid upon the achievement of certain milestones are recognized as revenue when such a milestone is achieved.

Under certain arrangements, the Company receives non-refundable upfront fees for the grant of license options, which allow the licensee to obtain, upon execution of the option, a license for specific intellectual property rights on pre-defined terms and conditions. Such option premiums are deferred and amortized over the option period and the arrangement is not considered to give rise to a financial asset or liability.

Fees received for the performance of research services are recognized as revenue, when the service is rendered and the collectibility of the receivable is deemed probable. Upfront payments received for future performance of research services are deferred and recognized when the research is performed.

b) Grant income

Grants from governmental agencies and non-governmental organizations are recognized at their fair value where there is reasonable assurance that the grant will be received and the Company will comply with all conditions.

Grant monies received as reimbursement of approved research and development expenses are recognized as revenue when the respective expenses have been incurred and there is reasonable assurance that funds will be received. Advance payments received under such grants are deferred and recognized when theses conditions have been met.

Government grant monies received to support the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight line basis over the expected lives of the related assets.

2.6 Research and development

Research expenses are recognized as expenses as incurred. Development expenses incurred on clinical projects (relating to the design and testing of new or improved products) are recognized as intangible asset when the following criteria are fulfilled:

(a) it is technically feasible to complete the intangible asset so that it will be available for use or sale;
(b) management intends to complete the intangible asset and use or sell it;
(c) there is an ability to use or sell the intangible asset;
(d) it can be demonstrated how the intangible asset will generate probable future economic benefits;
(e) adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
(f) the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, not exceeding five years.

Development assets are tested for impairment annually, in accordance with IAS 36.

2.7 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement.

2.8 Property, plant and equipment

Property, plant and equipment comprises mainly a manufacturing facility and leasehold improvements in rented office and laboratory space. All property, plants and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation of assets is calculated using the straight-line method to allocate their cost amounts to their residual values over their estimated useful lives, as follows:

- Buildings, leasehold improvements .... 10-20 years
- Machinery, laboratory equipment .... 2-15 years
- Furniture, fittings and office equipment .... 4-10 years
- Hardware .... 3-4 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.10).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These gains and losses are included in the income statement.

2.9 Intangible assets

a) Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives, generally three to five years.

Costs associated with developing or maintaining computer software programs are recognized as expenses as incurred.

b) Production technology

Acquired production technology represents the operational processes and standards regarding the production of biologics as well as quality control and quality assurance procedures according to Good Manufacturing Practices (GMP) standards. Production technology is amortized over its estimated useful life, generally five years.

2.10 Impairment of non-financial assets

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

2.11 Financial assets

The Company classifies its financial assets into the following categories: a) loans and receivables and b) available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired.

a) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except those with maturities beyond 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the balance sheet (Note 2.12).

Loans and receivables are carried at amortized cost using the effective interest method. Impairment testing of trade receivables is described in Note 2.12.

b) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives. Assets in this category are classified as current assets if they are expected to be realized within 12 months of the balance sheet date.

Purchases and sales of financial assets are recognized on the trade date - the date on which the Company commits to purchase or sell the asset. Financial assets are initially recognized at fair value plus transaction costs and available-for-sale financial assets are subsequently carried at fair value. Financial assets are derecognized when such financial asset has been transferred or substantially all risks and rewards of ownership have been transferred or when the rights to receive cash flows from such financial asset has expired.

Changes in the fair value of financial assets categorized as available-for-sale are recognized in equity. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as "realized fair value gains or losses". The fair value of shares in an investment fund is determined by the daily redemption price at which such shares can be sold, as quoted by the fund on a daily basis is based on the fund's net asset value.

The Company assesses on each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For equity securities classified as available-for-sale, a decline in fair value below acquisition cost is considered as an indicator that the securities are impaired. If any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

2.12 Trade receivables and other assets

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

2.13 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and time deposits.

2.14 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, if any, from the proceeds.

When the Company purchases its own equity share capital (treasury shares), the consideration paid, including any directly-attributable incremental costs (net of income taxes, if any) is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or otherwise disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects, is included in equity attributable to the Company's equity holders.

Share capital also comprises the equity component of compound financial instruments (Note 2.15).

2.15 Compound financial instruments

For financial instruments that create a financial liability and grant an option to the holder to convert it into a fixed number of equity shares of the Company, the liability and equity components are recognized separately.

2.16 Borrowings

Borrowings are recognized initially at fair value if determinable, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings also include the liability component of compound financial instruments (Note 2.15).

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.17 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit/loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

2.18 Employee benefits

a) Share-based compensation

The Company operates an equity-settled, share-based compensation plan. The fair value of such share-based compensation is recognized as an expense for the employee services received in exchange for the grant of the options. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity.
The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

b) Bonus plans

The Company recognizes a liability and an expense for bonuses. The Company recognizes a liability where contractually obliged or where there is a past practice that has created a constructive obligation.

2.19 Standards and interpretations in force

Amendments to published standards effective in 2006

IAS 19 (Amendment), Employee Benefits, is mandatory for the Group's accounting periods beginning on or after 1 January 2006. It introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts.

2.20 Standards, amendments and interpretations effective in 2006 but not relevant

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2006 but are not relevant to the Group's operations:
IAS 21 (Amendment), Net Investment in a Foreign Operation;
IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions;
IAS 39 (Amendment), The Fair Value Option;
IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;
IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;
IFRS 6, Exploration for and Evaluation of Mineral Resources;
IFRIC 4, Determining whether an Arrangement contains a Lease;
IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and
IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.

2.21 Standards, interpretations and amendments to published standards that are not yet effective

The following new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company's accounting periods beginning on or after 1 January 2007 or later periods but which the Company has not early adopted:

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective from 1 January 2007)

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

IFRS 8, Operating Segments (effective from 1 January 2009)

International Financial Reporting Standard 8 Operating Segments sets out requirements for disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers. An entity shall apply this standard in its annual financial statements for periods beginning on or after 1 January 2009.

IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006)

IFRIC 10 prohibits the impairment losses recognized in an interim periods on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC 10 form 1 January 2007, but it is not expected to have any impact on the Group's accounts.

2.22 Interpretations to existing standards that are not yet effective and not relevant for the Group's operations

The following interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 May 2006 or later periods but are not relevant to the Group's operations:

IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006)
IFRIC 8 requires consideration received is less than fair value of the equity instruments issued-to establish whether or not they fall within the scope of IFRS 2. The Group will apply IFRIC 8 from 1 January 2007, but it is not expected to have any impact on the Group's accounts; and

IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective from 1 March 2006)

IFRIC 7 provides guidance on how to apply the requirement of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of a hyperinflationary economy as its functional currency, IFRIC 7 is not relevant to Group's operations; and

IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006)

IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have changed the terms of their contracts, IFRIC 9 is not relevant to the Group's operations.

3 Financial risk management

3.1 Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest-rate risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

a) Market risk

Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and the UK pound. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

To date, this exposure has not resulted in any significant exchange rate gains or losses. Accordingly, the Company does not hedge its currency exposure.

Price risk

The Company is exposed to debt securities price risk because of investments held by the Company and classified on the consolidated balance sheet as available-for-sale. The Company is not exposed to commodity price risk.

b) Credit risk

The Company is exposed to concentrations of credit risk. The Company holds bank accounts, cash balances and securities at high-credit-quality financial institutions. To monitor the credit quality of its counterparts, the Company relies on credit ratings as published by specialized rating agencies such as Standard & Poor's, Moody's and Fitch. The Company has policies that limit the amount of credit exposure to any single financial institution. The Company is also exposed to credit risk from its trade debtors as its collaborations and licensing income arose from a small number of transactions. The Company has policies in place to enter into such transactions only with highly reputed, financially sound counterparts.

c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, and the ability to close out market positions. To manage liquidity risk, the Company only invests in securities that can be converted into cash promptly.

d) Cash flow and fair value interest rate risk

The Company is exposed to cash flow interest rate risk from its investments in interest-bearing non-derivative assets and borrowings subject to variable interest rates. The Company has policies in place to limit the potential impact on income and operating cash flows arising from changes in interest rates. As of 31 December 2006 available-for-sale financial assets comprise investment funds, which mainly invest in short-term deposits, short-term debt securities, asset backed securities and other money market instruments.

3.2 Accounting for derivative financial instruments and hedging activities

The Company has no derivative financial instruments and does not engage in any hedging activities.

3.3 Fair value estimation

The carrying amounts for accounts receivable and accounts payable are assumed to approximate their fair value due to the relatively short maturity of the respective instruments. The fair value of available-for-sale financial assets (investment funds) which are all quoted on a daily basis is based on current bid rates offered by the investment fund manager, based on the current market price of the fund's assets on the balance sheet date.

The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

4 Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Management makes estimates and assumptions concerning the future. The resulting accounting estimates may, by definition, differ from the related actual results.

Share-based payments

The fair value of share options granted to the Company's management and employees is determined by using valuation techniques. As there had been no public market for the Company's equity securities until February 2005, management's judgment as to the fair value was required and a number of estimates in applying such valuation techniques for the accounting periods before this date, which are described in more detail in Note 20, had to be made.

4.2 Critical judgments in applying the entity's accounting policies

Revenue recognition

The Company generates revenues principally from collaboration and license agreements for its product candidates and proprietary technologies. Such agreements usually provide for multiple performance obligations and multiple fee components. The Management's judgment is required to determine whether such different elements of an agreement are, from the partner's perspective, viewed as one transaction or as separately identifiable components, and, where revenue recognition criteria are applied separately to multiple components of an agreement, to determine the fair value of each component of an arrangement.

5 Expenses by nature

Research and development expenses and general, selling and administrative expenses include the following items by nature of cost:

€ in thousands	**Year ended 31 December**	
	2006	**2005**
Employee benefit expense (Note 6)	14,906	11,460
Consulting & other purchased services	17,515	17,456
Raw materials and consumables used	2,415	2,592
Building and energy	2,186	1,990
Travel and transportation	1,223	1,019
Depreciation and amortization (Notes 12 and 13)	1,025	990
Office and IT costs	635	470
License fees	904	1,176
Advertising costs	239	69
Other expenses	414	195
Total research and development expenses and general, selling and administrative expenses	**41,462**	**37,417**

Operating leasing expenses incurred by the Company amounted to € 940 thousand (2005: € 939 thousand) and are included in building and energy and employee benefit expense, as far as employee habitation is concerned.

6 Employee benefit expense

Employee benefit expenses include the following:

€ in thousands	**Year ended 31 December**	
	2006	**2005**
Salaries	9,224	7,741
Social security contributions	2,760	1,589
Training and education	366	319
Share compensation expense	2,196	1,421
Other employee benefits	360	390
	14,906	11,460

During the year 2006, an average of 165 white - collar workers and 4 blue - collar workers have been employed (2005: 141 white - collar and 3 blue - collar workers)

7 Other income/(expenses), net

Other income, net of other expenses, includes the following:

€ in thousands	Year ended 31 December	
	2006	2005
Foreign exchange gain/(loss)	(169)	191
Taxes, duties, fees, charges, other than income tax	(187)	(172)
R&D tax credit	1,650	3,003
Miscellaneous income/(expenses), net	133	28
	1,427	3,050

R&D tax credit is an Austrian tax premium of 8 % on research and development expenses, which is credited to a company's tax account and may be paid out in cash. In 2005, following changes in Austrian tax law, the Company decided to elect the R&D tax credit for the first time. Income of € 1,650 thousand from such credit was included in other operating income in the year 2006 (2005: € 3,003 thousand).

8 Income from transactions with associates

Income from transactions with associates includes income from sale of research and development assets related to out-licensed product candidates and income from services provided to associates.

9 Finance income/(expenses)

€ in thousands	Year ended 31 December	
	2006	2005
Interest income		
Interest income from bank deposits	603	342
Interest income on available for sale financial assets	679	688
Realized gains from sale of available-for-sale financial assets	187	230
	1,469	1,260
Interest expense		
Interest expense to banks and government agencies	(128)	(195)
Total finance income/(expenses)	**1,341**	**1,065**

The company benefits from government assistance through arranging borrowing facilities that would have otherwise not been available to the Company. This assistance includes guarantees for the amount outstanding and interest subsidies.

Interest expense is presented net of such interest subsidies. Interest subsidies amounted to € 19 thousand in 2006 (2005: € 40 thousand).

Interest subsidies are paid out in advance. Such payments are recorded as deferred income and recognized as a reduction of interest expense in the period when interest on the underlying loan is due.

10 Income taxes

10.1 Income tax (expense)/income

Income tax (expense)/income comprises current and deferred tax.

€ in thousands	Year ended 31 December	
	2006	2005
Current tax	(409)	(5)
Deferred tax	(6)	285
	(415)	280

The individual entities' reconciliations – prepared on the basis of the tax rates applicable in each country and taking into account consolidation procedures – have been summarized in the reconciliation below. The estimated tax charge is reconciled to the effective tax charge disclosed.

The tax on the Company's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

€ in thousands	Year ended 31 December	
	2006	2005
Loss before tax	(15,728)	(25,340)
Tax calculated at domestic tax rates applicable to profits in the respective countries	3,905	6,270
Income not subject to tax	1,448	988
Expenses not deductible for tax purposes	(465)	(372)
Deferred tax asset not recognized	(4,842)	(7,064)
Utilization of previously unrecognized tax losses	(60)	119
Recognition of tax asset previously not recognized	0	329
Tax losses of which no deferred income tax asset was recognized	2	0
Exchange differences	1	14
Minimum corporate income tax	(4)	(4)
Withholding tax	(400)	0
Tax (expense)/income	**(415)**	**280**

10.2 Deferred tax asset

The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

€ in thousands	At 31 December	
	2006	2005
Deferred tax asset from		
Tax losses carried forward	1,000	64
Valuation of associates	88	957
Other items	59	57
Total deferred tax assets	**1,147**	**1,078**
Deferred tax liability from		
Valuation of financial assets	(65)	(47)
Accelerated tax depreciation	(762)	(711)
Intangible assets	(14)	(21)
Other items	(23)	(16)
Total deferred tax liability	**(864)**	**(795)**
Deferred tax, net	**283**	**283**

The tax losses carried forward of € 97,368 thousand are not recognized as it is not probable that future taxable profits will be available against the unused tax losses.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same fiscal authority. The offset amounts are as follows:

€ in thousands	Year ended 31 December	
	2006	2005
Deferred tax assets:		
- Deferred tax asset to be recovered after more than 12 months	59	26
- Deferred tax asset to be recovered within 12 months	1,000	989
	1,059	1,015
Deferred tax liabilities:		
- Deferred tax liability to be recovered after more than 12 months	(776)	(725)
- Deferred tax liability to be recovered within 12 months	0	(7)
	(776)	(732)
	283	283

The resulting deferred tax assets were only recognized for entities where sufficient evidence has been provided that sufficient taxable profit will be available against which the unused tax losses can be utilized in the foreseeable future.

There is no expiration date of tax losses carried forward.

11 Losses per share

Basic losses per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares outstanding during the year, excluding shares purchased by the Company and held as treasury shares (Note 19).

	Year ended 31 December	
	2006	2005
Net loss attributable to equity holders of the Company (€ in thousands)	(16,143)	(25,060)
Basic and diluted losses per share (€ per share)	(0.45)	(0.79)
Weighted average number of shares outstanding	36,091,023	31,610,869

Diluted losses per share equal basic losses per share because the conversion of all potentially dilutive shares (outstanding share options, Note 20) would result in a decrease in the loss per share and is therefore not to be treated as dilutive.

12 Property, plant and equipment

€ in thousands	Buildings and leasehold improvements	Manufacturing and laboratory equipment	Computer Hardware	Furniture, fittings and other	Assets in course of construction	Total
Year ended 31 December 2005						
Opening net book value	2,301	3,183	201	233	0	5,918
Exchange rate differences	49	47	2	1	0	99
Additions	0	561	43	19	1,484	2,107
Disposals	0	(2)	0	0	0	(2)
Depreciation charge	(208)	(587)	(105)	(43)	0	(943)
Closing net book value	2,142	3,202	141	210	1,484	7,179
At 31 December 2005						
Cost	2,986	5,531	542	394	1,484	10,937
Accumulated depreciation	(844)	(2,329)	(401)	(184)	0	(3,758)
Net book amount	2,142	3,202	141	210	1,484	7,179
Year ended 31 December 2006						
Opening net book value	2,142	3,202	141	210	1,484	7,179
Exchange rate differences	33	34	0	0	30	97
Additions	0	728	113	80	3,022	3,944
Disposals	0	0	(1)	0	0	(1)
Depreciation charge	(208)	(630)	(84)	(43)	0	(966)
Closing net book value	1,967	3,334	169	246	4,536	10,253
At 31 December 2006						
Cost	3,024	6,294	652	474	4,536	14,980
Accumulated depreciation	(1,057)	(2,960)	(483)	(227)	0	(4,727)
Net book value	1,967	3,334	169	246	4,536	10,253

Depreciation and amortization expense of € 949 thousand (2005: € 909 thousand) has been charged to research and development expenses and € 76 thousand (2005: € 81 thousand) to general, selling and administrative expenses.

13 Intangible assets

€ in thousands	Software	Production technology	Total
Year ended 31 December 2005			
Opening net book value	61	89	150
Exchange rate differences	0	3	3
Additions	2	0	2
Amortization charge	(24)	(23)	(47)
Closing net book value	39	69	108
At 31 December 2005			
Cost	133	115	248
Accumulated depreciation	(94)	(46)	(140)
Net book value	39	69	108
Year ended 31 December 2006			
Opening net book value	39	69	108
Exchange rate differences	0	1	1
Additions	108	0	108
Amortization charge	(36)	(23)	(59)
Closing net book value	111	47	157
At 31 December 2006			
Cost	241	117	358
Accumulated depreciation	(130)	(70)	(200)
Net book value	111	47	157

14 Investments in associates

The Company held interests in the following associates, over which it exercised a significant influence and which were accounted for in the Company's consolidated financial statements using the equity method of accounting:

		At 31 December	
	Country	2006	2005
Biovertis - Information Driven Drug Design AG *	Austria	10.4 %	10.4 %
Pelias Biomedizinische Entwicklungs AG	Austria	46.0 %	46.0 %

*associate until 30 November 2005

The following shows the development of the book value of investments in associates:

€ in thousands	2006	2005
Beginning of the year	0	0
Acquisition of associates	0	40
Additional capital paid in	950	1,000
Obligation to make additional contribution	1,000	500
Share of loss*	(1.437)	(1,540)
End of the year	513	0

* The share of loss charged to income statement is limited to the book value of the investment.

Investments in associates at 31 December 2006 do not include any goodwill.

In November 2005, Biovertis – Information Driven Drug Design AG ("Biovertis") completed a private placement of 194,194 new shares, and the interest held by the Company was reduced to 10.4 % from 25 %. As a result, Biovertis is no longer considered an associate and has since been presented as a non-current available-for-sale financial asset.

Summarized financial information prepared in accordance with IFRS for Pelias Biomedizinische Entwicklungs AG ("Pelias"), the Company's only associate is as follows:

€ in thousands	Year ended 31 December 2006 - unaudited -	Year ended 31 December 2005 - unaudited -
Revenues	1,378	0
Net loss	2,428	3,824
	At 31 December 2006 - unaudited -	**At 31 December 2005 - unaudited -**
Assets	4,107	855
Liabilities	2,991	2,800

15 Available-for-sale financial assets

The following table shows the development of the book value of the Company's available-for-sale financial assets:

€ in thousands	2006	2005
Beginning of the year	44,894	23,183
Additions	36,398	39,670
Disposals	(16,145)	(17,895)
Fair value revaluation surplus/(deficit)	376	(64)
End of the year	65,523	44,894

Available-for-sale financial assets include money market investment funds only.

The amount of fair value revaluation surplus that had originally been booked to equity and was subsequently recognized in profit or loss on sale of available-for-sale financial assets for the year 2006 was € 205 thousand (2005: € 206 thousand).

16 Trade receivables and other assets

Trade receivables and other assets include the following:

€ in thousands	At 31 December	
	2006	2005
Trade receivables	122	332
Less: provision for impairment of receivables	0	0
Trade receivables, net	122	332
Prepaid expenses	176	148
Receivables from associates (Note 30)	810	1,207
Other receivables	4,304	4,522
Loans to related parties (Note 30)	233	472
	5,645	6,681
Less non-current portion	(233)	(239)
	5,413	6,442

All other non-current assets are due within five years of the balance sheet date.

The fair values of trade and other receivables are as follows:

€ in thousands	At 31 December	
	2006	2005
Trade receivables	122	332
Prepaid expenses	176	148
Accounts receivable from associates	810	1,207
Other receivables	4,304	4,522
Loans to related parties	233	469
	5,645	6,678

Loans to related parties are non-interest bearing (Note 30).

17 Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand and short-term bank deposits with a maturity of less than 3 months.

18 Restricted cash

Restricted cash represents cash received as an advance under a grant contract from the European Commission which was awarded to a consortium of biotechnology companies and academic institutions coordinated by the Company. As coordinator, the Company receives advance payments and is obligated to pass them on to other members of the consortium, when certain conditions, set out in a consortium agreement, are fulfilled. The related liability is included in other payables (Note 23).

19 Share capital

€ in thousands (except number of shares)	Number of shares	Capital paid in by share-holders	Capital from ESOP*	Treasury shares Number of shares	Treasury shares Book value	Total share capital
Balance at 1 January 2005	*24,078,000*	89,764	3,924	*556,927*	(566)	93,122
Employee share option plan:						
- value of employee services	-	-	1,395	-	-	1,395
- proceeds from shares issued	*109,100*	202	-	-	-	202
- treasury stock re-issued	-	-	-	*(26,000)*	25	25
Issuance of common stock 28 February 2005 (IPO)	*8,500,000*	46,750	-	-	-	46,750
Issuance of common stock 18 March 2005 (IPO greenshoe)	*989,132*	5,441	-	-	-	5,441
Treasury stock re-issued, 29 April 2005	-	-	-	*(12,538)*	38	38
Cost of equity transactions	-	(5,874)	-	-	-	(5,874)
Balance at 31 December 2005	*33,676,232*	136,283	5,319	*518,389*	(503)	141,099
Balance at 1 January 2006	*33,676,232*	136,283	5,319	*518,389*	(503)	141,099
Employee share option plan:						
- value of employee services	-	-	1,646	-	-	1,646
- proceeds from shares issued	*1,118,830*	1,521	-	-	-	1,521
- Treasury stock re-issued	-	-	-	*(12,500)*	12	12
Issuance of common stock, 4 July 2006	*4,736,835*	59,123	-	-	-	59,123
Cost of equity transactions	-	(3,135)	-	-	-	(3,135)
Balance at 31 December 2006	*39,531,897*	193,792	6,965	*505,889*	(491)	200,266

* Employee share option plan

At 31 December 2006, the Company had issued 39,531,897 common shares, which were fully paid in. The shares issued have no par value. Each share of the Company has one equal vote and equal dividend right.

In addition, the Company has 3,096,470 shares of conditional capital and authorized conditional capital available to service the exercise of existing and future stock options (Note 20) and 5,263,165 shares of authorized capital available, which the Management Board may use for issuing new shares until 12 May 2011, subject to approval by the Supervisory Board.

In July 2006 the Company has completed a public offering of 4,736,835 new shares and 4,211,013 existing shares (including the over-allotment) at an offering price of € 12.36 per share, which resulted in gross proceeds of € 58.5 million. The net proceeds from the issuance of new shares, after deducting € 3.1 million in offering fees and expenses, were € 55.4 million.

On 8 February 2005, the Company's shares were admitted for listing on the Official Market (*Amtlicher Handel*) of the Vienna Stock Exchange and started trading on the Prime Market Segment on 28 February 2005, following the completion of an initial public offering. In connection with the offering, the Company issued 9,489,132 shares of common stock, including shares that were issued upon the exercise of the over-allotment option granted to the underwriters, at € 5.50 per share for aggregate gross proceeds of € 52.2 million. After deducting underwriters' commissions of € 2.8 million and offering expenses of € 3.4 million, the Company received net proceeds of approximately € 46.0 million from the offering.

Treasury stock

In previous accounting periods, the Company had acquired a certain number of its own shares. The amount paid to acquire these shares was recorded at cost and deducted from equity. Such amount deducted from equity was € 491 thousand in the aggregate on 31 December 2006 and € 503 thousands on 31 December 2005.

In 2005, the Company transferred 26,000 treasury shares to its employees for no consideration as an equity incentive. In addition, the Company transferred 12,538 treasury shares to a former employee following a judicial procedure.

In 2006, the Company sold 12,500 of its treasury shares to members of the Supervisory Board upon the exercise of share options.

20 Share options

Share options are granted to members of the Management Board, Supervisory Board and employees. In general, options are for the first time exercisable in four equal portions after the Annual General Shareholders' Meeting in the second, third, fourth and fifth year after being granted (the vesting period). Special option packages are offered to members of the Management Board and to key employees upon hiring or as a special incentive vest after three years. All options expire no later than five years after their granting. Options are not transferable or negotiable and unvested options lapse without compensation upon termination of employment with the Company (cancellation).

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2006		2005	
	number of options	Average exercise price in € per share	number of options	Average exercise price in € per share
Outstanding at 1 January	3,105,300	3.43	2,523,200	1.91
Granted	813,000	16.17	730,000	8.46
Forfeited	(149,175)	4.68	(38,800)	1.99
Exercised	(1,131,330)	1.86	(109,100)	1.85
Outstanding at 31 December	**2,637,795**	**7.98**	**3,105,300**	**3.43**
Exercisable at 31 December	531.145	1.87	749,550	1.85

All amounts have been adjusted to reflect the capital adjustment in June 2004 (stock split 1:100).

Options exercised in 2006 resulted in 1,118,830 shares being issued (2005: 109,100 shares) at € 1.85 to € 2.10 each. In addition, 12,500 shares of treasury stock (recorded at an average historical price of € 0.97) were sold at € 1.85 to € 2.10 per share in 2006 for servicing the exercise of stock options. The weighted average value per share at the time of option exercise was € 12.36 in 2006 (2005: € 7.24).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Expiry date	Exercise price in € per share	Number of Options at 31 December 2006	2005
June 2006	1.85	-	628,700
June 2007	1.85	99,300	227,400
June 2008	1.85	607,720	961,600
June 2009	2.10	442,775	557,600
June 2010	5.50	10,000	10,000
June 2010	8.50	685,000	720,000
June 2011	10.72	70,000	-
June 2011	16.85	723,000	-
		2,637,795	3,105,300

The weighted-average grant-date fair value of options granted during the year 2006 was € 4.70 (2005: € 2.17). The fair value of the granted options granted was determined using the Black Scholes valuation model. The significant inputs into the models were:

	2006	2005
Expected volatility	32.98 – 39.47	26.83 – 48.42
Expected vesting period (term in years)	1.50 – 4.50	1.50 – 4.50
Risk-free interest rate (%)	3.57 – 3.90	2.08 – 3.06

In 2006, 813,000 share options were granted to members of the Management Board, Supervisory Board and employees at € 10.72 -16.85 per share (expiry date: June 2011).

21 Other reserves

€ in thousands	Unrealized gains	Currency Translation	Total
Balance at 1 January 2005	**356**	**(62)**	**294**
Fair value losses from available-for sale financial assets	(64)	0	(64)
Currency translation differences	0	33	33
Balance at 31 December 2005	**292**	**(29)**	**263**
Balance at 1 January 2006	**292**	**(29)**	**263**
Fair value gains from available-for sale financial assets	376	0	376
Currency translation differences	0	29	29
Balance at 31 December 2006	**668**	**0**	**668**

22 Post-employment benefit obligations

As required under Austrian labor law, the Company makes contributions to a multi-employer defined contribution plan (*Mitarbeitervorsorgekasse*). Monthly contributions to this plan are recognized in the period incurred. Monthly contributions to the scheme amount to 1.53 % of the salary of each respective employee. In the years ended 31 December 2006 and 2005, contribution costs amounted to € 101 thousand, and € 71 thousand respectively.

23 Trade and other payables

Trade and other payables include the following:

€ in thousands	At 31 December	
	2006	2005
Trade payables	3,899	6,334
Accrued expenses	4,330	2,907
Social security and other taxes	478	344
Other payables	1,657	871
	10,363	10,456

24 Deferred Income

Deferred income includes payments received under collaboration and licensing agreements and grant contracts attributable to future accounting periods.

25 Borrowings

Borrowings of the Company at year end include the following:

€ in thousands	At 31 December	
	2006	2005
Loans due to commercial banks guaranteed by FFG (Forschungs-Förderungs-Gesellschaft mbH)	585	900
Loans due to a commercial bank guaranteed by aws (Austria Wirtschaftsservice Gesellschaft mbH)	1,395	2,093
Loan due to aws (Austria Wirtschaftsservice Gesellschaft mbH)	1,174	1,214
Total borrowings	3,155	4,207
Less: current portion of long term debt	(998)	(1,337)
Total non current borrowings	2,157	2,870

The maturity of non-current borrowings is as follows:

€ in thousands	At 31 December	
	2006	2005
Between 1 and 2 years	698	998
Between 2 and 3 years	0	698
Between 3 and 4 years	1,174	0
Between 4 and 5 years	285	1,174
Over 5 years	0	0
	2,157	2,870

The effective interest rates on the balance sheet date were as follows:

€ in thousands	At 31 December 2006	At 31 December 2005
Loans due to commercial banks guaranteed by FFG (Forschungs-Förderungs-Gesellschaft mbH)	1.96% - 2.00%	1.96 %
Loans due to a commercial bank guaranteed by aws (Austria Wirtschaftsservice Gesellschaft mH)	2.95 % and 3 M EURIBOR + 0.5 %	2.95 % and 3 M EURIBOR + 0.5 %
Loan due to aws (Austria Wirtschaftsservice Gesellschaft mbH)	4.00 %	4.00 %

As outlined in Note 9, all loans are guaranteed by Austrian governmental organizations. For one loan, the company in addition receives subsidies on interest under these programs.

The following table presents the fair value based on the year-end bank interest rate of 4.25 % (2005: 4 %) for the guaranteed borrowings without interest subsidy:

€ in thousands	Carrying amounts at 31 December		Fair values at 31 December	
	2006	2005	2006	2005
Loans due to commercial banks guaranteed by FFG (Forschungs-Förderungs-Gesellschaft mbH)	585	900	561	882
Loans due to a commercial bank guaranteed by aws (Austria Wirtschafts-service Gesellschaft mbH)	1,395	2,093	1,396	2,084
Loan due to aws (Austria Wirtschafts-service Gesellschaft mbH)	1,174	1,214	1,210	1,257
	3,154	4,207	3,167	4,223

26 Cash used in operations

The following shows the adjustments to reconcile net loss to net cash used in operations:

€ in thousands	Note	Year ended 31 December	
		2006	2005
Loss for the period		(16,143)	(25,060)
Adjustments for			
- Depreciation and amortization	12/13	1,023	990
- Share - based compensation	20	1,646	1,421
- Tax	10	415	(280)
- (Profit)/loss from sale of property, plant and equipment	below	1	2
- Other non cash expense		561	0
- Profit on disposal of available-for-sale financial assets	15	(187)	(231)
- Interest income	9	(679)	(688)
- Interest expense	9	128	195
- Share of loss from associates	14	1,437	1,540
- Changes in other long term assets		247	8
Changes in working capital (excluding the effects of acquisition and exchange rate differences on consolidation):			
- Work in progress		0	311
- Trade and other receivables		562	(5,752)
- Restricted cash		176	129
- Trade and other payables		3,420	3,542
Cash used in operations		(7,393)	(23,873)

The following table shows the adjustments to reconcile net loss from sale of property, plant and equipment to proceeds from sale of property, plant and equipment:

		2006	2005
Net book value		1	2
Loss on sale of property, plant and equipment	12	(1)	(2)
Proceeds from sale of property, plant and equipment		0	0

27 Collaboration and license agreements

The Company has entered into various agreements with industrial partners and agencies under which it receives or grants certain rights on vaccine technologies, product candidates and intellectual property. The terms of these agreements include milestone payments, which are contingent on achievement of certain development milestones by the party receiving such rights as well as royalty payments, which are contingent on sales of products derived through use of such rights.

In-license agreements

In June 1998, the Company entered into an agreement with Boehringer Ingelheim International GmbH (BII). Pursuant to this agreement, the Company obtained the right to use the TransVax technology in the research and development of products for laboratory, pharmaceutical and diagnostic use. In April 2003, the parties signed a license agreement, giving the Company commercialization rights for products based on the TransVax technology for a broad range of disease areas. In return, the Company has granted royalties on future net product sales to BII.

In April 2003, the Company entered into a set of agreements with VaccGen International, LLC ("VaccGen") for acquiring a vaccine project targeting Japanese Encephalitis virus infections. Under the terms of these agreements, the Company has obtained an exclusive license and certain documents and materials, which as a whole will allow it to further develop the product and to market it after successful completion of the development process and after regulatory approval. VaccGen will in turn receive milestone payments, and royalty payments on product sales. Expected future funding commitments for milestone payments under this agreement are $ 4,700 thousand (2005: $ 5,700 thousand).

In September 2003, the Company obtained a worldwide exclusive license from the National Institutes of Health (NIH) and the Centers for Disease Control and Prevention (CDC) within the US Department of Health and Human Services for certain intellectual property rights relevant for the Company's therapeutic vaccine to treat Hepatitis C. The Company is subject to annual license and milestone payments. In addition, royalties on net sales will be payable by the Company upon commercialization.

In November 2004, the Company obtained a worldwide non-exclusive license from Aventis Pasteur S.A. (now Sanofi Pasteur S.A.) for certain intellectual property rights related to the Company's Japanese Encephalitis vaccine. The Company is not required to pay any upfront or milestone payments in connection with this license, but the Company will be required to pay royalties on net sales of the vaccine upon its commercialization.

License and milestone payments amounting to € 904 thousand (2005: € 1,176 thousand) have not been recognized as intangible assets due to the uncertainty as to whether such assets will generate any future economic benefits for the company.

Future royalty obligations which are contingent upon future product sales are not quantifiable due to uncertainty over future product sales.

Out-license agreements

In December 2003, the Company entered into collaboration and licensing agreement with Aventis Pasteur S.A. (now Sanofi Pasteur S.A.) under which it has identified relevant antigens for the use in a bacterial vaccine. In June 2005, Sanofi exercised its option to acquire a worldwide exclusive license from the Company with respect to the intellectual property rights in the specific field of this collaboration. The Company is entitled to receive license fees, research and development funding, milestone payments and royalty payments on product sales.

In February 2004, the Company entered into a commercial license agreement with the Statens Serum Institut (SSI) for the development of a new prophylactic tuberculosis vaccine. The vaccine combines recombinant tuberculosis antigens developed by SSI with the Company's synthetic Immunizer IC 31™ as an adjuvant. The Company has the right to receive an immediate initial fee, mile stone payments and a substantial share in the profits on the future product commercialization.

In May 2004, the Company signed a worldwide exclusive commercial license agreement with Merck&Co., Inc. ("Merck") allowing Merck to develop a bacterial vaccine against Staphylococcus aureus infections and granting Merck an option to develop antibody products. This option was exercised in May 2006. The Company will, upon successful completion of certain development milestones by Merck, receive further license payments and has the right to royalty payments on future product sales.

In March 2006, the Company entered into a collaboration agreement with Kirin Brewery Co Ltd. to develop human monoclonal antibodies against severe infections caused by Streptococcus pneumoniae. Over the term of the agreement, Intercell is entitled to receive license fees, milestone payments, and significant royalties on future net sales of the product.

In September 2006, the Company has entered into an agreement with Wyeth Pharmaceuticals under which it granted a worldwide non-exclusive license option to use Intercell' s synthetic adjuvant IC31™ in various selected infectious disease vaccine programs. After exercise of the license-option, Intercell is entitled to receive option exercise and milestone payments as well as royalties on future product net sales.

In October 2006, the Company entered into an agreement with Merck Sharp & Dohme Research Ltd., an affiliate of Merck & Co., Inc. ("Merck") under which it granted a worldwide exclusive commercial license to develop a prophylactic vaccine against Group A Streptococcus infections and a license-option to develop antibody products. In addition, the Company will perform certain research services in connection with the development of the vaccine. The Company has received an initial license payment and will receive further milestone payments upon successful completion of certain development milestones by Merck as well as service fees and royalty payments on future product sales.

A commercial collaboration and license agreement with SciGen Ltd. for the development of a new therapeutic Hepatitis B vaccine, which the Company had entered into in December 2004, was terminated in November 2006.

Other collaborations

In June 2006, the Company agreed to enter into a marketing and distribution partnership for its Japanese encephalitis vaccine in the United States, Europe and certain other markets in Asia and Latin America with Novartis Vaccines and Diagnostics, Inc. ("Novartis"). In addition, Novartis invested € 29.7 million in the purchase of new shares of the Company in a public offering in June 2006 and received first negotiation rights with respect to certain product candidates derived from the Company's technology platforms.

In December 2006, the Company agreed the further terms and conditions of the marketing and distribution partnership with Novartis by executing a detailed marketing and distribution agreement. Under the terms of this agreement, Intercell is responsible for the development and manufacturing of the vaccine and will sell the vaccine to Novartis at a transfer price, which is based on the net sales of the vaccine less a certain distribution margin. Novartis is responsible for marketing and distribution of the vaccine at its own cost and, in addition, is obliged to make certain milestone payments upon achievement of development and regulatory milestones by the Company. A milestone payment of € 10 million depending on final phase III data has been received in December 2006 and further milestone payments will be due upon regulatory approvals of the vaccine in the United States and European Union.

In addition, the Company has entered into marketing and distribution alliances with CSL Ltd. for Australia, New Zealand, Papua New Guinea and certain Pacific islands and with Biological E Limited for India, Pakistan, Nepal and Bhutan.

The Company has also entered into a number of material transfer agreements with pharmaceutical and biotechnology companies pursuant to which it makes its proprietary adjuvant technology available for evaluation for the development of novel vaccines, without granting any commercial rights.

28 Commitments and Contingencies

Future aggregate minimum lease commitments under non-cancelable operating leases are as follows:

€ in thousands	At 31 December	
	2006	2005
Not later than 1 year	695	969
Later than 1 year and not later than 5 years	5,328	4,482
Later than 5 years	10,510	12,012
	16,533	17,463

In addition, the Company leases parking space, employee habitation, cars and equipment under cancelable operating lease agreements. These leases have varying termination clauses.

The Company has entered into contractual arrangements with members of the Management Board and key employees entitling them to a one-off payment in certain cases of termination of their employment relationship with the company. Contingent liabilities under these contractual arrangements on 31 December 2006 amounted to € 1,171 thousand (on 31 December 2005: € 651 thousand).

For commitments and contingencies resulting from transactions with related parties see note 30.

29 Business combinations

No acquisitions have been made in the years ended 31 December 2005 and 2006.

Subsequently to the balance sheet date, the Company acquired additional 50.4 % of the shares outstanding from its former associated company Pelias Biomedizinische Entwicklungs AG ("Pelias") in exchange for 349,815 new Intercell shares (see note 31). The fair value of the shares issued was determined using the last stock exchange price before the acquisition date. The Company holds approximately 100 % of the shares outstanding of Pelias. Pelias, together with its subsidiaries, is engaged in research and development in the field of hospital infections.

Details of net assets acquired and goodwill are as follows:

Purchase consideration	
- Initial contributed capital at formation	32
- Additional capital calls	3,450
- Fair value of shares issued as consideration at acquisition date	6,034
- Direct costs relating to the acquisition	36
Total purchase consideration	9,552
Increase in fair value of net assets already held, net of initial contributed capital and capital-calls	2,492
Fair value of net assets acquired	(12,044)
Goodwill	0

The assets and liabilities arising from the acquisition, provisionally determined, are as follows:

	Fair value	Acquiree's carrying amount
Cash and cash equivalents (including restricted cash)	2,917	2,917
Property, plant and equipment and Software	152	152
Trade and other receivables	1,031	1,031
In-process Research and Development projects	19,253	-
Deferred tax liabilities	(4,813)	-
Trade and other payables	(2,792)	(2,792)
Borrowings (silent partnership)	(3,702)	0
Net assets acquired	12,044	1,308

30 Related-party transactions

The following transactions were carried out with related parties:

Sales of goods and services

€ in thousands	Year ended 31 December	
	2006	2005
Sales of capital assets and intellectual property rights to associates	0	900
Sales of goods and services to associates	951	133
	951	1,033

In 2006, the Company received service fees of € 900 thousand from Pelias Biotechnologies GmbH, an affiliate of Pelias Biomedizinische Entwicklungs AG (together "Pelias") for research services performed in the field of hospital acquired bacterial infections. In 2005, the Company received € 900 thousand under a capital asset purchase agreement with Pelias for the transfer of certain know-how and materials in the field of hospital infections. In addition, the company received fees for administrative services and pass-through costs from Pelias.

The Company is also party to a licensing agreement with Pelias in the field of hospital infections under which it is entitled to receive royalty payments on product sales and to a shareholders' agreement with Pelias and its other shareholders.

Key management compensation

The aggregate compensation of the members of the Company's Management Board includes the following:

€ in thousands	Year ended 31 December	
	2006	2005
Salaries and other short-term employee benefits	2,005	1,741
Other long-term benefits	36	46
Share-based payments (stock compensation expense)	1,147	887
	3,188	2,674

Supervisory Board compensation

The aggregate compensation of the members of the Company's Supervisory Board amounted to € 219 thousand (2005: € 152 thousand).

Year-end balances arising from sales of goods/services

€ in thousands	At 31 December	
	2006	2005
Receivables from related parties:		
Associates	10	1,207

Year-end balances of loans to related parties

€ in thousands	At 31 December	
	2006	2005
Fair value of loans to associates	800	0
Fair Value of loans to Management	233	472
	1,033	472
Less: current portion	(800)	(225)
Non-current portion	233	247

In 2001, the Company granted an interest-free loan of € 247 thousand to Alexander von Gabain, the Company's Chief Scientific Officer which had an initial term of five years and was subsequently extended until termination of his employment. Another former key employee of the Company who has also received a loan of € 247 thousand repaid his loan in full in March 2006. No provision has been required for loans to the management. In October 2006, the Company granted a short-term loan of € 800 thousand to Pelias.

Commitments and contingencies

In October 2006, the Company entered into a bridge loan agreement with Biovertis Information Driven Drug Design AG ("Biovertis"), under which it committed, subject to certain terms and conditions, to provide a loan of € 500 thousand to Biovertis. The loan, if drawn, may subsequently be redeemed or converted in shares of Biovertis' preferred stock.

31 Events after the balance sheet date

In January 2007, the Company acquired 32,692 shares in Pelias Biomedizinische Entwicklungs AG in exchange for 349,815 new Intercell shares with a market value of € 6,034 thousand (see Note 29). After the acquisition, the Company holds all of the outstanding shares of Pelias, except one share, which is held by ATI Vermögenstreuhandgesellschaft m.b.H. Following the completion of the transaction, the Company's total number of shares outstanding is 39,375,823.

Vienna, 22 March 2007

The Management Board:

signed:
Dr. Gerd Zettlmeissl

signed: Univ.-Prof. Dr. Alexander von Gabain	signed: Dr. Werner Lanthaler

The consolidated financial statements of Intercell AG for the fiscal year from 1 January 2006 to 31 December 2006, the management report and the audit opinion thereon have been issued in German language in accordance with section 245a and 193 of the Austrian Commercial Code. We draw attention to the fact that this translation into English is presented for convenience purposes only and that the German wording is the only legally binding version.

Our annual consolidated financial statements and the accompanying notes set forth herein on pages F-43 through F-93 do not constitute the full set of our annual consolidated financial statements as of and for the year ended December 31, 2005 within the meaning of Section 245a of the Austrian Commercial Code, since our management report (Lagebericht) for such year has not been included therein.

Our annual consolidated financial statements for the fiscal year from January 1, 2005 to December 31, 2005, the management report and the audit opinion thereon have been issued in German language in accordance with Section 245a and 193 of the Austrian Commercial Code and the audit opinion set forth below relates to such financial statements and management report.

Auditor's Report

We have audited the consolidated financial statements of Intercell AG for the fiscal year from 1 January 2005 to 31 December 2005. The Company's Management Board ("Vorstand") is responsible for the preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards/IFRSs as adopted by the European Union and with section 245a (1) of the Austrian Commercial Code, as well as for the preparation of the management report for the group in accordance with Austrian regulations. Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to state whether the management report for the group is consistent with the consolidated financial statements.

We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and, supplementary, with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether we can state that the management report is consistent with the consolidated financial statements. In determining the audit procedures, knowledge of the business activities, the economic and legal environment of the group as well as expectations as to possible misstatements are taken into account. An audit includes procedures to obtain evidence about amounts and other disclosures in the consolidated financial statements predominantly on a sample basis. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements comply with legal requirements and present fairly, in all material respects, the financial position of the Group as of 31 December 2005, and the results of its operations and its cash flows for the fiscal year from 1 January 2005 to 31 December 2005 in accordance with International Financial Reporting Standards as adopted by the EU and with section 245a (1) of the Austrian Commercial Code. The management report is consistent with the consolidated financial statements.

Without qualifying our opinion, we draw attention to the following matter:

Note 2.1 in the consolidated financial statements indicates that the Company is exposed to special risks inherent in its business as a loss-making Biotech group which is not yet marketing any products and has accumulated losses amounting to TEUR 91,709. Management does not expect the Company to become profitable in the near future, but believes that the Company has sufficient resources to satisfy its liquidity requirements for more than the next 12 months and that the Initial Public Offering in 2005 provides the Company broader access to additional capital. A material delay or failure of product development or commercialisation may, in the medium term, jeopardize the Company's ability to continue as a going concern.

Vienna, 23 March 2006

PwC Wirtschaftsprüfung AG
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft

signed:

Aslan Milla
Austrian Certified Public Accountant

AUDITED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

INTERCELL AG

CONSOLIDATED INCOME STATEMENT

€ in thousands	Note	Year ended 31 December 2005	2004	2003
Revenues		**8,469**	**4,580**	**2,746**
Revenues from collaborations and licensing		6,345	3,407	637
Grant income		2,124	1,173	2,109
Operating Expenses		**(33,334)**	**(21,936)**	**(20,116)**
Research and development expenses		(28,460)	(16,855)	(15,591)
General, selling and administrative expenses		(8,957)	(7,943)	(4,543)
Income from transactions with associated companies		1,033	3,779	108
Other income/(expenses), net	8	3,050	(917)	(90)
Operating loss		**(24,865)**	**(17,356)**	**(17,370)**
Finance income/(expenses), net	10	1,065	(174)	119
Share of loss of associated companies	15	(1,540)	(3,508)	(4)
Loss before income tax		**(25,340)**	**(21,038)**	**(17,255)**
Income tax (expense)/income	11	280	(4)	45
Loss for the year		**(25,060)**	**(21,042)**	**(17,210)**

Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in € per share)

	Note	2005	2004	2003
- basic and diluted	12	(0.79)	(0.90)	(1.08)

INTERCELL AG

CONSOLIDATED BALANCE SHEET

€ in thousands	Note	At 31 December 2005	2004	2003
ASSETS				
Non-current assets		**7,809**	**6,562**	**3,417**
Property, plant and equipment	13	7,179	5,918	2,659
Intangible assets	14	108	150	14
Deferred tax assets	11	283	0	0
Other non-current assets	17	239	494	744
Current assets		**56,986**	**32,600**	**36,894**
Work in progress	18	0	311	0
assets	17	6,442	444	1,328
Available-for-sale financial assets	16	44,894	23,183	10,945
Restricted cash	20	366	495	0
Cash and cash equivalents	19	5,284	8,167	24,621
Total assets		**64,795**	**39,162**	**40,311**
EQUITY				
Capital and reserves attributable to the Company's equity holders		**49,653**	**26,767**	**28,271**
Share capital	21	141,099	93,122	73,757
Other reserves	24	263	294	121
Retained earnings		(91,709)	(66,649)	(45,607)
LIABILITIES				
Non-current liabilites		**2,870**	**4,143**	**5,736**
Borrowings	27	2,870	4,143	5,736
Current liabilities		**12,272**	**8,252**	**6,304**
Trade and other payables	26	10,935	6,551	4,624
Borrowings	27	1,337	1,701	1,680
Total liabilities		**15,142**	**12,395**	**12,040**
Total equity and liabilities		**64,795**	**39,162**	**40,311**

INTERCELL AG

CONSOLIDATED CASH FLOW STATEMENT

€ in thousands	Note	Year ended 31 December 2005	2004	2003
Cash flows from operating activities				
Loss for the period		(25,060)	(21,042)	(17,210)
Depreciation and amortisation	13	990	870	615
Share-based compensation	23	1,421	1,931	1,241
Tax	11	(280)	4	(45)
Other adjustments for reconciliation to cash used in operations	28	826	4,284	(241)
Changes in working capital	28	(1,770)	2,148	2,202
Cash used in operations	28	**(23,873)**	**(11,805)**	**(13,438)**
Interest paid		(147)	(153)	(233)
Income tax paid/income tax credit		(3)	(4)	45
Net cash used in operating activities		**(24,023)**	**(11,962)**	**(13,626)**
Cash flows from investing activities				
Acquisition of subsidiary, net of cash acquired	32	-	(3,332)	-
Proceeds from sale (purchases) of property, plant and equipment, net	13/28	(1,865)	(1,048)	(359)
Purchases of intangible assets	14	(2)	(61)	0
Proceeds from sale (purchases) of available-for-sale financial assets, net	16	(21,545)	(11,834)	10,185
Investments in associated companies	15	(1,040)	(3,508)	0
Interest received		688	45	33
Net cash provided by (used in) investing activities		**(23,764)**	**(19,738)**	**9,859**
Cash flows from financing activities				
Proceeds from issuance of ordinary shares	21	46,518	17,065	25,327
Disposal /(purchase) of treasury shares	21	38	5	(490)
Repayment of borrowings	22/27	(1,685)	(1,883)	(624)
Net cash provided by financing activities		**44,871**	**15,187**	**24,213**
Net increase/(decrease) in cash		**(2,916)**	**(16,513)**	**20,446**
Cash at beginning of the year		8,167	24,621	4,162
Exchange gains on cash		33	59	13
Cash at end of the year	19	**5,284**	**8,167**	**24,621**
Cash, short-term deposits and marketable securities at end of period		**50,178**	**31,350**	**35,566**

INTERCELL AG

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

€ in thousands	Share capital	Other reserves	Retained earnings	Total equity
Balance at 1 January 2003	47,679	184	(28,397)	19,466
Fair value gains from available-for-sale financial assets	-	(76)	-	(76)
Currency translation differences	-	13	-	13
Net expense recognised directly in equity	-	(63)	-	(63)
Loss for the year	-	-	(17,210)	(17,210)
Total recognised expense for 2003	-	(63)	(17,210)	(17,273)
Employee share option plan:				
- value of employee services	1,241	-	-	1,241
Issuance of preferred stock series C, 14 July 2003 (€ 370 per share)	3,073	-	-	3,073
Issuance of preferred stock series C, 20 November 2003 (€ 370 per share)	1,383	-	-	1,383
Additional capital paid in, 19 December 2003	21,692	-	-	21,692
Share buy-back	(490)	-	-	(490)
Cost of equity transactions	(821)	-	-	(821)
	26,078	-	-	26,078
Balance at 31 December 2003	**73,757**	**121**	**(45,607)**	**28,271**
Balance at 1 January 2004	73,757	121	(45,607)	28,271
Fair value gains from available-for-sale financial assets	-	259	-	259
Currency translation differences	-	(86)	-	(86)
Net income recognised directly in equity	-	173	-	173
Loss for the year	-	-	(21,042)	(21,042)
Total recognised income/(expense) for 2004	-	173	(21,042)	(20,869)
Employee share option plan:				
- value of employee services	1,931	-	-	1,931
- proceeds from shares issued	258	-	-	258
Additional capital paid in, 21 June 2004	17,353	-	-	17,353
Treasury stock re-issued to silent partnership investors (in-kind drawing), 29 September 2004	364	-	-	364
Cost of equity transactions	(541)	-	-	(541)
	19,365	-	-	19,365
Balance at 31 December 2004	**93,122**	**294**	**(66,649)**	**26,767**
Balance at 1 January 2005	**93,122**	**294**	**(66,649)**	**26,767**
Fair value gains from available-for-sale financial assets	-	**(64)**	-	**(64)**
Currency translation differences	-	33	-	33
Net expense recognised directly in equity	-	(31)	-	(31)
Loss for the year	-	-	(25,060)	(25,060)
Total recognised expense for 2005	-	(31)	(25,060)	(25,091)
Employee share option plan:				
- value of employee services	1,395	-	-	1,395
- proceeds from shares issued	202	-	-	202
- treasury stock re-issued	25	-	-	25
Issuance of common stock, 28 February 2005 (IPO)	46,750	-	-	46,750
greenshoe)	5,441	-	-	5,441
Treasury stock re-issued, 29 April 2005	38	-	-	38
Cost of equity transactions	(5,874)	-	-	(5,874)
	47,977	-	-	47,977
Balance at 31 December 2005	**141,099**	**263**	**(91,709)**	**49,653**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 General information

Intercell AG (the "Company") is a biotechnology company focused on developing, manufacturing and commercialising prophylactic and therapeutic vaccines against infectious diseases. In addition, the Company commercialises its discoveries, which result from its proprietary research and development programs and technologies. The Company has two product candidates in advanced clinical stage, a prophylactic vaccine against the Japanese Encephalitis virus and a therapeutic vaccine against the Hepatitis C virus. Two product candidates, a vaccine against Tuberculosis and a vaccine against Staphylococcus aureus infections, both based on proprietary technologies developed by the Company, have recently entered into first clinical trials, conducted by licensing partners of the Company. The Company's core technologies utilise innovative processes to identify antigens that are recognised by the human immune system. In addition, the Company develops proprietary adjuvants that stimulate the human immune system's response to an antigen and enhance its ability to fight and destroy the associated pathogen. Related business activities include product research and development, regulatory and clinical activities, manufacturing of advanced clinical product candidates as well as administrative, corporate development and marketing activities.

Intercell AG is a stock corporation (*Aktiengesellschaft*) under Austrian law. The Company is headquartered in Vienna, and holds interests in the following subsidiaries:

Name	Country of incorporation	Interest held at December 31 2006	2005
Intercell Biomedical, Ltd.	UK	100 %	100 %
Intercell USA, Inc.	USA	100 %	100 %

Intercell Biomedical Ltd., Livingston, Scotland, operates a multi-purpose biologics manufacturing facility used for production of the Company's Japanese Encephalitis vaccine and Intercell USA, Inc., Mooresville, North Carolina, is primarily engaged in business development activities for the Company's products and technologies in the United States.

These consolidated financial statements have been authorised for issue by the Management Board on the day of signature. The individual financial statements of the parent company, which are part of the consolidated financial statements after conversion into the applicable accounting standards, will be reviewed and adopted by the Supervisory Board on 30 March 2006. The Supervisory Board and, at submission to the Annual General Meeting, the shareholders, are allowed to change the individual financial statements. This would affect the presentation of the consolidated financial statements.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1 Basis of presentation

These 2005 consolidated financial statements have been prepared under sec. 245a of the Austrian Commercial Code (öHGB) in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the European Union.

These 2005 consolidated financial statements are covered by IFRS 1, First time adoption of IFRSs, as these are the Company's first IFRS financial statements.

The Company's consolidated financial statements were prepared in accordance with US Generally Accepted Accounting Principles (U.S. GAAP) until 31 December 2004. U.S. GAAP differs from IFRSs. Adjustments have been made to the 2004 and the 2003 comparative figures to reflect these differences. Reconciliations and descriptions of the effect of the transition from U.S. GAAP to IFRS on the Company's net equity and its net income and cash flow are provided in Note 5.2.

All IFRSs issued by the IASB and effective at the time of preparing these consolidated financial information have been adopted for use in the European Union through the endorsement procedure established by the European Commission, with the exception of the International Accounting Standard IAS 39 "Financial Instruments: Recognition and Measurement". Following the Accounting Regulatory Committee decision of October 2004, the Commission adopted the Regulation 2086/2004 requiring the use of IAS 39, other than certain provisions on portfolio hedging of core deposits, by all listed companies from 1 January 2005.

The accounting policies applied by the Company under IFRSs as adopted by the European Union do not depart from full IFRSs as issued by the IASB.

These consolidated financial statements have been prepared using the historical cost convention, as modified by the revaluation of available-for-sale financial assets.

The Company is exposed to special risks inherent in its business as a loss-making biotechnology company. It is not yet marketing any products and had accumulated losses amounting to € 91,709 thousand as per 31 December 2005. Management does not expect the Company to become profitable in the near future. Its long-term success will require further capital or successful commercialisation of proprietary technologies. In order to secure the funding of the Company's research and development programs, the Company may need additional funding. Management believes that the Company has sufficient resources to meet its liquidity requirements for more than the next twelve months and that its initial public offering in the year 2005 provides the Company broader access to additional capital.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

2.2 Consolidation

a) Subsidiaries

Subsidiaries are those entities over which the Company has the power to govern the financial and operating policies. Control usually exists in situations where the Company has more than 50 % of the voting rights. Subsidiaries are fully consolidated from the date on which the Company obtains such control. They are de-consolidated from the date that such control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated.

b) Associates

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20 % and 50 % of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost.

The Company's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

2.3 Segment reporting

The Company operates in a single business segment and in a single geographical segment.

2.4 Foreign currency translation

a) Functional and presentation currency

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Euros, which is the Company's functional and presentation currency.

b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

c) Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the rate at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity.

2.5 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Company's activities as well as it is typical for the industry in an early development stage government grants designated to remunerate approved scientific research activities. Revenue is shown net of value-added tax, rebates and discounts and after eliminated sales within the Company. Revenue is recognised as follows:

a) Revenues from collaborations and licensing

The Company generates revenues from collaboration and licensing agreements. The terms of such agreements include fees for the performance of research services, license option fees and license fees payable as initial fees, annual licence maintenance fees and fees to be paid upon achievement of milestones.

Fees under arrangements which involve research services and license options as multiple deliverables are considered to be combined fees from the performance of research services and related license options. Such fees are deferred until the relevant license option is exercised or expires. Expenses incurred for the research services performed under such agreements are deferred up to the amount of the deferred revenue. Both the deferred revenue and the work in progress are recorded immediately as income and expense when the relevant license option is exercised or expires.

Fixed license fees, including initial and milestone payments, where the Company has no continuing performance obligations which are material to the licensee's ability to use the licensed technology, are recognised as revenue when earned.

b) Grant income

Grants from governmental agencies are recognised at their fair value where there is reasonable assurance that the grant will be received and the Company will comply with all conditions.

Grants received as reimbursement of research and development expenses expected to be incurred over a certain period of time are recognised as revenue when the respective expenses have been incurred and funds have been received or there is reasonable assurance that the grant will be received. Advance payments received under such grants are deferred and recognised when theses conditions have been met.

Government grants relating to the purchase of property, plant and equipment are included in non current liabilities as deferred government grants and are credited to the income statement on a straight line basis over the expected lives of the related assets.

2.6 Research and development

Research expenses are recognised as expense as incurred. Development expenses incurred on clinical projects (relating to the design and testing of new or improved products) are recognised as intangible asset where sufficient security has been provided that future earnings of the project cover not only production and selling costs but also development expenses. Other development expenses that do not meet these criteria are recognised as an expense as incurred.

2.7 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement.

2.8 Property, plant and equipment

Property, plant and equipment comprises mainly a manufacturing facility and leasehold improvements in rented office and laboratory space. All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation of assets is calculated using the straight-line method to allocate their cost amounts to their residual values over their estimated useful lives, as follows:

– Buildings, leasehold improvements .... 10-20 years
– Machinery, laboratory equipment .... 4-15 years
– Furniture, fittings and office equipment .... 4-10 years
– Hardware .... 4 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.10).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These gains and losses are included in the income statement.

2.9 Intangible assets

a) Software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives, generally three to five years.

Costs associated with developing or maintaining computer software programs are recognised as an expense as incurred.

b) Production technology

Acquired production technology represents the operational processes and standards regarding the production of biologics and quality control and quality assurance procedures according to Good Manufacturing Practices (GMP) standards (Note 32). Production technology is amortised over its estimated useful life, generally five years.

2.10 Impairment of non-financial assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

2.11 Financial assets

The Company classifies its financial assets in the following categories: a) loans and receivables and b) available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired.

a) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except those with maturities beyond 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as "trade and other receivables" in the balance sheet (Note 2.13).

Loans and receivables are carried at amortised cost using the effective interest method. Impairment testing of trade receivables is described in Note 2.13.

b) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives. Assets in this category are classified as current assets if they are expected to be realised within 12 months of the balance sheet date.

Purchases and sales of financial assets are recognised on trade date - the date on which the Company commits to purchase or sell the asset. Financial assets are initially recognised at fair value plus transaction costs and available-for-sale financial assets are subsequently carried at fair value. Financial assets are derecognised when such financial asset has been transferred or substantially all risks and rewards of ownership have been transferred or when the rights to receive cash flows from such financial asset has expired.

Changes in the fair value of financial assets categorised as available-for-sale are recognised in equity. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as "realised fair value gains or losses". The fair value of shares in an investment fund are determined by the daily redemption price at which such shares can be sold, as quoted by the fund on a daily basis based on the fund's net asset value.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For equity securities classified as available-for-sale, a decline in fair value below acquisition cost is considered as an indicator that the securities are impaired. If any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

2.12 Work in progress

Work in progress arising from deferral of cost for services not yet recognised as revenue (Note 2.5a) are stated at the lower of cost and net realisable value. The cost of work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.13 Trade receivables and other assets

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

2.14 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and time deposits.

2.15 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, if any, from the proceeds.

When the Company purchases its own equity share capital (treasury shares), the consideration paid, including any directly-attributable incremental costs (net of income taxes, if any) is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or otherwise disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly-attributable incremental transaction costs and related income tax effects, is included in equity attributable to the Company's equity holders.

Share capital also comprises the equity component of compound financial instruments (Note 2.16).

2.16 Compound financial instruments

For financial instruments that create a financial liability and grant an option to the holder to convert it into a fixed number of equity shares of the Company, the liability and equity components are recognised separately.

The liability portion of silent partnership interests (Note 22) is initially recognised at fair value, such fair value being estimated using a discounted cash flow method. The remainder of the proceeds is allocated to the conversion option and recognised in equity, net of the share of any directly attributable incremental transaction costs proportionate to the equity component of the compound instrument.

2.17 Borrowings

Borrowings are recognised initially at fair value if determinable, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings also include the liability component of compound financial instruments (Note 2.16).

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.18 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

2.19 Employee benefits

a) Share-based compensation

The Company operates an equity-settled, share-based compensation plan. The fair value of such share based compensation is recognised as an expense for the employee services received in exchange for the grant of the options. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

b) Bonus plans

The Company recognises a liability and an expense for bonuses. The Company recognises a liability where contractually obliged or where there is a past practice that has created a constructive obligation.

2.20 Standards, interpretations and amendments to published standards that are not yet effective

The following new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company's accounting periods beginning on or after 1 January 2006 or later periods but which the Company has not early adopted:

IAS 19 (Amendment), Employee Benefits (effective from 1 January 2006)

This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. Management considered this amendment to IAS 19 and concluded that it is not relevant to the Company.

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1 January 2006)

This amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into the transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the Company's operations, as the Company does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of 31 December 2003, 2004 and 2005.

IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from 1 January 2006)

This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and IFRS 4 and concluded that it is not relevant to the Company.

IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006)

These amendments are not relevant to the Company's operations, as the Company is not a first-time adopter in the year 2006 and does not carry out exploration for and evaluation of mineral resources.

IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006)

Management considered IFRS 6 and concluded that it is not relevant to the Company's operations.

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective from 1 January 2007)

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

Interpretation of the International Financial Reporting Interpretation Committee (IFRIC) 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006)

IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management considered IFRIC 4 and concluded that it is not relevant to the Company.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006)

Management considered IFRIC 5 and concluded that it is not relevant to the Company's operations.

IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from 1 December 2005)

Management considered IFRIC 6 and concluded that it is not relevant to the Company's operations.

3 Financial risk management

3.1 Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest-rate risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The Company's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Company's financial performance.

a) Market risk

Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and the UK pound. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

To date, this exposure has not resulted in any significant exchange rate gains or losses. Accordingly, the Company does not hedge its currency exposure.

Price risk

The Company is exposed to debt securities price risk because of investments held by the Company and classified on the consolidated balance sheet as available-for-sale. The Company is not exposed to commodity price risk.

b) Credit risk

The Company is exposed to concentrations of credit risk. The Company holds bank accounts, cash balances and securities at high-credit-quality financial institutions. For monitoring the credit quality of its counterparts, the Company relies on credit ratings as published by specialised rating agencies such as Standard and Poor's, Moody's and Fitch. The Company has policies that limit the amount of credit exposure to any single financial institution. The Company is also exposed to credit risk from its trade debtors as its collaborations and licensing income arose from a small number of transactions. The Company has policies in place to enter into such transactions only with highly reputed, financially-sound counterparts.

c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, and the ability to close out market positions. To manage liquidity risk, the Company only invests in securities that can be converted into cash promptly.

d) Cash flow and fair value interest rate risk

The Company is exposed to cash flow interest rate risk from its investments in interest-bearing non-derivative assets and borrowings subject to variable interest rates. The Company has policies in place to limit the potential impact on income and operating cash flows arising from changes in interest rates. At 31 December 2005 available-for-sale financial assets comprise investment funds, which mainly invest in short-term deposits, short-term debt securities, asset backed securities and other money market instruments.

3.2 Accounting for derivative financial instruments and hedging activities

The Company has no derivative financial instruments and does not engage in any hedging activities.

3.3 Fair value estimation

The carrying amounts for accounts receivable and accounts payable are assumed to approximate their fair value due to the relatively short maturity of the respective instruments. The fair value of available-for-sale financial assets (investment funds) which are all quoted on a daily basis is based on current bid rates offered by the investment fund manager, based on the current market price of the fund's assets at the balance sheet date.

The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

4 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

Management makes estimates and assumptions concerning the future. The resulting accounting estimates may, by definition, differ from the related actual results.

Share-based payments

The fair value of share options granted to the Company's management and employees is determined by using valuation techniques. As there was no public market for the Company's equity securities until February 2005, management's judgement as to the fair value was required and a number of estimates in applying such valuation techniques for the accounting periods before this date, which are described in more detail in Note 23, had to be made.

4.2 Critical judgements in applying the entity's accounting policies

Revenue recognition

Collaboration and licensing agreements from which revenue is generated include arrangements with multiple deliverables that involve both research services and license options. Management considers revenues from these arrangements to be combined fees from the performance of research services and related license option, which are deferred until the relevant license option is exercised or expires. Expenses incurred for the research services performed under such agreements are deferred up to the amount of the deferred revenue.

5 Transition to IFRS

5.1 Application of IFRS 1

Until the year ended 31 December 2004, the Company has prepared, on a non-mandatory basis, its consolidated annual financial statements in accordance with U.S. GAAP.

The Company has adopted IFRSs in the last quarter of 2005. The transition date is 1 January 2003 and the Company has prepared its opening IFRS balance sheet as of that date.

In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exemptions, if applicable, but none of the optional exemptions from full retrospective application of IFRSs.

5.2 Reconciliations between U.S. GAAP and IFRS

The following reconciliations provide a quantification of the effect of the transition to IFRS. The first reconciliation provides an overview of the impact of the transition on equity at 1 January 2003, 31 December 2003 and 31 December 2004. The following reconciliations provide details of the impact of the transition on

- Equity at 1 January 2003 (Note 5.2 b)
- Equity at 31 December 2003 (Note 5.2 c)
- Equity at 31 December 2004 (Note 5.2 d)
- Net income for the year ended 31 December 2003 (Note 5.2 e)
- Net income for the year ended 31 December 2004 (Note 5.2 f)
- Cash flows for the year ended 31 December 2003 (Note 5.2 g)
- Cash flows for the year ended 31 December 2004 (Note 5.2 h)

a) Summary of reconciliation of equity

€ in thousands	Note	At 1 January 2003	At 31 December 2003	At 31 December 2004
Total equity under U.S. GAAP		19,466	28,271	27,041
Recognition of production technology	32	0	0	89
Cost of equity transaction		0	0	(363)
Total equity under IFRS		19,466	28,271	26,767

b) Reconciliation of equity at 1 January 2003

€ in thousands	Note	At 1 January 2003		
		U.S. GAAP	Effect of transition	IFRS
ASSETS				
Non-current assets		**16,052**	**0**	**16,052**
Property, plant and equipment	i	2,952	(33)	2,919
Intangible assets	i	0	33	33
Available-for-sale financial assets		12,286	0	12,286
Other non-current assets		814	0	814
Current assets		**14,047**	**0**	**14,047**
Total assets		**30,099**	**0**	**30,099**
EQUITY				
Capital and reserves attributable to the Company's equity holders		**19,466**	**0**	**19,466**
Share capital	ii	51,836	(4,157)	47,679
Other reserves		184	0	184
Retained earnings	iii	(32,554)	4,157	(28,397)
LIABILITIES				
Total liabilities		**10,633**	**0**	**10,633**
Total equity and liabilities		**30,099**	**0**	**30,099**

Explanation of the effect of the transition to IFRS:

(i) Property, plant and equipment – Intangible assets

Under U.S. GAAP, software was presented as property, plant and equipment, whereas under IFRS software is presented as an intangible asset.

(ii) Share capital

€ in thousands	
Additional share premium from share option plan	752
Silent partnership contributions	(6,005)
Cost of equity for silent partnership contribution	1,096
Total decrease in share capital	(4,157)

At 1 January 2003, the share-based compensation expense was measured at intrinsic value under U.S. GAAP. Thus, no compensation expense was recognised. However, under IFRS 2, Share-based Payments, compensation expense is measured at fair value.

The silent partnership contributions were presented as equity under previously applied U.S. GAAP. Under IFRS, they are classified as liabilities according to IAS 32 as applicable under IFRS 1, with the exception of the conversion option included in the silent partnership compound instrument, which is presented as part of equity (Note 22). Following its initial recognition, the financial liability arising from silent partnership contributions was deducted from retained earnings as of 1 January 2003 as the silent partners were attributed losses exceeding their investment.

Correspondingly, the transaction cost relating to the liability portion of the silent partnership contribution, previously recognised against equity under U.S. GAAP, is recognised in retained earnings under IFRS.

(iii) Retained earnings

All of the above adjustments were recorded against the opening retained earnings at 1 January 2003. The total net impact is an increase in retained earnings of € 4,157 thousand.

c) Reconciliation of equity at 31 December 2003

€ in thousands		At 31 December 2003		
	Note	U.S. GAAP	Effect of transition	IFRS
ASSETS				
Non-current assets		**3,417**	**0**	**3,417**
Property, plant and equipment	i	2,673	(14)	2,659
Intangible assets	i	0	14	14
Other non-current assets		744	0	744
Current assets		**36,894**	**0**	**36,894**
Total assets		**40,311**	**0**	**40,311**
EQUITY				
Capital and reserves attributable to the Company's equity holders		**28,271**	**0**	**28,271**
Share capital	ii	76,470	(2,713)	73,757
Other reserves		121	0	121
Retained earnings	iii	(48,320)	2,713	(45,607)
LIABILITIES				
Total liabilities		**12,040**	**0**	**12,040**
Total equity and liabilities		**40,311**	**0**	**40,311**

Explanation of the effect of the transition to IFRS:

(i) Property, plant and equipment –Intangible assets

Under U.S. GAAP, software was presented as property, plant and equipment, whereas under IFRS software is presented as an intangible asset.

(ii) Share capital

€ in thousands	
Additional share premium from share option plan	1,993
Silent partnership contribution	(5,802)
Cost of equity for silent partner contribution	1,096
Total decrease in share capital	(2,713)

At 31 December 2003, the Company measured share-based compensation expense under U.S. GAAP at intrinsic value. Thus, no compensation expense was recognised. However, under IFRS 2, Share-based-Payments, compensation expense is measured at fair value.

The silent partnership contributions were presented as equity under previously applied U.S. GAAP. Under IFRS they are classified as liabilities according to IAS 32 as applicable under IFRS 1, with the exception of the conversion option included in the silent partnership compound instrument, which is presented as part of equity (Note 22). Following its initial recognition, the financial liability arising from silent partnership contributions was deducted against retained earnings as of 1 January 2003 as the silent partners were attributed losses exceeding their investment. During 2003, the silent partnership contribution recognised as part of equity under U.S. GAAP had decreased due to a drawing made.

Correspondingly, the transaction cost relating to the liability portion of the silent partnership contribution, previously recognised against equity under U.S. GAAP, is recognised in retained earnings under IFRS.

(iii) Retained earnings

The cumulative effect of the above adjustments resulted in an increase in retained earnings at 31 December 2003 of € 2,713 thousand.

d) Reconciliation of equity at 31 December 2004

€ in thousands		At 31 December 2004		
	Note	U.S. GAAP	Effect of transition	IFRS
ASSETS				
Non-current assets		**6,473**	**89**	**6,562**
Property, plant and equipment	i	5,979	(61)	5,918
Intangible assets	ii	0	150	150
Other non-current assets		494	0	494
Current assets		**32,962**	**(362)**	**32,600**
Work in progress		311	0	311
Trade receivables and other current assets	iii	806	(362)	444
Available-for-sale financial assets		23,183	0	23,183
Restricted cash		495	0	495
Cash and cash equivalents		8,167	0	8,167
Total assets		**39,435**	**(273)**	**39,162**
EQUITY				
Capital and reserves attributable to the Company's equity holders		**27,040**	**(273)**	**26,767**
Share capital	iv	95,374	(2,252)	93,122
Other reserves		299	(5)	294
Retained earnings	v	(68,633)	1,984	(66,649)
LIABILITIES				
Total liabilities		**12,395**	**0**	**12,395**
Total equity and liabilities		**39,435**	**(273)**	**39,162**

Explanation of the effect of the transition to IFRS:

(i) Property, plant and equipment – Intangible assets

Under U.S. GAAP, software was presented as property, plant and equipment, whereas under IFRS software is presented as an intangible asset.

(ii) Intangibles assets

€ in thousands	
Software	61
Production technology	89
Total increase in intangible assets	150

In-process research and development, acquired in the business combination described under Note 32, was recognised and subsequently expensed as of the acquisition date under U.S. GAAP. This in-process research and development comprised materials and identifiable production technology for the Company's Japanese Encephalitis Vaccine candidate. Materials were expensed during the year as used; the acquired production technology is amortised over the average expected useful life of all manufacturing equipment.

(iii) Trade receivables and other current assets

Under U.S. GAAP prepaid cost of equity transactions are deferred until the equity transaction is completed. However, under IFRS 32, cost of equity transactions are deducted from equity when incurred.

(iv) Share capital

€ in thousands	
Additional share premium from share option plan	2,452
Cost of equity transaction	(363)
Silent partnership contributions	(5,437)
Cost of equity for silent partnership contribution	1,096
Total decrease in share capital	(2,252)

In 2004, the Company early adopted FAS 123R, Share-based Payment, in the financial statements prepared under U.S. GAAP. This standard requires it to apply a fair value based measurement method in accounting for share-based payment transactions with employees. Under the transition provisions, this standard is applicable for all new awards granted and for awards modified, repurchased or cancelled on or after 1 January 2004. For the not vested awards outstanding at 1 January 2004, the compensation is to be expensed over the period from 1 January 2004 until the end of the vesting period. Under IFRS 2, Share-based-Payments, however, compensation expense is recognised for all options granted by the Company.

Under U.S. GAAP prepaid cost of equity transactions are deferred until the equity transaction is completed. However, for IFRS cost of equity transactions are deducted from equity, when incurred.

The silent partnership contributions were presented as equity under previously applied U.S. GAAP. Under IFRS they are classified as liabilities according to IAS 32 as applicable under IFRS 1, with the exception of the conversion option included in the silent partnership compound instrument, which is presented as part of equity (Note 22). Following its initial recognition, the financial liability arising from silent partnership contributions was deducted from retained earnings as of 1 January 2003 as the silent partners were attributed losses exceeding their investment.

Correspondingly, the transaction cost relating to the liability portion of the silent partnership contributions, previously recognised against equity under U.S. GAAP, is recognised in retained earnings under IFRS.

(v) Retained earnings

The cumulative effect of all the above adjustments has resulted in an increase in retained earnings at 31 December 2004 of € 1,984 thousands.

e) Reconciliation of net income for the year ended 31 December 2003

€ in thousands	Note	Year ended 31 December 2003		
		U.S. GAAP	Effect of transition	IFRS
Revenues		**2,746**	**0**	**2,746**
Operating expenses		**(18,876)**	**(1,240)**	**(20,116)**
Research and development expenses	i	(15,438)	(153)	(15,591)
General, selling and administrative expenses	i	(3,456)	(1,087)	(4,543)
Other income/(expenses), net		18	0	18
Operating loss		**(16,130)**	**(1,240)**	**(17,370)**
Finance income/(expenses), net	ii	322	(203)	119
Share of loss of associates		(4)	0	(4)
Loss before income tax		**(15,812)**	**(1,443)**	**(17,255)**
Income tax		45	0	45
Loss for the year		**(15,767)**	**(1,443)**	**(17,210)**

Explanation of the effect of the transition to IFRS:

(i) Operating expenses

The following table shows the amount of compensation expense recognised under IFRS for share options granted. At 31 December 2003, the Company measured share-based compensation expense under U.S. GAAP at intrinsic value. Thus, no compensation expense was recognised under U.S. GAAP before 1 January 2004. However, under IFRS 2, Share-based Payment, compensation expense is measured at fair value.

€ in thousands	
Share options granted to employees allocated to R&D expenses	(153)
Share options granted to employees allocated to SG&A expenses	(1,087)
Total increase in operating expenses	(1,240)

(ii) Finance income/(expenses)

Under IFRS, withdrawals of silent partnership contributions relating to the financial liability component of the compound financial instrument are recognised as an expense presented in finance income, net. The total net impact is a decrease in finance income of € 203 thousand.

f) Reconciliation of net income for the year ended 31 December 2004

€ in thousands		Year ended 31 December 2004		
	Note	U.S. GAAP	Effect of transition	IFRS
Revenues		**4,580**	**0**	**4,580**
Operating expenses		**(21,572)**	**(364)**	**(21,936)**
Research and development expenses	i	(16,890)	35	(16,855)
General, selling and administrative expenses	i	(7,544)	(399)	(7,943)
Other income/(expenses), net		2,862	0	2,862
Operating loss		**(16,992)**	**(364)**	**(17,356)**
Finance income/(expenses), net	ii	190	(364)	(174)
Share of loss of associates		(3,508)	0	(3,508)
Loss before income tax		**(20,310)**	**(728)**	**(21,038)**
Income tax		(4)	0	(4)
Loss for the year		**(20,314)**	**(728)**	**(21,042)**

Explanation of the effect of the transition to IFRS:

(i) Operating expenses

The following table shows the difference between the operating expenses recognised under IFRS and U.S. GAAP.

€ in thousands		
Capitalization of production technology		94
IFRS stock option expense R&D	(289)	
IFRS stock option expense SG&A	(1,641)	(1,930)
Reverse of U.S. GAAP stock option expense R&D	230	
Reverse U.S. GAAP stock option expenses G&A	1,242	1,472
Total increase in operating expenses		(364)

In 2004, the Company started to measure share-based compensation at fair value under U.S. GAAP. The difference results from the fact that the compensation was expensed only for the period since the transition as required by the respective transition provision. Under IFRS 2, Share based Payments, however, compensation expense is recognised for all options granted by the Company.

(ii) Finance income/(expenses)

Under IFRS, withdrawals of silent partnership contributions relating to the financial liability component of the compound financial instrument are recognised as an expense presented in finance income, net. The total net impact is a decrease in finance income of € 364 thousand.

g) Reconciliation of cash flows for the year ended 31 December 2003

€ in thousands	Year ended 31 December 2003		
	U.S. GAAP	Effect of transition	IFRS
Cash flows from operating activities			
Loss for the period	(15,767)	(1,443)	(17,210)
Depreciation and amortisation	615	0	615
Share-based compensation	0	1,241	1,241
Tax	(45)	0	(45)
Other adjustments for reconciliation to cash used in operations	(467)	226	(241)
Changes in working capital	2,202	0	2,202
Cash used in operations	**(13,462)**	**24**	**(13,438)**
Interest paid	(233)	0	(233)
Income tax credit	45	0	45
Net cash used in operating activities	**(13,650)**	**24**	**(13,626)**
Cash flows from investing activities			
Proceeds from sale (purchases) of property, plant and equipment, net	(359)	0	(359)
Proceeds from sale (purchases) of available-for-sale financial assets, net	10,185	0	10,185
Interest received	0	33	33
Net cash generated from investing activities	**9,826**	**33**	**9,859**
Cash flows from financing activities			
Proceeds from issuance of ordinary shares	25,327	0	25,327
Purchase of treasury shares	(490)	0	(490)
Repayment of borrowings	(624)	0	(624)
Net cash generated from financing activities	**24,213**	**0**	**24,213**
Net increase in cash	**20,389**	**57**	**20,446**
Cash at beginning of the year	4,162	0	4,162
Exchange gains on cash	13	0	13
Increase in restricted cash	57	(57)	0
Cash at end of the year	**24,621**	**0**	**24,621**

The main IFRS transition effects presented by the Company in its statement of cash flow for the year ended 31 December 2003, were:

- the effect of full measurement of share-based compensation at fair value. Under U.S. GAAP, no share-based compensation expense was recognised in 2003.
- under IFRS, movements in restricted cash are shown as changes in working capital.

h) Reconciliation of cash flows for the year ended 31 December 2004

€ in thousands	Year ended 31 December 2004		
	U.S. GAAP	Effect of transition	IFRS
Cash flows from operating activities			
Loss for the period	(20,314)	(728)	(21,042)
Depreciation and amortisation	848	22	870
Share-based compensation	1,472	459	1,931
Tax	4	0	4
Other adjustments for reconciliation to cash used in operations	4,076	208	4,284
Changes in working capital	2,151	(3)	2,148
Cash used in operations	**(11,763)**	**(42)**	**(11,805)**
Interest paid	(153)	0	(153)
Income tax paid	(4)	0	(4)
Net cash used in operating activities	**(11,920)**	**(42)**	**(11,962)**
Cash flows from investing activities			
Acquisition of subsidiary, net of cash acquired	(3,332)	0	(3,332)
Proceeds from sale (purchases) of property, plant and equipment, net	(1,109)	61	(1,048)
Purchases of intangible assets	0	(61)	(61)
Proceeds from sale (purchases) of available-for-sale financial assets, net	(11,834)	0	(11,834)
Investment in associated companies	(3,508)	0	(3,508)
Interest received	0	45	45
Net cash used in investing activities	**(19,783)**	**45**	**(19,738)**
Cash flows from financing activities			
Proceeds from issuance of ordinary shares	17,428	(363)	17,065
Disposal of treasury shares	5	0	5
Prepaid cost of equity transaction costs	(363)	363	0
Withdrawals from silent partners	(203)	203	0
Repayment of borrowings	(1,680)	(203)	(1,883)
Net cash generated from financing activities	**15,187**	**0**	**15,187**
Net decrease in cash	**(16,516)**	**3**	**(16,513)**
Cash at beginning of the year	24,621	0	24,621
Exchange gains on cash	59	0	59
Increase in restricted cash	3	(3)	0
Cash at end of the year	**8,167**	**0**	**8,167**

The main IFRS transition effects presented by the Company in its statement of cash flow for the year ended 31 December 2004, were:

- the effect of full measurement of share-based compensation at fair value. Under U.S. GAAP, share-based compensation expense was recognised only for a part of the stock options granted to management and employees since inception;
- withdrawals of silent partnership contributions, recognised as expense under IFRS, are presented as cash flow from borrowings under IFRS, but as an equity transaction under U.S. GAAP;
- prepaid cost of equity transactions are presented separately under U.S. GAAP while they are directly deducted from the equity under IFRS;

- software is classified as an intangible asset, not as property plant and equipment; and
- production technology recognised as intangible asset under IFRS.

6 Expenses by nature

Research and development expenses, and general, selling and administrative expenses include the following items by nature of cost:

€ in thousands	Year ended 31 December		
	2005	**2004**	**2003**
Employee benefit expense (Note 7)	11,460	10,186	7,866
Consulting & other purchased services	17,456	7,451	5,984
Raw materials and consumables used	2,592	2,386	2,024
Building and energy	1,990	2,120	1,160
Travel and transportation	1,019	949	495
Depreciation and amortisation (Notes 13 and 14)	990	870	615
Office and IT costs	470	534	283
License fees	1,176	26	1,573
Advertising costs	69	26	60
Other expenses	195	250	74
Total research and development expenses and general, selling and administrative expenses	**37,417**	**24,798**	**20,134**

Operating leasing expenses incurred by the Company amounted to € 939 thousand (2004: € 1,005 thousand and 2003: € 761 thousand) and are included in building and energy.

7 Employee benefit expense

Employee benefit expenses include the following:

€ in thousands	Year ended 31 December		
	2005	**2004**	**2003**
Salaries	7,741	6,211	5,008
Social security contributions	1,589	1,341	1,128
Training and education	319	337	258
Share compensation expense	1,421	1,931	1,241
Other employee benefits	390	366	231
	11,460	10,186	7,866

During the year 2005, an average of 141 white collar workers and 3 blue collar workers have been employed (2004: 127 white collar and 3 blue collar workers; 2003: 90 white collar workers and 3 blue collar workers).

8 Other income/(expenses), net

Other income, net of other expenses, includes the following:

€ in thousands	Year ended 31 December		
	2005	2004	2003
Foreign exchange gain/(loss)	191	(341)	(3)
Taxes, duties, fees, charges, other than income tax	(172)	(143)	(30)
Conversion cost of silent partnership	0	(201)	0
R&D tax credit	3,003	0	0
Miscellaneous income/(expenses), net	28	(232)	(57)
	3,050	(917)	(90)

R&D tax credit is an Austrian tax premium of 8 % on research and development expenses, which is credited to a company's tax account and may be paid out in cash. In 2005, following changes in Austrian tax law, the Company decided to elect the R&D tax credit for the first time. Income of € 3,003 thousand from such credit was included in other operating income in the year 2005.

9 Income from transactions with associates

Income from transactions with associates includes income from sale of research and development assets related to out-licensed product candidates and income from services provided to associates.

10 Finance income/(expenses), net

€ in thousands	Year ended 31 December		
	2005	2004	2003
Interest income			
Interest income from bank deposits	342	261	59
Interest income on availabe-for-sale financial assets	688	44	33
	1,030	305	92
Interest expense			
Interest expense to banks	(195)	(260)	(233)
Other financial income/(expense)			
Realised gains from sale of available-for sale financial assets	230	145	463
Drawing from silent partnership	0	(364)	(203)
	230	(219)	260
Total finance income/(expenses)	1,065	(174)	119

The company benefits from government assistance through arranging borrowing facilities that would have otherwise not been available at a start-up stage. This assistance includes guaranteeing for the amount outstanding and, in most cases, subsidizing interest expense (Note 27).

Interest expense is presented net of such interest subsidies. Interest subsidies amounted to € 40 thousand in 2005 (2004: € 69 thousand and 2003: € 88 thousand).

Interest subsidies are paid out in advance. Such payments are recorded as deferred income and recognised as a reduction of interest expense in the period when interest on the underlying loan is due.

11 Income taxes

11.1 Income tax (expense)/income

Income tax (expense)/income comprises current and deferred tax.

€ in thousands	Year ended 31 December 2005	2004	2003
Current tax	(5)	(4)	45
Deferred tax	285	0	0
	280	(4)	45

The individual entities' reconciliations – prepared on the basis of the tax rates applicable in each country and taking into account consolidation procedures – have been summarised in the reconciliation below. The estimated tax charge is reconciled to the effective tax charge disclosed.

The tax on the Company's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

€ in thousands	Year ended 31 December 2005	2004	2003
Loss before tax	(25,340)	(21,039)	(17,256)
Tax calculated at domestic tax rates applicable to profits in the respective countries	6,270	7,119	5,867
Income not subject to tax	988	136	(704)
Expenses not deductible for tax purposes	(372)	(710)	1,147
Deferred tax asset not recognised	(7,064)	(4,890)	(5,012)
Utilisation of previously unrecognised tax losses	119	0	0
Recognition of tax asset previously not recognized	329	0	0
Tax benefit forgone due to loss attribution to silent partners	0	0	(1,298)
Effect of change in applicable tax rate	0	(1,641)	0
Exchange differences	14	(14)	0
Income tax credit	0	0	45
Allowance of current tax asset	(4)	(4)	0
Tax (expense)/income	280	(4)	45

11.2 Deferred *tax asset*

The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

€ in thousands	At 31 December		
	2005	2004	2003
Deferred tax asset			
Tax losses carried forward	20,857	12,556	10,335
Valuation of associates	957	753	1
Deferred income	0	125	0
Inventory	0	0	91
Other items	57	52	61
Non-recognition of deferred tax assets	(17,838)	(11,094)	(8,455)
Total deferred tax assets	4,033	2,392	2,033
Deferred tax liability			
Valuation of financial assets	(47)	0	0
Accelerated tax depreciation	(711)	(669)	0
Intantigle assets	(21)	(27)	0
Inventory	0	(51)	0
Deferred income	0	0	(170)
Other items	(16)	(17)	(25)
Cost of equity transaction	(2,955)	(1,628)	(1,838)
Total deferred tax liability	(3,750)	(2,392)	(2,033)
Deferred tax, net	283	0	0

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same fiscal authority. The offset amounts are as follows:

€ in thousands	At 31 December 2005
Deferred tax assets:	
– Deferred tax asset to be recovered after more than 12 months	26
– Deferred tax asset to be recovered within 12 months	989
	1,015
Deferred tax liabilities:	
– Deferred tax liability to be recovered after more than 12 months	(725)
– Deferred tax liability to be recovered within 12 months	(7)
	(732)
	283

The resulting deferred tax assets were only recognised for entities where convincing evidence has been provided that sufficient taxable profit will be available against which the unused tax losses can be utilised in the foreseeable future.

The income tax rate in Austria has been reduced from 34 % to 25 % for fiscal years from 2005 onwards. The deferred tax assets and liabilities as well as the valuation allowance presented above as at 31 December 2004, have been adjusted for this change in tax rates.

There is no expiration date of tax losses carried forward.

12 Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares outstanding during the year, excluding shares purchased by the Company and held as treasury shares (Note 21).

Diluted earnings per share equal basic earnings per share because the conversion of all potentially dilutive shares (outstanding share options, Note 23) would decrease the loss per share and is therefore not to be treated as dilutive.

13 Property, plant and equipment

€ in thousands	Buildings and leasehold improvements	Manufacturing and laboratory equipment	Computer Hardware	Furniture, fittings and other	Payments on assets in course of construction	Total
At 1 January 2003						
Cost	1,163	2,667	321	216	0	4,367
Accumulated depreciation	(327)	(894)	(156)	(71)	0	(1,448)
Net book amount	836	1,773	165	145	0	2,919
Year ended 31 December 2003						
Opening net book amount	836	1,773	165	145	0	2,919
Additions	0	199	68	79	0	346
Disposals (Note 28)	0	(6)	(4)	0	0	(10)
Depreciation charge	(116)	(380)	(69)	(31)	0	(596)
Closing net book amount	720	1,586	160	193	0	2,659
At 31 December 2003						
Cost	1,163	2,837	372	292	0	4,664
Accumulated depreciation	(443)	(1,251)	(212)	(99)	0	(2,005)
Net book amount	720	1,586	160	193	0	2,659
Year ended 31 December 2004						
Opening net book amount	720	1,586	160	193	0	2,659
Acquisition of subsidiary (Note 32)	1,856	1,224	40	0	0	3,120
Exchange rate differences	(81)	(50)	(1)	0	0	(132)
Additions	0	941	101	82	0	1,124
Disposals (Note 28)	0	(19)	(1)	0	0	(20)
Depreciation charge	(194)	(499)	(98)	(42)	0	(833)
Closing net book amount	2,301	3,183	201	233	0	5,918
At 31 December 2004						
Cost	2,936	4,924	502	374	0	8,736
Accumulated depreciation	(635)	(1,741)	(301)	(141)	0	(2,818)
Net book amount	2,301	3,183	201	233	0	5,918
Year ended 31 December 2005						
Opening net book amount	2,301	3,183	201	233	0	5,918
Exchange rate differences	49	47	2	1	0	99
Additions	0	561	43	19	1,484	2,107
Disposals (Note 28)	0	(2)	0	0	0	(2)
Depreciation charge	(208)	(587)	(105)	(43)	0	(943)
Closing net book amount	2,142	3,202	141	210	1,484	7,179
At 31 December 2005						
Cost	2,986	5,531	542	394	1,484	10,937
Accumulated depreciation	(844)	(2,329)	(401)	(184)	0	(3,758)
Net book amount	2,142	3,202	141	210	1,484	7,179

Depreciation and amortisation expense of € 909 thousand (2004: € 826 thousand and 2003: € 570 thousand) has been charged to research and development expenses and € 81 thousand (2004: € 50 thousand and 2003: € 44 thousand) to general, selling and administrative expenses.

14 Intangible assets

€ in thousands	Software	Production technology	Total
At 1 January 2003			
Cost	70	0	70
Accumulated depreciation	(37)	0	(37)
Net book amount	33	0	33
Year ended 31 December 2003			
Opening net book amount	33	0	33
Amortisation charge	(19)	0	(19)
Closing net book amount	14	0	14
At 31 December 2003			
Cost	70	0	70
Accumulated depreciation	(56)	0	(56)
Net book amount	14	0	14
Year ended 31 December 2004			
Opening net book amount	14	0	14
Acquisition of subsidiary	0	117	117
Exchange rate differences	0	(5)	(5)
Additions	61	0	61
Amortisation charge	(14)	(23)	(37)
Closing net book amount	61	89	150
At 31 December 2004			
Cost	131	112	243
Accumulated depreciation	(70)	(23)	(93)
Net book amount	61	89	150
Year ended 31 December 2005			
Opening net book amount	61	89	150
Exchange rate differences	0	3	3
Additions	2	0	2
Amortisation charge	(24)	(23)	(47)
Closing net book amount	39	69	108
At 31 December 2005			
Cost	133	115	248
Accumulated depreciation	(94)	(46)	(140)
Net book amount	39	69	108

15 Investments in associates

The Company held interests in the following associates, over which it exercised a significant influence and which were accounted for in the Company's consolidated financial statements using the equity method of accounting:

		At 31 December		
	Country	2005	2004	2003
Biovertis- Information Driven Drug Design AG*	Austria	10.4 %	25.0 %	25.0 %
Pelias Biomedizinische Entwicklungs AG	Austria	46.0 %	-	-

*Associate until 30 November 2005

The following shows the development of the book value of investments in associates:

€ in thousands	2005	2004	2003
Beginning of the year	0	0	0
Acquisition of associates	40	0	4
Additional capital	1,000	3,508	0
contribution	500	0	0
Share of loss*	(1,540)	(3,508)	(4)
End of the year	0	0	0

* The share of loss charged to income statement is limited to the book value of the investment.

Investments in associates at 31 December 2005 do not include any goodwill.

In November 2005, Biovertis – Information Driven Drug Design AG ("Biovertis") completed a private placement of 194,194 new shares, and the interest held by the Company was reduced to 10.4 % from 25 %. As a result, Biovertis is no longer considered an associate at 31 December 2005. It is presented as a non-current available-for-sale financial asset.

Summarised financial information prepared in accordance with IFRS for Pelias Biomedizinische Entwicklungs AG ("Pelias"), the Company's only associate at 31 December 2005, is as follows:

€ in thousands	Year ended 31 December 2005 - unaudited -
Revenues	0
Net loss	3,824

	At 31 December 2005 - unaudited -
Assets	855
Liabilities	2,800

The unrecognised share of the associate loss amount to € 226 thousand.

16 Available-for-sale financial assets

The following table shows the development of the book value of the Company's available-for-sale financial assets:

€ in thousands	2005	2004	2003
Beginning of the year	23,183	10,945	20,743
Additions	39,670	31,806	38,073
Disposals	(17,895)	(19,827)	(47,795)
Fair value revaluation surplus	(64)	259	(76)
End of the year	44,894	23,183	10,945
Less: non current portion	0	0	0
Current portion	44,894	23,183	10,945

Available-for-sale financial assets include the following:

€ in thousands	Year ended 31 December		
	2005	2004	2003
- Debt securities with contractual maturities < 1 year	0	0	5,095
- Money Market Investment funds	44,894	23,183	5,850
	44,894	23,183	10,945

The amount that was removed from equity and recognised in profit or loss on sale of available-for-sale financial assets for the year 2005 was € 206 thousand (2004: € 97 thousand, 2003: € 0).

17 Trade receivables and other assets

Trade receivables and other assets include the following:

€ in thousands	At 31 December		
	2005	2004	2003
Trade receivables	332	1	660
Less: provision for impairment of receivables	0	0	0
Trade receivables, net	332	1	660
Prepaid expenses	148	160	57
Accounts receivable from associates (Note 33)	1,207	2	29
Other receivables	4,522	281	582
Loans to related parties (Note 33)	472	494	741
Other non-current assets, restricted	0	0	3
	6,681	938	2,072
Less non-current portion of			
Loans to related parties	(225)	(494)	(741)
Prepaid expenses	(14)	0	0
Other non-current assets, restricted	0	0	(3)
	6,442	444	1,328

All other non-current assets are due within five years from the balance sheet date.

The fair values of trade and other receivables are as follows:

€ in thousands	At 31 December		
	2005	2004	2003
Trade receivables	332	1	660
Prepaid expenses	148	160	57
Accounts receivable from associates	1,207	2	29
Other receivables	4,522	281	582
Loans to related parties	469	473	685
	6,678	917	2,013

Loans to related parties are non-interest bearing (Note 33).

18 Work in progress

Certain revenue from research activities performed on behalf of third parties is only recognised when an option to acquire the intellectual property resulting from these research activities is exercised or expired (Note 2.5). Corresponding costs incurred for these research activities are deferred and capitalised as work in progress up to the amount of revenue. Such capitalised work in progress amounts as at 31 December 2005 to € 0 (2004: € 311 thousand and 2003: € 0).

19 Cash and cash equivalents

Cash and cash equivalents include:

€ in thousands	At 31 December		
	2005	2004	2003
Cash at bank and in hand	5,284	7,367	24,621
Short-term bank deposits	0	800	0
	5,284	**8,167**	**24,621**

Short-term bank deposits may be withdrawn at any time at their nominal value.

20 Restricted cash

Restricted cash represents cash received as an advance under a grant contract from the European Commission which was awarded to a consortium of biotechnology companies and academic institutions coordinated by the Company. As coordinator, the Company receives advance payments and is obligated to pass them on to other members of the consortium, when certain conditions, set out in a consortium agreement, are fulfilled.

21 Share capital

€ in thousands (except number of shares)	*Number of shares*	Capital paid in by shareholde	Capital from ESOP*	Treasury shares *number of shares*	Treasury shares book value	Silent partner-ship	Total share capital
Balance at 1 January 2003	*121,842*	31,578	752	*1,939*	(444)	15,793	47,679
Employee share option plan:							
- value of employee services	-	-	1,241	-	-	-	1,241
Issuance of preferred stock series C, 14 July 2003 (€ 370 per share)	*81,082*	3,073	-	-	-	-	3,073
Issuance of preferred stock series C, 20 November 2003 (€ 370 per share)	*36,487*	1,382	-	-	-	-	1,382
Additional capital paid in, 19 December 2003	-	21,693	-	-	-	-	21,693
Share buy-back	-	-	-	*3,239*	(490)	-	(490)
Cost of equity transactions	-	(821)	-	-	-	-	(821)
Balance at 31 December 2003	*239,411*	56,905	1,993	*5,178*	(934)	15,793	73,757
Balance at 1 January 2004	*239,411*	56,905	1,993	*5,178*	(934)	15,793	73,757
Employee share option plan:							
- value of employee services	-	-	1,931	-	-	-	1,931
- proceeds from shares issued	*136,900*	254	-	*(2,500)*	4	-	258
Capital adjustment (stock split 1:100), 1 June 2004	*23,701,689*	-	-	*591,290*	-	-	-
Additional capital paid in, 21 June 2004	-	17,353	-	-	-	-	17,353
Treasury stock re-issued to silent partnership investors (in-kind drawing), 29 September 2004	-	-	-	*(233,648)*	364	-	364
Conversion of silent partnership interest in common stock, 30 September 2004	-	15,793	-	*196,607*	-	(15,793)	0
Cost of equity transactions	-	(541)	-	-	-	-	(541)
Balance at 31 December 2004	***24,078,000***	**89,764**	**3,924**	***556,927***	**(566)**	**0**	**93,122**
Balance at 1 January 2005	*24,078,000*	89,764	3,924	556,927	(566)	0	93,122
Employee share option plan:							
- value of employee services	-	-	1,395	-	-	-	1,395
- proceeds from shares issued	*109,100*	202	-	-	-	-	202
- treasury stock re-issued	-	-	-	(26,000)	25	-	25
Issuance of common stock 28 February 2005 (IPO)	*8,500,000*	46,750	-	-	-	-	46,750
Issuance of common stock 18 March 2005 (IPO greenshoe)	*989,132*	5,441	-	-	-	-	5,441
Treasury stock re-issued, 29 April 2005	-	-	-	(12,538)	38	-	38
Cost of equity transactions	-	(5,874)	-	-	-	-	(5,874)
Balance at 31 December 2005	*33,676,232*	136,283	5,319	518,389	(503)	0	141,099

* Employee share option plan

At 31 December 2005, the Company had issued 33,676,232 common shares, which were fully paid in. The shares issued have no par value. Each share of the Company has one equal vote and equal dividend right.

In addition, the Company has 2,715,300 shares of conditional capital available to service the exercise of stock options (Note 23) and 510,868 shares of authorised capital available, which the Management Board may use for issuing new shares until 31 December 2006, subject to approval by the Supervisory Board.

On 8 February 2005, the Company's shares were admitted for listing on the Official Market (*Amtlicher Handel*) of the Vienna Stock Exchange and started trading on the Prime Market Segment on 28 February 2005, following the completion of an initial public offering. In connection with the offering, the Company issued 9,489,132 shares of common stock, including shares that were issued upon the exercise of the over-allotment option granted to the underwriters, at € 5.50 per share for aggregate gross proceeds of € 52.2 million. After deducting underwriters' commissions of € 2.8 million and offering expenses of € 3.4 million, the Company received net proceeds of approximately € 46.0 million from the offering.

Treasury stock

The Company has from time to time repurchased its own shares in connection with its equity incentive plan, which was implemented in the year 2000. In addition, certain shareholders have transferred a number of shares to the Company for no consideration in the years 2003 and 2004. The amount paid to acquire the shares which had been recorded at cost and deducted from equity was € 501 thousand in the aggregate at 31 December 2005 (at 31 December 2004: € 564 thousands and at 31 December 2003: € 933 thousand).

In 2004, the Company transferred 233,648 shares of treasury stock to its silent partnership investors as a special in-kind drawing and sold 2,500 of its treasury shares at a price of € 1.85 per share to a member of the Supervisory Board upon the exercise of share options.

In 2005, the Company transferred 26,000 treasury shares to their employees for no consideration as an additional equity incentive. In addition, the Company transferred 12,538 treasury shares to a former employee following a judicial procedure.

22 Silent partnership

A "silent partnership" under Austrian law is an unincorporated legal form in which a natural or legal person, the silent partner, makes a contribution to a commercial enterprise without taking part in the management or representing the enterprise and without being personally liable for the debts incurred by the enterprise. Before merging into Intercell AG, the Company's subsidiary CISTEM Biotechnologies GmbH (CISTEM) entered into silent partnership agreements in 1999 and 2000 with a number of investors. As a result of a merger in 2002, the Company, as CISTEM's legal successor, assumed all rights and obligations of CISTEM under the silent partnership agreements.

Under the silent partnership and the shareholders' agreements in place at that time the silent partners held an option to convert their silent partnership interests into shares of the Company under certain conditions. For this purpose, other shareholders of the Company transferred a portion of their shares to a trustee in September 2000 and in November 2002. In September 2004, the Company entered into a conversion agreement with the silent partnership investors pursuant to which the shares held in trust were transferred to the silent partners in exchange for their silent partnership interests. Upon this conversion, the silent partnership was dissolved and all rights and obligations resulting from the silent partnership agreements ceased to exist.

The silent partnership arrangement thus contains both a liability and an equity component which are classified separately as financial liability and equity instruments. The equity component results from the option to convert the silent partnership interest into shares of the Company.

The fair value of the liability component was determined as of the date of issuance of the silent partnership interests. The fair value of the liability component, included in long-term borrowings, was estimated using a discounted cash flow method. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity. The contributions made by silent partners amounted to € 20,134 thousand in the aggregate.

In the years 1999 to 2003 losses (determined based on the statutory result of the legal entity under which the partnership existed) aggregating € 38,527 thousand were attributed to the silent partners. The silent partners' share in loss was recognised as a reduction of the liability up to the liability component of the initial contributions.

At the conversion date, the liability component to be transferred to shareholders' equity amounted to € 0.

23 Share options

Share options are granted to members of Management Board, Supervisory Board and employees. In general, options are for the first time exercisable (the vesting period) in four equal portions after the Annual General Shareholders' Meeting in the second, third, fourth and fifth year after being granted. Special option packages offered to members of the Management Board and to key employees upon hiring or as a special incentive vest after three years. All options expire no later than five years after their granting. Options are not transferable or negotiable and unvested options lapse without compensation upon termination of employment with the Company (cancellation).

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2005		2004		2003	
	number of options	Average exercise price in € per share	number of options	Average exercise price in € per share	number of options	Average exercise price in € per share
Outstanding at 1 January	2,523,200	1.91	2,289,100	1.85	1,179,100	1.85
Granted	730,000	8.46	628,800	2.10	1,140,000	1.85
Forfeited	(38,800)	1.99	(255,300)	1.90	(30,000)	1.85
Exercised	(109,100)	1.85	(139,400)	1.85	-	-
Outstanding at 31 December	**3,105,300**	**3.43**	**2,523,200**	**1.91**	**2,289,100**	**1.85**
Exercisable at 31 December	749,550	1.85	641,900	1.85	-	-

All amounts have been adjusted to reflect the capital adjustment in June 2004 (stock split 1:100).

Options exercised in 2005 resulted in 109,100 shares being issued (2004: 136,900 shares and 2003: 0) at € 1.85 each. In addition, 2,500 shares of treasury stock (recorded at an average historical price of € 1.56) have been sold at € 1.85 per share in 2004 for servicing the exercise of stock options. The weighted average value per share at the time of option exercise was € 7.24 in 2005 (2004: € 4.70).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Expiry date	Exercise price in € per share	Number of Options at 31 Decmber 2005	2004	2003
June 2006	1.85	628,700	669,000	807,200
June 2007	1.85	227,400	270,400	341,900
June 2008	1.85	961,600	1,005,000	1,140,000
June 2009	2.10	557,600	578,800	-
June 2010	5.50	10,000	-	-
June 2010	8.50	720,000	-	-
		3,105,300	2,523,200	2,289,100

The weighted-average grant-date fair value of options granted during the year 2005 was € 2.17 (2004: € 3.79 and 2003: € 1.10). The weighted-average fair value of the options granted during the period was determined using the Black Scholes valuation model in the year 2005 and the Monte Carlo valuation model, a path-based option valuation model, for the years 2003 and 2004.

The significant inputs into the models were:

	2005	2004	2003
Expected volatility	26.83 – 48.42	46.52 – 71.27	49.10 – 75.50
Expected vesting period (term in years)	1.50 – 4.50	1.50 – 4.50	1.50 – 4.50
Risk-free interest rate (%)	2.08 – 3.06	2.26 – 3.67	2.20 – 3.40

The expected volatility has been determined using average historical volatilities for small, developing publicly traded European biotechnology companies. In 2005, 730,000 share options were granted to the Management Board and employees at € 5.50 – 8.50 per share (expiry date: June 2010).

24 Other reserves

€ in thousands	Unrealized gains	Currancy Translation	Total
Balance at 1 January 2003	**173**	**11**	**184**
Fair value gains from available-for-sale financial assets	(76)	0	(76)
Currency translation differences	0	13	13
Balance at 31 December 2003	**97**	**24**	**121**
Balance at 1 January 2004	**97**	**24**	**121**
Fair value gains from available-for-sale financial assets	259	0	259
Currency translation differences	0	(86)	(86)
Balance at 31 December 2004	**356**	**(62)**	**294**
Balance at 1 January 2005	**356**	**(62)**	**294**
Fair value gains from available-for-sale financial assets	(64)	0	(64)
Currency translation differences	0	33	33
Balance at 31 December 2005	**292**	**(29)**	**263**

25 Post-employment benefit obligations

As required under Austrian labour law, the Company makes contributions to a multi-employer defined contribution plan (*Mitarbeitervorsorgekasse*). Monthly contributions to this plan are recognised in the period incurred. Monthly contributions to the scheme amount to 1.53 % of the salary of each respective employee. In the years ended 31 December 2005, 2004 and 2003, contribution costs amounted to € 71 thousand, € 56 thousand and € 47 thousand, respectively.

26 Trade and other payables

Trade and other payables include the following:

€ in thousands	At 31 December		
	2005	2004	2003
Trade payables	6,334	1,704	1,286
Accrued expenses	2,907	2,215	1,527
Social security and other taxes	344	386	320
Other payables	871	495	209
Deferred income	479	1,751	1,282
	10,935	6,551	4,624

27 Borrowings

Borrowings of the Company at year end include the following:

€ in thousands	At 31 December		
	2005	2004	2003
Loans due to commercial banks guaranteed by FFG (Forschungs-Förderungs-Gesellschaft mbH)	300	900	1,888
Loans due to a commercial bank guaranteed by aws (Austria Wirtschaftsservice Gesellschaft mbH)	1,396	2,093	2,790
Loan due to Österreichische Innovationsagentur	1,174	1,150	1,058
	2,870	4,143	5,736
Current			
Current portion of long term debt	1,337	1,701	1,680
Total borrowings	4,207	5,844	7,416

The maturity of non-current borrowings is as follows:

€ in thousands	At 31 December		
	2005	2004	2003
Between 1 and 2 years	998	1,297	1,685
Between 2 and 3 years	698	998	1,297
Between 3 and 4 years	0	698	998
Between 4 and 5 years	1,174	1,150	698
Over 5 years	0	0	1,058
	2,870	4,143	5,736

The effective interest rates at the balance sheet date were as follows:

	At 31 December		
	2005	2004	2003
Loans due to commercial banks guaranteed by FFG (Forschungs-Förderungs-Gesellschaft mbH)	1.96 %	1.96 % - 3.25 %	1.96 % - 3.25 %
Loans due to a commercial bank guaranteed by aws (Austria Wirtschaftsservice Gesellschaft mbH)	2.95 % and 3 M EURIBOR + 0.5 %	2.95 % - 6.00 %	1.50 % - 6.00 %
Loan due to Österreichische Innovationsagentur	4.00 %	8.50 %	8.50 %

As outlined in Note 10, all loans are guaranteed by Austrian governmental organisations. For all except two loans, the company in addition receives subsidies on interest under these programs. The following table presents the fair value based on the year-end bank interest rate of 4 % (2004: 6 % and 2003: 6 %) for the guaranteed borrowings without interest subsidy:

€ in thousands	Carrying amounts At 31 December			Fair Value At 31 December		
Loans due to commercial banks guaranteed by FFG (Forschungs-Förderungs-Gesellschaft mbH)	900	1,903	2,870	882	1,799	2,666
Loans due to a commercial bank guaranteed by aws (Austria Wirtschaftsservice Gesellschaft mbH)	2,093	2,791	3,488	2,084	2,681	3,199
Loan due to Österreichische Innovationsagentur	1,214	1,150	1,058	1,257	1,364	1,286
	4,207	5,844	7,416	4,223	5,844	7,151

28 Cash used in operations

The following shows the adjustments to reconcile net loss to net cash used in operations:

€ in thousands	Note	Year ended 31 December 2005	2004	2003
Loss for the period		(25,060)	(21,042)	(17,210)
Adjustments for				
- Depreciation and amortisation	13	990	870	615
- Stock-based compensation	23	1,421	1,931	1,241
- Tax	11	(280)	4	(45)
- (Profit)/loss on sale of property, plant and equipment	below	2	(6)	9
- Net movements in provisions for post-employement benefit obligation		0	0	(260)
- Other non cash expense		0	365	203
- Profit on disposal of available-for-sale financial assets	16	(231)	(145)	(463)
- Purchased materials and work performed		0	96	0
- Interest income	10	(688)	(44)	(33)
- Interest expense	10	195	260	233
- Share of loss from associates	15	1,540	3,508	0
- Changes in other long term assets		8	250	70
Changes in working capital (excluding the effects of acquisition and exchange rate differences on consolidation):				
- Work in progress		311	(311)	0
- Trade and other receivables		(5,752)	884	101
- Restricted cash		129	(496)	0
- Trade and other payables		3,542	2,071	2,101
Cash used in operations		(23,873)	(11,805)	(13,438)

The following table shows the adjustments to reconcile net loss from sale of property, plant and equipment to proceeds from sale of property, plant and equipment:

€ in thousands	Note	2005	2004	2003
Net book value		2	20	10
Loss on sale of property, plant and equipment	13	(2)	6	(9)
Proceeds from sale of property, plant and equipment		0	26	1

29 Collaboration and license agreements

The Company has entered into various agreements with industrial partners and agencies under which it receives or grants certain rights on vaccine technologies and intellectual property. The terms of these agreements include milestone payments, which are contingent on achievement of certain development milestones by the party receiving such rights as well as royalty payments, which are contingent on sales of products derived through use of such rights.

29.1 In-license agreements

In June 1998, the Company entered into an agreement with Boehringer Ingelheim International GmbH (BII). Pursuant to this agreement, the Company obtained the right to use the TransVax technology in the research and development of products for laboratory, pharmaceutical and diagnostic use. In April 2003, the parties signed a license agreement, giving the Company commercialisation rights for products based on the TransVax technology for a broad range of disease areas. In return, the Company has granted royalties on future net product sales to BII.

In April 2003, the Company entered into a set of agreements with VaccGen International, LLC ("VaccGen") for acquiring a vaccine project targeting Japanese Encephalitis virus infections. Under the terms of these agreements, the Company has obtained an exclusive license and certain documents and materials, which as a whole will allow it to further develop the product and to market it after successful completion of the development process and after regulatory approval. VaccGen will in turn receive milestone payments, and royalty payments on product sales. Expected future funding commitments for milestone payments under this agreement are $ 5,700 thousand (2004: $ 7,150 thousand).

In September 2003, the Company obtained a worldwide exclusive license from the National Institutes of Health (NIH) and the Centers for Disease Control and Prevention (CDC) within the US Department of Health and Human Services for certain intellectual property rights relevant for the Company's therapeutic vaccine to treat Hepatitis C. The Company is subject to annual license and milestone payments. Expected aggregate future license fees are $ 37.5 thousand (2004: $ 45 thousand). In addition, royalties on net sales will be payable by the Company upon commercialisation.

In November 2004, the Company obtained a worldwide non-exclusive license from Aventis Pasteur S.A. (now Sanofi Pasteur S.A.) for certain intellectual property rights related to the Company's Japanese Encephalitis vaccine. The Company is not required to pay any upfront or milestone payments in connection with this license, but the Company will be required to pay royalties on net sales of the vaccine upon its commercialisation.

License and milestone payments amounting to € 1,176 thousand (2004: € 22 thousand and 2003: € 1,573 thousand) have not been recognised as intangible assets due to the uncertainty as to whether expected future economic benefits attributable to the asset will flow to the company.

Future royalty obligations which are contingent upon future product sales are not quantifiable due to the uncertainty over future product sales.

29.2 Out-license agreements

In December 2003, the Company entered into a collaboration and licensing agreement with Aventis Pasteur S.A. (now Sanofi Pasteur S.A.) under which it has identified relevant antigens for the use in a bacterial vaccine. In June 2005, Sanofi exercised its option to acquire a worldwide exclusive license from the Company with respect to the intellectual property rights in the specific field of this collaboration. The Company is entitled to receive license fees, research and development funding, milestone payments and royalty payments on product sales.

In February 2004, the Company entered into a commercial license agreement with the Statens Serum Institut (SSI) for the development of a new prophylactic tuberculosis vaccine. The vaccine combines recombinant tuberculosis antigens developed by SSI with the Company's synthetic Immunizer IC 31™ as an adjuvant. The Company has the right to receive an immediate initial fee, mile stone payments and a substantial share in the profits on the future product commercialisation.

In May 2004, the Company signed a worldwide exclusive commercial license agreement with Merck&Co., Inc. ("Merck") allowing Merck to develop a bacterial vaccine against Staphylococcus aureus infections and granting Merck an option to develop antibody products. In December 2005, Merck started a Phase 1 clinical trial for the vaccine product. The Company will, upon successful completion of certain development milestones by Merck, receive further license payments and has the right to royalty payments on future product sales.

In December 2004, the Company entered into a commercial collaboration and license agreement with SciGen Ltd. for the development of a new therapeutic Hepatitis B vaccine. Under the terms of the agreement the partners will collaboratively conduct the development and commercialisation of a new therapeutic vaccine against Hepatitis B.

The Company has also entered into less significant agreements, which include a license to Solvo Biotechnology for the development and commercialisation of certain diagnostic systems based on a proprietary technology of the Company. In addition, the Company has entered into a number of material transfer agreements with pharmaceutical and biotechnology companies pursuant to which it makes its proprietary Immunizer technology available for evaluation for the development of novel vaccines, without granting any commercial rights.

30 Contingencies

The Company has entered into a contractual arrangement with members of the Management Board entitling them to a one-off payment under certain conditions in case their contracts are not renewed for reasons in the sole responsibility of the Company. Contingent liabilities under these contractual arrangements at 31 December 2005 amount to € 651 thousand (at 31 December 2004: € 1,058 thousand).

The Company was liable for a bank guarantee issued for Biovertis in the amount of € 60 thousand at 31 December 2004 and 2003.

31 Commitments

The Company leases various laboratory, office space, apartments, parking spaces, cars and equipment under cancellable operating lease agreements. The leases have varying termination clauses.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

€ in thousands	At 31 December		
	2005	2004	2003
Not later than 1 year	969	1,030	979
Later than 1 year and not later than 5 years	4,482	1,736	2,766
Later than 5 years	12,012	0	0
	17,463	2,766	3,745

32 Business combinations

In March 2004, the Company acquired a multi-purpose biologics manufacturing plant located in Livingston, Scotland, including a 9,000 square metre facility formerly owned by Excell Biotech Ltd., machinery and equipment and 24 staff formerly employed by Excell Biotech, Ltd. The purchase price totalled € 3,332 thousand. The Company expects to use the facility for manufacturing of its late stage Japanese Encephalitis vaccine and for manufacturing its pipeline of bacterial vaccine candidates.

The acquired business contributed revenues of € 0 and a net loss of € 915 thousand to the Company for the period from 1 March 2004 to 31 December 2004. As the business was under receivership before the transaction occured it is impracticable to disclose the revenue and the profit or loss of the combined entity for the period as though the acquisition date for all business combinations effected during the period had been the beginning of that period.

The acquisition has been accounted for as a business combination as of 1 March 2004 and, accordingly, the purchase price has been allocated to the assets acquired based on their estimated fair values at the date of the acquisition. The following table summarises the allocation of the purchase price to the assets acquired:

€ in thousands	
Property and building	1,856
Equipment	1,264
Production technology	117
Work in progress for Intercell project	95
Total purchase consideration	**3,332**

There were no acquisitions in the year ended 31 December 2003 and 2005.

33 Related-party transactions

The following transactions were carried out with related parties:

Sales of goods and services

€ in thousands	Year ended 31 December		
	2005	2004	2003
Sales of capital assets and IP to associates	900	3,700	0
Sales of services to associates	133	79	108
	1,033	3,779	108

In 2004, the Company entered into a capital asset purchase agreement with BV Biotechnologies GmbH, an affiliate of Biovertis - Information Driven Drug Design AG ("Biovertis") for certain know-how and materials in the field of potential antibacterial drug targets. The Company has also entered into a licensing agreement with Biovertis in the field of small molecule antibacterial drugs under which it is entitled to receive royalty payments on product sales and licence fees from application of Antigen-Identification-Technology.

In 2005, the Company entered into a capital asset purchase agreement with Pelias Biotechnologies GmbH, an affiliate of Pelias Biomedizinische Entwicklungs AG ("Pelias") for certain know-how and materials in the field of hospital infections. The Company has also entered into a licensing agreement with Pelias in the field of hospital infections under which it is entitled to receive royalty payments on product sales.

From both Biovertis and Pelias the Company received service fees for administrative and scientific services. The Company is a party to an investment agreement and a shareholders' agreement with Biovertis and its other shareholders and is a party to a shareholders' agreement with Pelias and its other shareholders.

Purchases of goods and services

€ in thousands	Year ended 31 December		
	2005	2004	2003
Payment of annual trustee fees to entities related to silent partnership investors	0	101	134
Payment of service fees to entities related to silent partnership investors	0	125	0
Payments of service fees to Supervisory Board members	0	0	90
Payment of tax advisory fees to entities related to a Supervisory Board member	0	0	49
	0	226	273

Key management compensation

The aggregate compensation of the members of the Company's Management Board includes the following:

€ in thousands	Year ended 31 December		
	2005	2004	2003
Salaries and other short-term employee benefits	1,741	1,476	1,167
Other long-term benefits	46	52	10
Share-based payments (stock compensation expense)	887	1,296	985
	2,674	2,824	2,162

Supervisory Board compensation

The aggregate compensation of the members of the Company's Supervisory Board amounted to € 152 thousand (2004: € 73 thousand and 2003: € 72 thousand).

Year-end balances arising from sales of goods/services

€ in thousands	At 31 December		
	2005	2004	2003
Receivables from related parties (Note 17):			
Associates	1,207	2	29

Year-end balances from loans to related parties

€ in thousands	At 31 December		
	2005	2004	2003
Loans to Management Board and former key managers of the Company	472	494	741
Less: non current portion	(225)	(494)	(741)
Current portion	247	0	0

In 2001, the Company granted interest-free loans in the amount of € 247 thousand each to Alexander von Gabain, the Company's Chief Scientific Officer, Michael Buschle, the Company's Chief Technical Officer, and Walter Schmidt, a founding shareholder. All loans to management had an initial term of five years. The loan granted to Alexander von Gabain has been extended until termination of his employment. Michael Buschle repaid his loan in full in May 2004. Walter Schmidt, who no longer has an employment relationship with the Company, is entitled to keep the loan outstanding for the full initial five-year period.

No provision has been required for the loans made to the Management Board.

Commitments and contingencies

The Company was liable for a bank guarantee issued for Biovertis in the amount of € 60 thousand at 31 December 2004 and 2003.

34 Events after the balance sheet date

In January 2006, the Company made a capital contribution of € 1,450 thousand to its associate Pelias Biomedizinische Entwicklungs AG of which € 500 thousand had been agreed already in 2005.

Vienna, 23 March 2006

The Management Board:

signed:
Univ.-Prof. Dr. Alexander von Gabain

signed:
Dr. Gerd Zettlmeissl

signed:
Mag. Dr. Werner Lanthaler

The consolidated financial statements of Intercell AG for the fiscal year from 1 January 2005 to 31 December 2005, the management report and the audit opinion thereon have been issued in German language in accordance with section 245a and 193 of the Austrian Commercial Code. We draw attention to the fact that this translation into English is presented for convenience purposes only and that the German wording is the only legally binding version.

Report on Review of the
Interim Financial Report as of 30 June 2007

Introduction

We have reviewed the accompanying condensed consolidated balance sheet of INTERCELL AG, Vienna (the "Company") and its subsidiaries ("the Group") as of June 30, 2007 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, prepared as required by § 87 (2) BörseG (Stock Exchange Law). Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with International Financial Reporting Standards as adopted by the European Union applicable to interim financial reporting ('IAS 34 - Interim Financial Reporting'). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with laws and regulations applicable in Austria and in accordance with the International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial report is not prepared, in all material respects, in accordance with 'IAS 34 - Interim Financial Reporting'.

Vienna, August 2, 2007

PwC Wirtschaftsprüfung GmbH
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft

signed:

Aslan Milla
Austrian Certified Public Accountant

UNAUDITED INTERIM FINANCIAL REPORT AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2007

INTERCELL AG

CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

€ in thousands (except per share amounts)	**Three months ended 30 June**		**Half year ended 30 June**	
	2007	**2006**	**2007**	**2006**
Revenues	**3,682**	**5,445**	**5,184**	**5,771**
Revenues from collaborations and licensing	1,610	5,380	2,199	5,382
Grant income	2,072	65	2,985	389
Operating expenses				
Research and development expenses	(10,087)	(6,587)	(17,462)	(13,413)
General, selling and administrative expenses	(2,882)	(2,149)	(6,121)	(4,117)
Income from transactions with associated companies	-	16	-	43
Other income/(expenses), net	502	200	2,151	286
OPERATING LOSS	**(8,785)**	**(3,075)**	**(16,248)**	**(11,430)**
Finance income	555	49	1.228	558
Finance expenses	(263)	(50)	(520)	(67)
Share of loss of associated companies	-	-	-	(950)
LOSS BEFORE INCOME TAX	**(8,494)**	**(3,076)**	**(15,540)**	**(11,889)**
Income tax expense	(28)	(401)	(31)	(402)
LOSS FOR THE PERIOD	**(8,522)**	**(3,477)**	**(15,571)**	**(12,291)**
Losses per share for loss attributable to the equity holders of the company, expressed in Euro per share (basic and diluted)	(0.22)	(0.10)	(0.40)	(0.37)

INTERCELL AG

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

€ in thousands	30 June 2007	31 December 2006
ASSETS		
Non-current assets	**31,306**	**11,439**
Property, plant and equipment	11,682	10,253
Intangible assets	19,106	157
Deferred income tax assets	282	283
Other non-current assets	237	746
Current assets	**86,113**	**100,024**
Trade receivables and other current assets	4,867	5,413
Available-for-sale financial assets	71,113	65,523
Restricted cash	190	190
Cash and cash equivalents	9,943	28,898
TOTAL ASSETS	**117,419**	**111,463**
EQUITY		
Capital and reserves attributable to the Company's equity holders	**89,939**	**93,082**
Share capital	207,064	200,266
Other reserves	6,811	668
Retained earnings	(123,936)	(107,852)
LIABILITIES		
Non-current liabilities	**10,977**	**2,399**
Borrowings	1,808	2,157
Other long term liabilities	4,865	242
Deferred income tax liabilities	4,304	-
Current liabilities	**16,503**	**15,982**
Trade and other payables	10,175	10,363
Borrowings	721	998
Deferred income	5,607	4,621
Total liabilities	**27,480**	**18,381**
TOTAL EQUITY AND LIABILITIES	**117,419**	**111,463**

CONSOLIDATED CASHFLOW STATEMENTS (UNAUDITED)

€ in thousands	Half year ended 30 June 2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	(15,571)	(12,291)
Depreciation and amortization	731	491
Share-based compensation	1,945	905
Tax	31	404
Other adjustments for reconciliation to cash used in operations	(502)	788
Changes in working capital	(1,081)	(1,422)
Cash used in operations	**(14,447)**	**(11,125)**
Interest paid	(24)	(49)
Income tax paid	(31)	(404)
Net cash used in operating activities	**(14,502)**	**(11,578)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash acquired through acquisitions, net of cash consideration	2,880	-
Purchases of property, plant and equipment	(2,357)	(2,806)
Purchases of intangible assets	(61)	(13)
Purchases of available-for-sale financial assets	(10,100)	-
Proceeds from sale of available-for-sale financial assets	4,743	16,332
Investments in associated companies	-	(1,450)
Interest received	1,188	-
Net cash generated from/(used in) investing activities	**(3,707)**	**12,063**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock, net of costs of equity transactions	(114)	5,503
Repayment of borrowings	(647)	(642)
Net cash generated from/(used in) financing activities	**(761)**	**4,861**
Net increase/(decrease) in cash	**(18,970)**	**5,346**
Cash at beginning of the period	28,899	5,284
Exchange gains on cash	14	39
Cash at end of the period	**9,943**	**10,669**
Cash, short-term deposits and marketable securities at end of the period	**81,056**	**39,646**

INTERCELL AG

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

€ in thousands	Share capital	Other reserves	Retained earnings	Total equity
Balance at 1 January 2006	**141,099**	**263**	**(91,709)**	**49,653**
Fair value losses on available-for-sale financial assets	-	(62)	-	(62)
Currency translation differences	-	(23)	-	(23)
Net loss recognized directly in equity	-	(85)	-	(85)
Loss for the period	-	-	(12,291)	(12,291)
Total recognized expense for the six months ended 30 June 2006	**-**	**(85)**	**(12,291)**	**(12,376)**
Employee share option plan - value of employee services	905	-	-	905
Issuance of common stock	5,843	-	-	5,843
Cost of equity transactions	(340)	-	-	(340)
Balance at 30 June 2006	**147,507**	**178**	**(104,000)**	**43,685**
Balance at 1 January 2007	**200,266**	**668**	**(107,852)**	**93,082**
Fair value gains on available-for-sale financial assets	-	191	-	191
Currency translation differences	-	(23)	-	(23)
Net income recognized directly in equity	-	168	-	168
Loss for the period	-	-	(15,571)	(15,571)
Total recognized income/(expense) for the six months ended 30 June 2007	**-**	**168**	**(15,571)**	**(15,403)**
Employee share option plan - value of employee services	877	-	-	877
Issuance of common stock	6,034	-	-	6,034
Impact of business combinations	-	5,975	(513)	5,462
Cost of equity transactions	(113)	-	-	(113)
Balance at 30 June 2007	**207,064**	**6,811**	**(123,936)**	**89,939**

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2007

1. Basis of preparation

This interim financial report of Intercell AG (the "Company") for the six months ended June 30, 2007 has been prepared in accordance with International Financial Reporting Standards as adopted by the EU applicable to interim financial reporting (IAS 34). The accounting policies adopted are consistent with those of the annual financial statements for the year ended December 31, 2006. This interim financial report should be read in conjunction with the annual financial statements for the year ended December 31, 2006.

For ease of presentation, amounts have been rounded and, where indicated, are presented in thousand Euros. However, calculations are based on exact figures. Therefore, the sum of the numbers in a column of a table may not equal to the total figure given for the column.

2. Segment reporting

The Company operates in a single business segment and in a single geographical segment.

3. Fluctuation of revenues

Revenues comprise grant income and revenues from collaborations and licensing. Revenues from collaborations and licensing have been fluctuating in the past and the Company expects that they will continue to fluctuate over different reporting periods in the future.

4. Property, plant and equipment and intangible assets

Additions to property, plant and equipment and intangible assets during the interim reporting period resulted principally from investments in laboratory and manufacturing equipment and from acquisition of a subsidiary, Pelias Biomedizinische Entwicklungs AG ("Pelias", see note 6).

Assets acquired through the acquisition of Pelias include an in-process research and development project for a vaccine against Pseudomonas infections. This project has been re-valued and capitalized as intangible asset at its fair value at the date of acquisition of € 18,923 thousand. Amortization of the intangible asset over its useful life will start when the vaccine has been fully developed and is ready for use. In accordance with IAS 36, the intangible asset will be tested for impairment on an annual basis and when there is an indication that it may be impaired.

5. Share capital

In January 2007, the Company acquired 32,692 shares in Pelias in exchange for 349,815 new Intercell shares with a market value of € 6,034 thousand (see note 6). Following the completion of the transaction, the Company's total number of shares outstanding is 39,375,823.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2007 - (Continued)

€ in thousands* (except number of shares)	Shares issued		Capital from ESOP**	Treasury shares		Total share capital
	Number of shares	Capital paid in		Number of shares	Book value	
Balance at 1 January 2006	*33,676,232*	136,281	5,319	*518,389*	(501)	141,099
Employee share option plan:						
- value of employee services	-	-	905	-	-	905
- proceeds from shares issued	-	1,106	-	-	-	1,106
Issuance of common stock	-	4,737	-	-	-	4,737
Cost of equity transactions	-	(340)	-	-	-	(340)
Balance at 30 June 2006	*33,676,232*	141,784	6,224	*518,389*	(501)	147,507
Balance at 1 January 2007	*39,531,897*	193,791	6,965	*505,889*	(489)	200,266
Employee share option plan:						
- value of employee services	-	-	877	-	-	877
Issuance of common stock	*349,815*	6,034	-	-	-	6,034
Cost of equity transactions	-	(113)	-	-	-	(113)
Balance at 30 June 2007	*39,881,712*	199,711	7,841	*505,889*	(489)	207,064

* The financial information set forth in this table has been rounded for ease of presentation. Therefore, the rounded numbers presented as opening balance may be slightly different to the closing balance in previous financial reports.

** Employee Share Option Plan

6. Business Combinations

On January 2, 2007, the Company acquired essentially all of the shares outstanding of Pelias, that it did not already own in exchange for 349,815 new Intercell shares (see note 5). Pelias, together with its subsidiaries, is engaged in research and development in the field of hospital infections.

Prior to the acquisition, the Company's interest in Pelias was 46.0 percent and had been accounted for using the equity method. The now acquired shares represent 46.7 percent of the share capital of Pelias. 7.3 percent of the share capital is held by Pelias as treasury stock since the date of acquisition and the 92.7 percent interest held by Intercell therefore represent all of the outstanding share capital of Pelias, except one share, which is held by ATI Vermögens-treuhandgesellschaft m.b.H.

From the date of acquisition, Pelias has been fully consolidated with its identifiable assets and liabilities, which have been re-valued to their fair values at the date of acquisition. The Company's initial 46.0 percent interest was also re-valued directly into equity at the date of acquisition.

In the period from the date of acquisition to June 30, 2007, the acquired business contributed revenue of € 816 thousand and a net loss of € 468 thousand to the Company. The contribution would have been the same if the acquisition had occurred on January 1, 2007.

Details of net assets acquired and goodwill are as follows:

€ in thousands

Purchase consideration	
- Initial contributed capital at formation	32
- Additional capital calls	3,450
- Fair value of shares issued as consideration at acquisition date	6,034
- Direct costs relating to the acquisition	36
Total purchase consideration	**9,552**
Increase in fair value of net assets already held, net of initial contributed capital and capital-calls	2,492
Fair value of net assets acquired	(12,044)
Goodwill	**0**

The fair value of the Intercell shares issued as consideration for the acquisition of Pelias shares was determined using the last stock exchange price before the date of acquisition.

The assets and liabilities arising from the acquisition are as follows:

€ in thousands	Fair value	Acquiree's carrying amount
Cash and cash equivalents (including restricted cash)	2,917	2,917
Property, plant and equipment and Software	152	152
Trade and other receivables	1,031	1,031
In-process Research and Development projects	18,924	-
Deferred tax liabilities	(4,304)	-
Trade and other payables	(2,792)	(2,792)
Borrowings (silent partnership)	(3,882)	0
Net assets acquired	**12,044**	**1,308**

Cash acquired through the acquisition, net of cash consideration paid, is as follows:

€ in thousands

Cash consideration	(35)
Cash and cash equivalents in subsidiary acquired	2,917
Cash inflow through acquisition	**2,880**

7. Events after the balance sheet date

In July 2007, the Company entered into a major strategic partnership with Novartis Pharma AG to accelerate innovation in vaccines development in infectious diseases. The terms of the agreement include the grant of an exclusive license by Intercell for the use of its adjuvant IC31™ in influenza vaccines and of option rights for further licenses on IC31™ and a broad range of un-partnered product candidates. In consideration, the Company will receive upfront license and options fees of € 120 million and is entitled to substantial further payments upon achievement of certain development milestones as well as royalties on future product sales or a share of the profits. At the same time, Novartis has agreed to subscribe for 4.8 million new shares of the Company at an issue price of € 31.25 per share, bringing Novartis' stake in the Company from approximately 6 % to 16 % of the voting rights. Consummation of the transaction is subject to antitrust clearance.

In connection with the exercise of stock options by members of the management board, the supervisory board and employees, the Company issued 839,995 new shares and transferred 120,000 shares of treasury stock to the beneficiary option holders in July 2007.

Vienna, August 2, 2007

Management Board:

signed:
Dr. Gerd Zettlmeissl

signed:
Univ.-Prof. Dr. Alexander von Gabain

signed:
Dr. Werner Lanthaler

REGISTERED AND HEAD OFFICE OF THE COMPANY

Intercell AG
Campus Vienna Biocenter 6
1030 Vienna
Austria

LEGAL ADVISOR TO THE COMPANY

As to Austrian Law
Dorda Brugger Jordis
Rechtsanwälte GmbH
Dr. Karl Lueger-Ring 10
1010 Vienna
Austria

AUDITORS OF THE COMPANY

PwC Wirtschaftsprüfung AG
Wirtschaftsprüfungs-und Steuerberatungsgesellschaft
Erdbergstrasse 200
1030 Vienna
Austria

END